Form 10-K, Exhibit 13
period 1996-12-31
CRYOLIFE INC
filed 1997-03-31
CIK 784199

EXHIBIT 13.1

                            C R Y O L I F E , I N C .

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The Company's revenues have been derived primarily from human heart valve, vein and orthopaedic tissue preservation services.


YEAR ENDED DECEMBER 31, 1996
         COMPARED TO YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

Revenues increased 27% to $37.2 million in 1996 from $29.2 million in 1995. These revenue increases were primarily due to greater allograft shipments resulting from an increase in demand.

Revenues from human heart valve preservation increased 26% to $24.8 million in 1996 from $19.7 million in 1995, representing 67% of total revenues during each year. These revenue increases were primarily due to a 29% increase in the number of allograft shipments resulting from an increase in demand. Heart valve revenues attributable to the acquisition of United Cryopreservation Foundation, Inc. (UCFI) were $263,000 in 1996.

Revenues from human vein preservation increased 21% to $8.2 million in 1996 from $6.8 million in 1995, representing 22% and 23%, respectively, of total revenues during such years. These revenue increases were primarily due to a 22% increase in the number of allograft shipments resulting from an increase in demand. Vein revenues attributable to the acquisition of UCFI were $63,000 in 1996.

Revenues from orthopaedic connective tissue preservation increased 127% to $3.4 million in 1996 from $1.5 million in 1995, representing 9% and 5%, respectively, of total revenues during each year. These revenue increases were primarily due to a 173% increase in the number of allograft shipments resulting from an increase in demand.

Revenues from the sale of porcine heart valves in 1996 were $385,000 compared to $263,000 in 1995, representing 1% of revenues during each year. These revenues increased due to a 29% increase in the number of units shipped. The Company has concentrated marketing efforts for stentless porcine heart valve sales in Europe. During December 1995, the Company obtained CE Mark certification for the stentless porcine valves. Management believes that CE Mark certification will help the Company gain entry and approval for its porcine heart valves in the European Community. The Company currently intends to initiate the process for Investigational Device Exemption (IDE) and Premarket Approval (PMA) approval of stentless porcine heart valves in the United States in 1998.

Other revenues decreased to $362,000 in 1996 from $712,000 in 1995. Other revenues in 1996 consist primarily of research grant award revenues and income from the termination of the option agreement with Bayer Corporation. Research grant award revenues in 1996 were primarily related to the bioadhesive and SynerGraft projects. Income from the termination of the Bayer agreement totaled $88,000, net of related expenses. The decrease compared to 1995 is primarily attributable to the sale of the Company's patented Viral Inactivation Process technology in 1995.

Preservation costs increased to $12.6 million in 1996 from $10.5 million in 1995. Cost of preservation services as a percentage of cryopreservation revenues decreased to 34% in 1996 from 37% in 1995. This favorable decrease is primarily due to an increase in the volume of processed tissue and more efficient processing methods.

General, administrative and marketing expenses increased 23% to $15.7 million in 1996 from $12.8 million in 1995, representing 42% and 44%, respectively, of total revenues during such years. The increased expenses of approximately $2.9 million are primarily attributable to additional regulatory and quality costs related to the Company's CE Mark and ISO 9001 certifications, increased fees paid to technical representatives and other related marketing expenses resulting from the growth in revenues, and increases in general overhead expenses to support the growth in revenues.

The Company has continued its commitment to research and development activity, spending approximately $2.8 million and $2.6 million in 1996 and 1995, representing 7.5% and 9.0%, respectively, of total revenues during such years. The Company invested significantly during 1996 in the development of bioadhesives for surgical applications and in its SynerGraft technology.


YEAR ENDED DECEMBER 31,1995
         COMPARED TO YEAR ENDED DECEMBER 31, 1994
--------------------------------------------------------------------------------

Revenues increased 23% to $29.2 million in 1995 from $23.8 million in 1994. These revenue increases were primarily due to greater allograft shipments resulting from an increase in demand, coupled with a general cryopreservation fee increase in early 1995.

Revenues from human heart valve preservation increased 18% to $19.7 million in 1995 from $16.7 million in 1994, representing 67% and 70%, respectively, of total revenues during such years. These revenues increased due in part to a 14% increase in the number of preserved units shipped resulting from an increase in demand,and the general cryopreservation fee increase in early 1995.

Revenues from human vein preservation increased 24% to $6.8 million in 1995 from $5.5 million in 1994, representing 23% of total revenues during each year. These revenues increased due to an 11% increase in the number of preserved units shipped resulting from an increase in demand, coupled with the general cryopreservation fee increase in early 1995.

Revenues from orthopaedic connective tissue preservation increased 153% to $1.5 million in 1995 from $593,000 in 1994, representing 5% and 2%, respectively, of total revenues during each year. These revenues increased due to a 160% increase in the number of preserved units shipped resulting from an increase in demand.

Porcine heart valve revenue in 1995 was $263,000 compared to $414,000 in 1994. Marketing efforts for the porcine heart valves were hindered by ongoing legal actions between the Company (the exclusive worldwide distributor) and the manufacturer (Bravo). In early 1995, the Company and Bravo reached an agreement to settle their differences whereby the Company obtained ownership of the trademarks, rights and patents of the stentless porcine heart valves and Bravo retained the same for the stented porcine heart valves. Consequently, revenues decreased due to the transfer of the stented porcine valve technology to Bravo.

Cost of preservation services as a percentage of cryopreservation revenues decreased to 37% in 1995 from 39% in 1994. This favorable decrease was primarily due to an increase in the volume of processed tissue, more efficient processing methods and the general cryopreservation fee increase.

Other revenues increased to $712,000 in 1995 from $412,000 in 1994. The increase was primarily attributable to the sale of the Company's patented Viral Inactivation Process technology. Also contributing to this increase was an increase in research grants revenue from $320,000 in 1994 to $353,000 in 1995. The Company has continued to receive research grants for both bioadhesives and tissue engineering research.

General, administrative and marketing expenses increased 15% to $12.8 million in 1995 from $11.1 million in 1994, representing 44% and 47%, respectively, of total revenues during such years.

The increased expenses of approximately $1.7 million were primarily attributable to additional regulatory consulting related to the Company's bioadhesives, provisions for a sales and use tax audit, additional direct technical representatives, increased fees paid to technical representatives and other related marketing expenses.

The Company continued its commitment to research and development activity, spending approximately $2.6 million in 1995 and $2.0 million in 1994 representing 9.0% and 8.4% of revenues, respectively, in such years. The Company invested heavily during 1995 in the development of bioadhesives for surgical applications.

CONTINUING OPERATIONS

REVENUES AND PERFORMANCE DATA FROM CONTINUING OPERATIONS BY MAJOR PRODUCT LINES FOR THE YEARS ENDING 1996, 1995 AND 1994.



Year Ended December 31, (Dollars in Thousands)    1996         1995         1994
--------------------------------------------------------------------------------

Heart Valves and Conduits:
--------------------------------------------------------------------------------
         Units shipped                             4,528       3,499       3,065
         Revenues                                $24,764     $19,723     $16,669

VEINS:
--------------------------------------------------------------------------------
         Units shipped                             2,147       1,765       1,591
         Revenues                                 $8,172      $6,771      $5,505

ORTHOPAEDIC TISSUES:
--------------------------------------------------------------------------------
         Units shipped                             1,562         573         220
         Revenue                                  $3,358      $1,456         593


Human heart valve preservation services currently account for the majority of the Company's revenues, followed by vein and orthopaedic services. The business of the Company is expected to change in future years, reflecting, among other things, the anticipated growth in vein and orthopaedic tissue services.

Orthopaedic tissue units shipped consist of both tendons and menisci. The number of tendons shipped increased to 1,272 in 1996, from 338 in 1995 and 35 in 1994. The increase in shipments resulted from an increase in demand for such tissue. Menisci shipments were 290 in 1996, 235 in 1995 and 185 in 1994.

The Company continually reviews tissue on hand to determine its viability. Tissue determined not to be suitable for implantation is disposed of properly and the associated deferred preservation costs are expensed.

In July, 1992, the Company acquired the exclusive distribution rights to certain aortic and mitral porcine heart valves principally for sale in overseas markets. Revenues from the sale of porcine valves totaled $385,000, $263,000 and $414,000 for 1996, 1995 and 1994, respectively.

SEASONALITY

The demand for the Company's human heart valve tissue preservation services is seasonal, with peak demand generally occurring in the second and third quarters. Management believes this demand trend for human heart valves is primarily due to the high number of pediatric surgeries scheduled during the summer months. However, the demand for the Company's vein preservation services does not appear to experience this seasonal trend. Management believes the trends experienced by the Company to date for its orthopaedic tissue preservation services indicate this business may also be seasonal because it is an elective procedure that may be performed less frequently during the fourth quarter holiday months.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirements arise out of working capital needs, capital expenditures for additional lab and production facilities, research and development spending, and acquisitions. Historically, the Company has met these requirements primarily with proceeds from sales of common stock, loans under its credit facilities and earnings.

The decrease in marketable securities results from the sale of such securities to finance the leasehold improvements and furnishings for the new corporate headquarters. The increase in accounts receivable is due to the growth in revenues. The increase in deferred preservation costs relates to an increase in donors necessary to support the previously mentioned revenue growth. The increase in property and equipment relates primarily to the Company's new corporate headquarters. The Company does not expect to incur significant additional costs relating to the new headquarters. The increase in other assets relates primarily to the acquisition of the BioGlue(R) technology and to intangible assets recorded in connection with the acquisition of UCFI. The increase in accounts payable results primarily from liabilities associated with the construction and equipping of the new corporate headquarters. The increase in accrued procurement fees results from the increase in tissue procurement in the fourth quarter of 1996. Long-term debt results from the acquisition of the BioGlue technology and from the acquisition of UCFI. The increase in the bank line of credit is primarily due to leasehold improvements, furniture and equipment purchases for the new facility.

Net cash provided by operating activities was $4.0 million in 1996, as compared to net cash provided by operating activities of $2.4 million in 1995. The increase in net cash provided by operating activities during 1996 was primarily a result of an increase in earnings and payables, partially offset by increased receivables.

Net cash flows from financing activities were $1,816,000 in 1996 and $265,000 in 1995. This activity primarily consists of net proceeds from borrowings under the Company's line of credit and the exercise of stock options.

The Company's capital expenditures totaled $9,220,000, the majority of which relates to the construction and equipping of the Company's new corporate headquarters. Also, the Company has made a commitment for up to $1,000,000 in construction costs for a new manufacturing facility for Ideas for Medicine.

The Company's research and development expenditures totaled $2.8 million in 1996 and $2.6 million in 1995. Management estimates that research and development expenditures for 1997 will be approximately $3.9 million but are dependent upon achieving certain milestones in clinical testing. A large portion of this spending relates to the continued development of bioadhesives and application for clinical trial approval of the bioadhesives to the FDA.

During 1996 the Company secured a revolving credit facility of $10.0 million at the bank's prime rate of interest. In addition, the Company may supplement its financial resources from time to time, as market conditions permit, through additional financing through collaborative marketing and distribution agreements.

The Company believes that the cash generated from operations and loans available under its revolving credit facility will be sufficient to meet the Company's funding needs for the foreseeable future, including the approximately $4.5 million cash portion of the purchase price relating to the acquisition of Ideas for Medicine which was completed on March 5, 1997.

INFLATION

Although the Company cannot determine the precise effects of inflation, management does not believe it has had a significant effect on revenues or results of operations and does not expect it to have a significant effect in the near future.

OUTLOOK

Management expects 1997 to be another strong year. The existing markets for the Company's products continue to grow. The Company's backlog remains strong, and new products introduced during 1996, together with expanded international marketing efforts, should spur demand. Management does not anticipate that the move to the new corporate headquarters will adversely affect product gross margins. Management expects that the acquisition of Ideas of Medicine will not have a significant impact on 1997 earnings.

FOWWARD-LOOKING STATEMENTS

Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in this 1996 Annual Report that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future are forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include, among others, statements regarding the Company's competitive position, the acquisition and subsequent integration of Ideas for Medicine, the application to the U.S. FDA for the stentless O'Brien porcine heart valves, estimates regarding 1997 research and development expenditures, the Company's expectations regarding the adequacy of current financing arrangements, product demand and market growth, and other statements regarding future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. It should be noted that the Company's actual results could differ materially from those contained in such forward-looking statements mentioned above, due to adverse changes in any number of factors that affect this Company's business, including without limitation, changes in government regulation of the Company's business, the availability of tissue for implant, the status of the Company's products under development, the protection of the Company's proprietary technology, the reimbursement of health care costs by third-party payors, and the Company's ability to sufficiently integrate acquired businesses.

                             C R Y O L I F E, I N C.
                           CONSOLIDATED BALANCE SHEETS



ASSETS
December 31,                                                        1996                    1995
-----------------------------------------------------------------------------------------------------------------

Current assets:
-----------------------------------------------------------------------------------------------------------------
           Cash and cash equivalents                        $  1,369,699              $  516,416
           Marketable securities                                  43,145               6,015,158
           Receivables:
             Trade accounts, less allowance
             for doubtful accounts of
             $94,287 in 1996 and $30,000
             in 1995                                           6,571,751               5,092,658
             Income taxes                                        150,123                      --
             Other                                             1,474,793                 194,260

          -------------------------------------------------------------------------------------------------------
           Total receivables                                   8,196,667               5,286,918
          -------------------------------------------------------------------------------------------------------

           Deferred preservation costs, less
           allowance of $278,399 in 1996
           and $247,484 in 1995                                7,178,043               5,996,201
           Inventories                                           260,796                 424,200
           Prepaid expenses                                      846,294                 369,594
           Deferred income taxes                                 286,679                 275,375

          -------------------------------------------------------------------------------------------------------
           Total current assets                               18,181,323              18,883,862
          -------------------------------------------------------------------------------------------------------

Property and equipment:
-----------------------------------------------------------------------------------------------------------------
           Equipment                                           8,366,234               5,692,383
           Furniture and fixtures                              1,493,239                 382,605
           Leasehold improvements                              7,494,487               2,018,722
          -------------------------------------------------------------------------------------------------------
                                                              17,353,960               8,093,710
           Less accumulated depreciation
           and amortization                                    5,787,596               4,814,542

          -------------------------------------------------------------------------------------------------------
           Net property and equipment                         11,566,364               3,279,168
          -------------------------------------------------------------------------------------------------------

Other assets:
-----------------------------------------------------------------------------------------------------------------
           Patents and other intangibles,
           less accumulated amortization of
           $669,140 in 1996 and $286,570
           in 1995                                             4,701,281               1,728,262
           Other                                                 523,751                 240,897

          -------------------------------------------------------------------------------------------------------
           Total assets                                      $34,972,719             $24,132,189
          -------------------------------------------------------------------------------------------------------


           See accompanying notes to consolidated financial statements.

                             C R Y O L I F E, I N C.
                           CONSOLIDATED BALANCE SHEETS



LIABILITIES AND SHAREHOLDERS' EQUITY
December 31,                                                     1996                    1995
-----------------------------------------------------------------------------------------------------------------

Current liabilities:
-----------------------------------------------------------------------------------------------------------------
           Accounts payable                                  $ 3,695,862            $  1,372,862
           Accrued expenses                                      719,427                 388,579
           Accrued compensation                                  878,263                 610,194
           Accrued fees to technical service
           representatives                                       213,828                 391,300
           Accrued procurement fees                            1,210,194                 694,486
           Current maturities of debt                            527,054                      --
           Income taxes payable                                       --                 209,574

          -------------------------------------------------------------------------------------------------------
           Total current liabilities                           7,244,628               3,666,995
          -------------------------------------------------------------------------------------------------------

           Bank line of credit                                 1,250,000                      --
           Long-term debt                                      1,548,900                      --

          -------------------------------------------------------------------------------------------------------
           Total liabilities                                  10,043,528               3,666,995
          -------------------------------------------------------------------------------------------------------

           Commitments and Contingencies

Shareholders' equity:
-----------------------------------------------------------------------------------------------------------------
           Preferred stock of $.01 par value per share.
               Authorized 5,000,000
               shares; no shares issued.                              --                      --
           Common stock of $.01 par
             value per share.
               Authorized 50,000,000
               shares; issued 10,110,326
               shares in 1996 and                                101,103                  99,743
               9,974,332 shares in 1995
           Additional paid-in capital                         17,127,706              16,568,313
           Retained earnings                                   7,902,019               3,974,538
           Unrealized gain (loss) on
              marketable securities                              (1,146)                  28,092
           Treasury stock of 543,000
              shares, at cost                                  (179,625)               (179,625)
           Notes receivable from
                 shareholders                                   (20,866)                (25,867)
           Total shareholders' equity                         24,929,191              20,465,194
          -------------------------------------------------------------------------------------------------------

          -------------------------------------------------------------------------------------------------------
           Total liabilities and shareholders' equity        $34,972,719             $24,132,189
          -------------------------------------------------------------------------------------------------------
           See accompanying notes to consolidated financial statements.



                             C R Y O L I F E, I N C.
                        CONSOLIDATED STATEMENTS OF INCOME


December 31,                                             1996                     1995                   1994
--------------------------------------------------------------------------------------------------------------

Revenues:
--------------------------------------------------------------------------------------------------------------
           Cryopreservation                       $36,677,973              $28,257,333            $23,231,841
           Research grants, licenses,
           lease and other revenues                   361,613                  712,352                412,386
           Interest income                            188,768                  255,817                165,794

          ----------------------------------------------------------------------------------------------------
                                                   37,228,354               29,225,502             23,810,021
          ----------------------------------------------------------------------------------------------------

Costs and expenses:
--------------------------------------------------------------------------------------------------------------
           Preservation                            12,593,126               10,485,225              8,965,087
           General, administrative and
           marketing                               15,672,550               12,806,706             11,084,492
           Research and development                 2,807,262                2,633,311              1,975,238
           Interest expense                            71,800                    4,398                 21,468

          ----------------------------------------------------------------------------------------------------
                                                   31,144,738               25,929,640             22,046,285
          ----------------------------------------------------------------------------------------------------

Income before income taxes                          6,083,616                3,295,862              1,763,736
Income tax expense                                  2,156,135                1,094,133                497,369

--------------------------------------------------------------------------------------------------------------
Net income                                         $3,927,481               $2,201,729             $1,266,367
--------------------------------------------------------------------------------------------------------------

Earnings per share of common stock                 $     0.40               $     0.23             $     0.14
--------------------------------------------------------------------------------------------------------------

Weighted average common and common
      equivalent shares outstanding                $9,906,036               $9,568,498             $9,372,896
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


                             C R Y O L I F E, I N C.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



----------------------------------------------------------------------------------------------------------------
December 31,                                                  1996                 1995                  1994
----------------------------------------------------------------------------------------------------------------

Net cash flow from operating activities:
----------------------------------------------------------------------------------------------------------------
       Net income                                    $  3,927,481          $  2,201,729          $ 1,266,367
      ----------------------------------------------------------------------------------------------------------
           Adjustments to reconcile net
              income to net cash provided by
              operating activities:
                  Depreciation and
                  amortization                          1,355,624              979,682             1,027,286
                  Provision for doubtful
                  accounts                                166,600              266,433               150,000
               Gain on sale of equipment                       --                   --               (34,148)
               Deferred income taxes                      (11,304)            (107,415)             (167,960)
           Changes in operating assets and liabilities:
               Trade and other receivables             (2,561,176)          (1,779,993)             (206,167)
               Income taxes                              (359,697)              105,859                50,892
               Deferred preservation costs             (1,053,287)              378,974               199,754
               Inventories                                 163,404              432,000               438,000
               Prepaid expenses                          (476,700)            (145,471)              (32,987)
               Accounts payable                          2,085,097               37,629             (316,712)
            Accrued expenses                               739,899               39,383               289,949
      ----------------------------------------------------------------------------------------------------------
       Net cash flows provided by operating
            activities                                   3,975,941            2,408,810             2,664,274
      ----------------------------------------------------------------------------------------------------------

Net cash flows used in investing activities:
----------------------------------------------------------------------------------------------------------------
           Capital expenditures                        (9,220,250)          (1,572,928)           (1,418,880)
           Cash paid for acquisition, net of
             cash acquired                               (721,721)                   --                    --
           Other assets                                  (939,216)          (1,001,633)              (87,108)
           Net sales (purchases) of
             marketable securities                       5,942,775          (2,175,833)             (106,654)
           Proceeds from sale of property
             and equipment                                      --                   --                77,072
      ----------------------------------------------------------------------------------------------------------
       Net cash flows used in investing
          activities                                   (4,938,412)          (4,750,394)           (1,535,570)
      ----------------------------------------------------------------------------------------------------------

Net cash flows from financing activities:
----------------------------------------------------------------------------------------------------------------
           Principal payments of debt                    (750,000)                   --                    --
           Proceeds from debt issuance                   2,000,000                   --                    --
           Proceeds from exercise of options               560,753              264,920                58,185
           Net payments on notes receivable
             from shareholder                                5,001                  281                31,000
      ----------------------------------------------------------------------------------------------------------
           Net cash provided by financing
             activities                                  1,815,754              265,201                89,185
      ----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                853,283          (2,076,383)             1,217,889
Cash and cash equivalents at beginning of
   period                                                  516,416            2,592,799             1,374,910
Cash and cash equivalents at end of period
                                                      $  1,369,699          $   516,416           $ 2,592,799
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Supplemental  disclosures of cash flow
  information -- cash paid during the year for:
----------------------------------------------------------------------------------------------------------------
           Interest                                   $     33,917          $     4,398            $   21,468
           Income taxes                               $  2,528,598          $ 1,089,466            $  640,727
           Noncash investing and financing
              activities:
                    Note issued for patent            $    825,953                   --                    --
                                             -------------------------------------------------------------------
               Fair value of assets acquired          $    533,605          $        --            $       --
               Cost in excess of assets                  1,873,274                   --                    --
                  acquired
               Liabilities assumed                       (435,158)                   --                    --
               Note issued for assets
                  acquired                             (1,250,000)                   --                    --
                                             -------------------------------------------------------------------
               Net cash paid for acquisition
                                                       $   721,721                   --                    --

                                      -------------------------------------------------------------------

                                      C  R  Y  O  L  I  F  E,   I  N  C.
                               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
December 31,                                                1996                  1995                   1994
----------------------------------------------------------------------------------------------------------------
Common Stock
----------------------------------------------------------------------------------------------------------------
     Balance beginning of year                     $        99,743     $         98,693        $       98,434
        (9,974,332, 9,326,372, and
        9,300,512 shares outstanding
        at January 1, 1996, 1995 and
        1994, respectively)
           Issuances of common stock:
               Employee stock purchase
               plan (1,939 shares)                              19                   --                    --
               Purchase of other assets
               (10,395 shares)                                 104                   --                    --
            Exercise of options (123,660,
               104,960, and 25,860 shares in
               1996, 1995, and 1994,
               respectively)
                                                             1,237                1,050                   259
      ----------------------------------------------------------------------------------------------------------
       Balance, end of year                                101,103               99,743                98,693
      ----------------------------------------------------------------------------------------------------------

Additional Paid-in Capital
----------------------------------------------------------------------------------------------------------------
           Balance, beginning of year              $    16,568,313     $     16,304,443        $   16,246,517
           Issuances of common stock:
               Employee stock purchase
                  plan                                      20,996                   --                    --
               Purchase of other assets                    129,834                   --                    --
            Exercise of options                            408,563              263,870                57,926
      ----------------------------------------------------------------------------------------------------------
       Balance, end of year                             17,127,706           16,568,313            16,304,443
      ----------------------------------------------------------------------------------------------------------

Retained Earnings
----------------------------------------------------------------------------------------------------------------
       Balance, beginning of year                  $     3,974,538     $      1,772,809        $      506,442
       Net income                                        3,927,481            2,201,729             1,266,367
      ----------------------------------------------------------------------------------------------------------
       Balance, end of year                              7,902,019            3,974,538             1,772,809
      ----------------------------------------------------------------------------------------------------------

Unrealized Gain (Loss) on Marketable
   Securities
----------------------------------------------------------------------------------------------------------------
       Balance, beginning of year                  $        28,092     $       (37,628)        $           --
       Unrealized gain (loss)                             (29,238)               65,720              (37,628)
      ----------------------------------------------------------------------------------------------------------
       Balance, end of year                                (1,146)               28,092              (37,628)
      ----------------------------------------------------------------------------------------------------------

Treasury Stock
----------------------------------------------------------------------------------------------------------------
       Balance, beginning and end of year
                                                   $     (179,625)            (179,625)             (179,625)
      ----------------------------------------------------------------------------------------------------------

Notes Receivable From Shareholders
----------------------------------------------------------------------------------------------------------------
       Balance, beginning of year                  $      (25,867)     $       (26,148)        $     (57,148)
       Payments on shareholder notes                         5,001                  281                31,000
      ----------------------------------------------------------------------------------------------------------
       Balance, end of year                               (20,866)             (25,867)              (26,148)
      ----------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
Total shareholders' equity, end of year           $     24,929,191     $     20,465,194      $      17,932,544
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



                                 CRYOLIFE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES

NATURE OF BUSINESS

Founded in 1984, CryoLife, Inc. was the first company in the United States to specialize in the commercialization of ultra-low temperature preservation of human tissues for transplant. The Company markets its products in North and South America, Europe and Asia. The Company's preservation efforts have been directed toward tissue transplant opportunities in the areas of cardiac, vascular and orthopaedic surgery. The Company seeks to identify medical market areas that can benefit from its expertise in biochemistry and cell biology to develop innovative techniques and biological products for cardiac, vascular and orthopaedic reconstructive surgery. Additionally, the Company seeks to develop and investigate the development of new technologies and products to expand the Company's implantable product lines and laboratory service business to include biological products that are not dependent upon the availability of human tissue.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances have been eliminated.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform with the 1996 presentation.

USE OF ESTIMATES

The financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

CASH EQUIVALENTS

Cash   equivalents   consist   primarily  of  highly  liquid   investments  with
insignificant interest rate risk and maturity dates of 90 days or less at the time of acquisition.

MARKETABLE SECURITIES

Marketable securities consist primarily of municipal bond investments. The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", on January 1, 1994. Under that Statement, the Company classifies its marketable securities as available-for-sale with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. The aggregate amortized cost of such securities at December 31, 1996 and 1995 was $43,145 and $5,987,066, respectively. The investments mature at various dates through 2027.

DEFERRED PRESERVATION COSTS AND REVENUE RECOGNITION

Tissue is procured from deceased human donors by organ procurement agencies and tissue banks which consign the tissue to the Company for processing and preservation. Preservation costs related to tissue held by the Company are deferred until shipment to the implanting hospital. Deferred preservation costs consist primarily of laboratory expenses, organ procurement fees, and freight-in charges and are stated at average cost, determined annually, on a first-in, first-out basis. When the tissue is shipped to the implanting hospital, revenue is recognized and the related deferred preservation costs are charged to operations.

INVENTORIES

Inventories are comprised of purchased porcine heart valves and are valued at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets, generally 5 to 10 years, on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the lease term or the estimated useful lives of the assets, whichever is shorter.

INTANGIBLE ASSETS

Goodwill resulting from business acquisitions is amortized on a straight-line basis over 20 years. Patent costs are amortized over the expected useful life of the patent (primarily 17 years) using the straight-line method. Other intangibles, which consist primarily of manufacturing rights and agreements, are being amortized over the expected useful lives of the related assets (primarily five years).

The Company periodically evaluates the recoverability of intangible assets and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as business trends and prospects and market and economic conditions.

INCOME TAXES

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

LICENSE FEE AND RESEARCH GRANT REVENUES

License fee revenues are recognized in the period the cash is received and all licensor obligations have been fulfilled. Revenues for research grants are recognized in the period the associated costs are incurred.

EARNINGS PER SHARE

The Company's earnings per share are computed by dividing net income by the weighted average number of common and common equivalent shares. Dilutive common stock options have been included in the earnings per share calculation using the treasury stock method.

On May 16, 1996 the Board of Directors declared a two-for-one stock split, effected in the form of a stock dividend, payable on June 28, 1996 to shareholders of record on June 7, 1996. All share and per share information in the accompanying consolidated financial statements have been adjusted to reflect such split.

2.       REVOLVING TERM LOAN AGREEMENT

On August 30, 1996 the Company executed a Revolving Term Loan Agreement with a bank which permits the Company to borrow up to $10,000,000 at either the bank's prime rate of interest (8.25% at December 31, 1996) or adjusted Libor, as defined, plus an applicable Libor margin. This credit agreement contains certain restrictive covenants including, but not limited to, maintenance of certain financial ratios and a minimum tangible net worth requirement. The credit agreement is secured by substantially all of the Company's assets, excluding intellectual property. Commitment fees are paid based on the unused portions of the facility. At December 31, 1996 $1,250,000 was outstanding under this agreement. (See Note 13).

3.       LONG-TERM DEBT

Long-term debt at December 31, 1996 consists of the following:
--------------------------------------------------------------------------------

          8.25% note payable due in equal annual installments of
                 $250,000                                             $1,250,000






          Note payable due in 2000 with an effective interest rate of 8%,
                net of unamortized discount of $84,046                   825,954
        ------------------------------------------------------------------------
          Less current maturities                                      2,075,954
                                                                         527,054
        ------------------------------------------------------------------------
         Total long-term debt                                         $1,548,900
        ------------------------------------------------------------------------


In September 1996 the Company issued $1,250,000 of notes in connection with the acquisition of certain assets of United Cryopreservation Foundation, Inc. Also, in April 1996 the Company issued $910,000 of non-interest bearing notes in connection with the acquisition of its BioGlue(R) technology.

Scheduled maturities of long-term debt for the next five years are as follows:
--------------------------------------------------------------------------------

                                                    1997                $527,054
                                                    1998                 496,088
                                                    1999                 515,775
                                                    2000                 287,037
                                                    2001                 250,000
--------------------------------------------------------------------------------
                                                                      $2,075,954
--------------------------------------------------------------------------------


4.       FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (Statement 107), requires the Company to disclose estimated fair values for its financial instruments. The carrying amounts of cash and cash equivalents, marketable securities, trade receivables and accounts payable approximate their fair values due to the short-term maturity of these instruments and because they are marked to market. The estimated fair value of long-term debt approximates the carrying amount of such debt at December 31, 1996.

5.       LEASES

The Company leases equipment and office space under various operating leases with terms of up to 15 years. Certain leases contain escalation clauses and renewal options for additional periods. Future minimum lease payments under noncancelable operating leases as of December 31, 1996 are as follows:


Year ending December 31,
--------------------------------------------------------------------------------

                                                      1997            $1,140,962
                                                      1998             1,158,418
                                                      1999             1,076,357
                                                      2000               934,748
                                                      2001               951,887
                                                Thereafter             9,885,044
--------------------------------------------------------------------------------
                              Total minimum lease payments    $       15,147,416
--------------------------------------------------------------------------------


Total rental expense for operating leases amounted to $713,571, $740,588, and $692,159, for 1996, 1995, and 1994, respectively.

6.       STOCK OPTION PLANS

The Company has certain stock option plans that provide for grants of options to employees to purchase shares of common stock at an exercise price generally equal to the fair value at the date of grant, which generally become exercisable over a five-year vesting period and expire within ten years of grant date. A summary of stock option transactions under the plans follows:


                                Shares                              Price                               Weighted Average
                                                                                                          Exercise Price


Outstanding at December 31, 1993
-------------------------------------------------------------------------------------------------------------------------

                                     279,880                  $2.25  -          $4.13
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Granted                              201,000                   3.13  -           3.85

Exercised                           (25,860)                   2.25

Canceled                            (40,900)                   2.25  -           4.13
-------------------------------------------------------------------------------------------------------------------------



Outstanding at December 31, 1994
-------------------------------------------------------------------------------------------------------------------------

                                     414,120                   2.25  -           4.13
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Granted                              321,000                   3.63  -           7.74                              $4.90

Exercised                          (104,960)                   2.25  -           4.13                               2.53

Canceled                            (40,000)                   2.25  -           4.13                               3.10
-------------------------------------------------------------------------------------------------------------------------



Outstanding at December 31, 1995
-------------------------------------------------------------------------------------------------------------------------

                                     590,160                   2.25  -           7.74                               4.21
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Granted                              247,000                   8.50  -          18.43                              15.70

Exercised                          (123,660)                   2.26  -           7.26                               3.31

Canceled                             (5,200)                   2.25  -           3.75                               3.68
-------------------------------------------------------------------------------------------------------------------------



Outstanding at December 31, 1996
-------------------------------------------------------------------------------------------------------------------------

                                     708,300                   2.25  -          18.43                               7.36
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------


The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123) requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                      1996                 1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

          ----------------------------------------------------------------------

           Expected Dividend Yield                      0%                   0%
          ----------------------------------------------------------------------

           Expected Stock Price Volatility           0.552                0.515
          ----------------------------------------------------------------------

           Risk-Free Interest Rate                   6.48%                5.91%
          ----------------------------------------------------------------------

           Expected Life of Options              4.8 Years            4.0 Years
          ----------------------------------------------------------------------

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:


                                                    1996             1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


           Net income - as reported                3,927,481       2,201,729
          ----------------------------------------------------------------------

           Net income - pro forma                  3,632,183       2,123,134
          ----------------------------------------------------------------------

           Earnings per share - as reported             0.40            0.23
          ----------------------------------------------------------------------

           Earnings per share - pro forma               0.37            0.22
          ----------------------------------------------------------------------

           Other information concerning stock
              options follows:

           Weighted average fair value of options
                    granted during the year             7.97            $2.36
          ----------------------------------------------------------------------

           Number of shares as to which options are
                    exercisable at end of year       156,700           73,600
          ----------------------------------------------------------------------

           Weighted average remaining contractual life
                    of outstanding options         3.51 Years
          ----------------------------------------------------------------------

Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 2000.

7.       EMPLOYEE BENEFIT PLANS

The Company has a 401(k) savings plan providing retirement benefits to all employees who have completed six months of service. The Company makes matching contributions of 50% of each participant's contribution up to 5% of each participant's salary. The total contributions charged to operations were $123,193, $131,399 and $100,114 in 1996, 1995 and 1994, respectively.
Additionally, the Company may make discretionary contributions to the Plan that are allocated to each participant's account. No such discretionary contributions were made for 1996, 1995 or 1994.

On May 16, 1996 the Company's shareholders approved the CryoLife, Inc. Employee Stock Purchase Plan (ESPP). The ESPP allows eligible employees the right to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each three-month offering period. As of December 31, 1996 there were 598,061 shares of common stock reserved for the ESPP and there had been 1,939 shares issued under the plan.

8.       INCOME TAXES

         Income tax expense consists of the following:





                                                               1996                   1995                        1994
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Current:
                   Federal                     $          1,826,144        $     1,012,356          $          537,795
                   State                                    341,295                189,192                     127,534
                  -----------------------------------------------------------------------------------------------------
                   Total current                          2,167,439              1,201,548                     665,329
                   Deferred                                (11,304)              (107,415)                   (167,960)
                  -----------------------------------------------------------------------------------------------------
                   Total income tax
                            expense            $          2,156,135        $     1,094,133          $          497,369
                  -----------------------------------------------------------------------------------------------------
                  -----------------------------------------------------------------------------------------------------


         Such amounts differ from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following:



                                                               1996                     1995                     1994
----------------------------------------------------------------------------------------------------------------------
                  Tax expense at
                     statutory rate            $          2,068,429         $      1,120,593        $        $599,670
                 -----------------------------------------------------------------------------------------------------

INCREASE (REDUCTION) IN INCOME TAXES
RESULTING FROM:
----------------------------------------------------------------------------------------------------------------------
                  Change in validation
                     allowance for
                     deferred tax
                     assets                               (129,171)                 (51,529)                (184,664)
                 -----------------------------------------------------------------------------------------------------

                  Entertainment
                     expenses                                29,855                   32,845                   17,684
                 -----------------------------------------------------------------------------------------------------

                   Officer's life
                    insurance                                3,532                    3,873                    7,613
                 -----------------------------------------------------------------------------------------------------

                  State income taxes,
                     net of federal
                     benefit                                240,911                  126,464                   99,480
                 -----------------------------------------------------------------------------------------------------

                  Non-taxable interest
                     income                                (50,142)                 (73,955)                 (48,217)
                 -----------------------------------------------------------------------------------------------------

                  Other                                     (7,279)                 (64,158)                  (5,803)
                 -----------------------------------------------------------------------------------------------------
                                                         $2,156,135         $      1,094,133        $         497,369
                 -----------------------------------------------------------------------------------------------------
                 -----------------------------------------------------------------------------------------------------



The tax effects of temporary differences which give rise to deferred tax assets and deferred tax liabilities are presented below:


December 31,                                      1996                1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
--------------------------------------------------------------------------------
          Depreciation                     $   111,298         $   186,262
         -----------------------------------------------------------------------

          Deferred preservation costs
               and inventory reserves           86,616              94,044
         -----------------------------------------------------------------------

          Note receivable reserve                --                  85,500
         -----------------------------------------------------------------------

          Other                                118,765              68,740
         -----------------------------------------------------------------------
                                               316,679             434,546

          Less valuation allowance              30,000             159,171
         -----------------------------------------------------------------------

          Net deferred tax assets          $   286,679         $   275,375
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------


In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances.

9.    FDA REGULATION

Human heart valves historically have not been subject to regulation by the United States Food and Drug Administration (FDA). However, in June 1991 the FDA published a notice stating that human heart valves for transplantation are medical devices subject to Premarket Approval (PMA) or an Investigational Device Exemption (IDE). In October 1994 the FDA announced in the Federal Register that neither an approved application for PMA nor an IDE is required for processors and distributors who had marketed heart valve allografts before June 1991. This action by the FDA has removed allograft heart valves from clinical trial status thus allowing the Company to distribute such valves to cardiovascular surgeons throughout the United States.

10.   EXECUTIVE INSURANCE PLAN

In December 1992 the Company's Board of Directors approved a supplemental life insurance program for certain executive officers of the Company. The Company and the executives share in the premium payments and ownership of insurance policies on the lives of the executives. The Company's aggregate premium contributions were $37,515, $30,864 and $36,269 for 1996, 1995 and 1994, respectively.

11.   EQUIPMENT ON LOAN TO IMPLANTING HOSPITALS

The Company consigns liquid nitrogen freezers with the implanting hospitals for tissue storage. The freezers are the property of the Company. At December 31, 1996, freezers with a total cost of approximately $1,021,000 and related accumulated depreciation of approximately $678,000 were located at the implanting hospitals' premises. Depreciation is provided over the estimated useful lives of the freezers on a straight-line basis.

12.   TRANSACTIONS WITH RELATED PARTIES

The Company expensed $39,208,  $66,609,  and $64,767 during 1996, 1995 and 1994, respectively, relating to services performed by a law firm whose sole proprietor is a member of the Company's Board of Directors and a shareholder of the Company.

13.   SUBSEQUENT EVENT

On March 5, 1997 the  Company  acquired  the stock of Ideas for  Medicine,  Inc.
(IFM) of Clearwater, Florida, a medical device company specializing in the manufacture and distribution of single use cardiovascular products, for consideration of approximately $4.5 million in cash and approximately $5 million in convertible debentures plus related expenses. The cash portion of the purchase price was financed by borrowings under the Company's Revolving Term Loan Agreement discussed in Note 2. The acquisition will be accounted for as a purchase.

                          INDEPENDENT AUDITORS' REPORT


[LOGO]
ERNST & YOUNG LLP

The Board of Directors and Shareholders of CryoLife, Inc.:

We have audited the accompanying consolidated balance sheet of CryoLife, Inc. as of December 31, 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of CryoLife, Inc. for the years ended December 31, 1995 and 1994 were audited by other auditors whose report dated February 14, 1996, except as to Note 13, which is as of March 18, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CryoLife, Inc. at December 31, 1996, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                ERNST & YOUNG LLP



Atlanta, Georgia
February 7, 1997, except for Note 13 as to which the date is March 5, 1997

--------------------------------------------------------------------------------


MARKET PRICE OF COMMON STOCK

The following table sets forth the range of high and low sales prices for the Company's common stock, on the NASDAQ National Market System, for each of the quarters of fiscal 1996 and 1995. Such prices have been restated to reflect the two-for-one stock split effected June 28, 1996.


                                      High                   Low
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
          1996
         -----------------------------------------------------------------------
          First quarter             12 5/8                     7
          Second quarter            20 3/4                10 4/5
          Third quarter             20 1/2                11 1/4
          Fourth quarter            15 3/4               12 3/16

         -----------------------------------------------------------------------
          1995
         -----------------------------------------------------------------------
          First quarter              4 1/4                 3 1/8
          Second quarter             5 5/8                 3 3/8
          Third quarter              9 1/8                 5 3/8
          Fourth quarter            9 1/16                 6 1/8

                   SELECTED FINANCIAL & QUARTERLY INFORMATION

SELECTED FINANCIAL INFORMATION

(In thousands except share data) December 31,              1996          1995          1994         1993          1992
-----------------------------------------------------------------------------------------------------------------------

OPERATIONS
-----------------------------------------------------------------------------------------------------------------------

          Revenues                                   $   37,228   $    29,226   $    23,810  $    21,340   $    19,633
          Net income                                      3,927         2,202         1,266          554           696
          Research and development as a percent
            of revenues                                    7.5%          9.0%          8.3%         6.5%          7.1%

EARNINGS PER SHARE
-----------------------------------------------------------------------------------------------------------------------
          Net income*                                $     0.40   $      0.23   $      0.14  $      0.06   $      0.09

YEAR-END FINANCIAL POSITION
-----------------------------------------------------------------------------------------------------------------------
          Total assets                               $   34,973   $    24,132   $    21,417  $    20,075   $    12,441
          Working capital                                10,937        15,217        14,279       13,397         5,266
          Long-term liabilities                           2,799             0             0            0         1,141
          Shareholders' equity                           24,929        20,465        17,933       16,615         7,333
          Current ratio                                     3:1           5:1           5:1          5:1           2:1
          Shareholders' equity per common
                share*

                                                     $     2.61   $      2.17   $      1.92  $      1.83   $      1.00


SELECTED QUARTERLY FINANCIAL INFORMATION

                                                                        First        Second        Third        Fourth
(In thousands except share data)                                      Quarter       Quarter      Quarter       Quarter
-----------------------------------------------------------------------------------------------------------------------

          Revenues                                         1996   $     8,434   $     9,698  $    10,411   $     8,685
         --------------------------------------------------------------------------------------------------------------
                                                           1995         6,605         7,230        8,347         7,044
                                                           1994         5,281         5,876        6,647         6,006

          Net Income                                       1996   $       782   $       988  $     1,261   $       896
         --------------------------------------------------------------------------------------------------------------
                                                           1995           390           559          685           568
                                                           1994           195           289          349           433

          Earnings per share*                              1996   $      0.08   $      0.10  $      0.13   $      0.09
         --------------------------------------------------------------------------------------------------------------
                                                           1995          0.04          0.06         0.07          0.06
                                                           1994          0.02          0.03         0.04          0.05


* Reflects adjustment for the two-for-one stock split effected June 28, 1996.





                                 CRYOLIFE, INC.


Board of Directors

      Steven G. Anderson
      Chairman, President and
      Chief Executive Officer
      CryoLife, Inc.
      Kennesaw, Georgia

      Ronald C. Elkins, M.D.
      Chief, Department of Thoracic and
      Cardiovascular Surgery
      University of Oklahoma Health
      Science Center
      Oklahoma City, Oklahoma

      Benjamin H. Gray
      Partner
      Massey Burch Capital Corp.
      (An investment firm)
      Nashville, Tennessee

      Rodney G. Lacy
      President
      AI Industries
      (A manufacturing concern)
      West Chicago, Illinois

      Ronald D. McCall, Esq.
      Attorney at Law
      Tampa, Florida


Corporate Officers

      Steven G. Anderson
      Chairman, President and
      Chief Executive Officer

      Kirby S. Black, Ph.D.
      Vice President, Research &
      Development

      Edwin B. Cordell, Jr.
      Vice President and Chief Financial Officer

      Albert E. Heacox, Ph.D.
      Vice President, Laboratory Operations

      Ronald D. McCall, Esq.
      Secretary/Treasurer

      Robert T. McNally, Ph.D.
      Senior Vice President, Clinical Research

      Gerald B. Seery
      Vice President, Marketing

      James C. Vander Wyk, Ph.D.
      Vice President, Regulatory Affairs and
      Quality Assurance



                                     [LOGO]