Form 10-K, Exhibit 13
period 1998-12-31
CRYOLIFE INC
filed 1999-03-31
CIK 784199

EXHIBIT 13.1

                          MARKET PRICE OF COMMON STOCK

The Company's Common Stock is traded in the NYSE under the symbol "CRY." Prior to July 15, 1997, the Company's Common Stock was traded on the Nasdaq National Market under the symbol "CRYL." The following table sets forth, for the periods indicated, the intra-day high and low sale prices per share of Common Stock on the NYSE or the Nasdaq National Market, as applicable.


1998                                    High                   Low

-----------------------------------------------------------------------
First quarter                           17 15/16               12 1/4
Second quarter                          18 1/4                 14 3/4
Third quarter                           16 1/4                 12 1/16
Fourth quarter                          15 11/16                9 3/16
-----------------------------------------------------------------------


1997                                    High                   Low

-----------------------------------------------------------------------
First quarter                           14 1/4                  8
Second quarter                          13 1/4                  7 5/8
Third quarter                           16 1/8                 11 1/4
Fourth quarter                          19                     13
-----------------------------------------------------------------------

SELECTED FINANCIAL INFORMATION (In thousands except share data) December 31.

OPERATIONS                                          1998       1997        1996       1995       1994
-----------------------------------------------------------------------------------------------------
      Revenues                                   $60,691    $50,571     $36,866    $29,226    $28,810
      Net income                                   6,486      4,725       3,927      2,202      1,266
      Research and development
           as a percent of revenues                 7.8%       7.8%        7.6%       9.0%       8.3%

EARNINGS PER SHARE (1),(2)
-----------------------------------------------------------------------------------------------------
      Basic                                        $0.54      $0.49       $0.41      $0.23      $0.14
      Diluted                                      $0.53      $0.48       $0.40      $0.23      $0.14


YEAR-END FINANCIAL POSITION
-----------------------------------------------------------------------------------------------------
      Total assets                               $98,390    $54,402     $34,973    $24,132    $21,417
      Working capital                             62,313     19,478      10,787     15,217     14,279
      Long-term liabilities                        8,577     17,846       2,799          0          0
      Shareholders' equity                        80,424     30,227      24,929     20,465     17,933
      Current ratio                                  8:1        4;1         3:1        5:1        5:1
      Shareholders' equity
           per diluted common shares (1),(2)       $6.56      $3.04       $2.52      $2.14      $1.91





SELECTED QUARTERLY FINANCIAL INFORMATION (In thousands except share data)

                                                     First        Second        Third      Fourth
REVENUES                                 Year      Quarter       Quarter      Quarter     Quarter
--------------------------------------------------------------------------------------------------
                                         1998      $14,561       $15,554      $16,014     $14,562
                                         1997       10,411        12,641       14,569      12,950
                                         1996        8,372         9,644       10,211       8,639

NET INCOME
-------------------------------------------------------------------------------------------------
                                         1998       $1,172        $2,048       $1,902      $1,364
                                         1997          952         1,160        1,458       1,155
                                         1996          782           988        1,261         896

EARNINS PER SHARE - DILUTED (1),(2)
--------------------------------------------------------------------------------------------------
                                         1998         0.12          0.16         0.15        0.11
                                         1997         0.10          0.12         0.15        0.12
                                         1996         0.08          0.10         0.13        0.09

     -------------------------------

(1)  Reflects adjustment for the 2-for-1 stock split effected June 28, 1996.

(2) Presented, and where appropriate, restated to conform to Statement 128 requirements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

The Company was organized in 1984 to address market opportunities in the area of biological implantable products and materials, and today is the leader in the cryopreservation of viable human tissue for cardiovascular, vascular, and orthopedic applications. A majority of the Company's current revenues are derived from the cryopreservation of human heart valves and conduits, reflecting CryoLife's initial exclusive focus on this area. The Company began cryopreserving aortic heart valves in 1984, pulmonary heart valves in 1986, and mitral heart valves in 1995. CryoLife has also expanded into the cryopreservation of other human tissue, including vascular tissue and connective tissue for the knee.

The Company pays a fee to an organ procurement agency or tissue bank at the time such organization consigns human tissue to the Company. The Company generates revenues from cryopreservation services by charging hospitals a fee, which covers the Company's services, the associated procurement fee and applicable shipping expenses. The Company records revenue upon shipping tissue. Costs associated with the procurement, processing and storage of tissue are accounted for as deferred preservation costs on the Company's consolidated balance sheet and are expensed when the tissue is shipped. The Company continually monitors cryopreserved tissue in its possession to determine its viability. Tissue determined not to be suitable for implantation is disposed of and the associated deferred preservation costs are expensed. As part of an effort to reduce its working capital needs, while simultaneously facilitating the use of cryopreserved tissue, the Company provides the liquid nitrogen freezers to a number of hospitals. The Company retains ownership of the liquid nitrogen freezers and, consequently, incurs associated depreciation charges. The hospitals are responsible for operating expenses related to the use of the liquid nitrogen freezers.

The Company has expanded, and intends to continue to expand, its portfolio of products and services. Much of this expansion has been accomplished through acquisitions of intellectual property and businesses. In 1992, the Company purchased for $730,000 the exclusive distribution rights for a line of stentless aortic porcine heart valves and in 1996 purchased for $275,000 a patent for an advanced design stentless pulmonary porcine heart valve, both of which the Company currently markets in Europe, South America, the Middle East and South Africa. Also in 1996, the Company purchased the patent for BioGlue, a surgical adhesive which the Company currently markets in Europe, South America, Asia, South Africa and the Middle East, and the Company acquired the assets of UCFI, a tissue processor, for $750,000 in cash and a $1.3 million note. In 1997, the Company acquired Ideas for Medicine, Inc. ("IFM") and its line of single-use medical devices for $4.5 million in cash, a $5.0 million convertible debenture and a commitment to pay additional cash consideration (not to exceed $1.75 million) if certain target net revenues of IFM are exceeded.

On September 30, 1998 the Company completed the sale of substantially all of the IFM product line and certain related assets to Horizon Medical Products, Inc. ("Horizon"), for $15 million in cash pursuant to an asset purchase agreement.

Concurrently, IFM and Horizon signed a manufacturing agreement which provides for the manufacture by IFM of specified minimum dollar amounts of IFM products to be purchased exclusively by Horizon over each of the four years following the sale. Thereafter, responsibility for such manufacturing is to be assumed by Horizon. The Company recorded deferred revenue at the transaction date totaling $2.9 million, representing the selling price less the net book value of the assets sold, which included $7.7 million of goodwill, net of accumulated amortization, and the costs related to the sale. The revenue was deferred because the sale and manufacturing agreements represent, in the aggregate, a single transaction for which the related income should be recognized over the term of the manufacturing agreement. Accordingly, the deferred revenue is being reflected in cost of goods sold over the four-year term of the manufacturing agreement in a manner which is expected to result in approximately equal margins over the four-year period on the products manufactured and sold by IFM to Horizon. During 1998 amortization of deferred revenue totaled $387,000.

The composition of the Company's revenues is expected to change in future years, reflecting, among other things, the anticipated growth in shipments of human vascular tissue and human connective tissue for the knee, and the introduction into international markets of BioGlue Surgical Adhesive as well as other expected new products.

Results of Operations

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Revenues increased 20% to $60.7 million in 1998 from $50.6 million in 1997. The increase in revenues was primarily due to the growing acceptance in the medical community of cryopreserved tissues, the Company's ability to procure greater amounts of tissue, price increases for certain cryopreservation services, revenues attributable to the Company's line of single-use medical devices following the IFM acquisition in March of 1997, and revenues attributable to the Company's introduction of BioGlue Surgical Adhesive in international markets in April 1998.

Revenues from human heart valve and conduit cryopreservation services increased 6% to $30.8 million in 1998 from $29.0 million in 1997, representing 51% and 57%, respectively, of total revenues during such periods. This increase in revenues was primarily due to a 6% increase in the number of heart allograft shipments due to an increased demand and the Company's ability to procure greater amounts of tissue.

Revenues from human vascular tissue cryopreservation services increased 36% to $14.3 million in 1998 from $10.5 million in 1997, representing 24% and 21%, respectively, of total revenues during such periods. This increase in revenues was primarily due to a 37% increase in the number of vascular allograft shipments due to an increased demand and the Company's ability to procure greater amounts of tissue.

Revenues from human connective tissue for the knee cryopreservation services increased 63% to $7.7 million in 1998 from $4.7 million in 1997, representing 13% and 9%, respectively, of total revenues during such periods. This increase in revenues was primarily due to a 50% increase in the number of allograft shipments due to increased demand and the Company's ability to procure greater amounts of tissue. Additional revenue increases resulted from a greater proportion of the 1998 shipments consisting of cryopreserved menisci, which have a significantly higher per unit revenue than the Company's cryopreserved tendons, and price increases for the cryopreservation of menisci and tendons.

Revenues from IFM increased 1% to $5.7 million in 1998 from $5.6 million in 1997, representing 9% and 11%, respectively, of total revenues during such periods. This increase in revenues is due to 1998 having two extra months of IFM revenue than 1997 due to the IFM acquisition closing on March 5, 1997, partially offset by the sale of the IFM product line to Horizon Medical Products, Inc., pursuant to which the Company became an OEM manufacturer of such products on October 1, 1998.

Revenues from bioprosthetic cardiovascular devices increased 33% to $764,000 in 1998 from $576,000 in 1997, representing 1% of total revenues during such periods. This increase in revenues was primarily due to a 36% increase in the number of bioprosthetic cardiovascular device shipments due to increased manufacturing capacity. Revenues in 1998 also benefited from the introduction of the CryoLife-Ross Pulmonary Valve into international markets in October 1998.

Revenues from BioGlue were $883,000 for 1998. The Company introduced the product into international markets in April 1998.

Grant revenues increased to $512,000 in 1998 from $162,000 in 1997. This increase in grant revenues is primarily attributable to the SynerGraft research and development programs.

Other income increased to $1,078,000 in 1998 from $290,000 in 1997. Other income in 1998 relates primarily to proceeds from the sale of the Company's port product line.

Cost of cryopreservation services and products aggregated $25.3 million in 1998 compared to $17.8 million in 1997, representing 42% and 35%, respectively, of total cryopreservation and product revenues. The increase in 1998 of the cost of cryopreservation services and products as a percentage of revenues results from a lesser portion of 1998 revenues being derived from human heart valve and conduit cryopreservation services, which carry a significantly higher gross margins than other cryopreservation services, from increased manufacturing overhead costs associated with the Company's new manufacturing facilities, from the switch in October of 1998 to OEM manufacturing of single-use medical devices, which generates lower gross margins than cryopreservation services and lower gross margins than the IFM products generated prior to the sale of the IFM product line, compared with ten months of IFM sales in 1997, and from a one-time charge of $500,000 associated with the start-up of the bioprosthetic cardiovascular device manufacturing facility. The increase in the cost of cryopreservation services and products as a percentage of revenues was partially offset by a decrease in the IFM products sold in 1998 relative to those sold in 1997, which products generate lower gross margins than cryopreservation services, and the impact of the fourth quarter amortization of deferred revenue resulting from the sale of the IFM product line, which has the impact of reducing cost of goods sold.

General, administrative and marketing expenses increased 16% to $23.9 million in 1998, compared to $20.5 million in 1997, representing 40% and 41%, respectively, of total cryopreservation and product revenues in such periods. The increase in expenditures in 1998 resulted from expenses incurred to support the increase in revenues and costs associated with the introduction of BioGlue into international markets.

Research and development expenses increased 19% to $4.7 million in 1998, compared to $3.9 million in 1997, representing 8% of total cryopreservation and product revenues for each period. Research and development spending relates principally to the Company's focus on its bioadhesives and SynerGraft technologies.

Net interest income was $820,000 in 1998 compared to net interest expense of $970,000 in 1997. This variance is due to the repayment of certain indebtedness with the proceeds from the follow-on equity offering completed in April 1998, as well as the conversion of a portion of a convertible debenture into common stock of the Company, and the receipt of interest income on the invested proceeds from the follow-on equity offering (the "Offering").

The decline in the effective income tax rate to 25% in 1998 from 38% in 1997, is due to the implementation of certain income tax planning strategies including the recognition of approximately $600,000 of research and development tax credits during the fourth quarter of 1998, during which period studies were completed which quantified the amounts related thereto.


Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Revenues increased 37% to $50.6 million in 1997 from $36.9 million in 1996. The increase in revenues was primarily due to the growing acceptance in the medical community of cryopreserved tissues, the Company's ability to procure greater amounts of tissue, price increases for certain cryopreservation services and revenues attributable to the Company's line of single-use medical devices following the IFM acquisition in March 1997.

     Revenues from human heart valve and conduit cryopreservation services increased 17% to $29.0 million in 1997 from $24.8 million in 1996, representing 57% and 67%, respectively, of total revenues during such years. This increase in revenues was primarily due to a 16% increase in the number of heart allograft shipments and the Company's ability to procure greater amounts of tissue.

Revenues from human vascular tissue cryopreservation services increased 28% to $10.5 million in 1997 from $8.2 million in 1996, representing 21% and 22%, respectively, of total revenues during such years. This increase in revenues was primarily due to a 22% increase in the number of vascular allograft shipments resulting from the introduction of cryopreserved tissues for new procedures, an increased demand for the Company's existing cryopreservation services and the Company's ability to procure greater amounts of tissue.

Revenues from human connective tissue for the knee cryopreservation services increased 38% to $4.7 million in 1997 from $3.4 million in 1996, representing 9% of total revenues during each year. This increase in revenues was primarily due to a 19% increase in the number of allograft shipments and a greater proportion of the 1997 shipments consisting of cryopreserved menisci, which have a significantly higher per unit revenue than the Company's cryopreserved tendons, and the Company's ability to procure greater amounts of tissue.

Revenues from the sale of bioprosthetic cardiovascular devices in 1997 were $576,000 compared to $385,000 in 1996, representing 1% of revenues during each year. Other revenues decreased to $460,000 in 1997 from $550,000 in 1996. Other revenues in 1997 consisted primarily of research grant award revenues related to the Company's SynerGraft technology.

Cost of cryopreservation services and products increased to $17.8 million in 1997 from $12.6 million in 1996. Cost of cryopreservation services and products as a percentage of revenues increased to 35% in 1997 from 34% in 1996. This increase was primarily due to the increased overhead costs associated with the new corporate headquarters and the addition of the IFM product line, partially offset by efficiencies gained with the increase in the number of allografts processed.

General, administrative and marketing expenses increased 31% to $20.5 million in 1997 from $15.7 million in 1996, representing 40% and 42%, respectively, of total revenues during such years. The increased expenses of approximately $4.8 million were primarily attributable to increased costs associated with the Company's new corporate headquarters and increased fees paid to technical representatives and other marketing expenses relating to the growth in revenues and increases in general overhead expenses to support the growth in revenues.

Research and development expenses increased 19% to $3.9 million in 1997, compared to $2.8 million in 1996, representing 8% of total cryopreservation and product revenues for each year. The Company's research and development expenditures during 1997 were primarily for the development of bioadhesives for surgical applications and its SynerGraft technology.

Seasonality

The demand for the Company's human heart valve and conduit cryopreservation services is seasonal, with peak demand generally occurring in the second and third quarters. Management believes this demand trend for human heart valve and conduit cryopreservation services is primarily due to the high number of surgeries scheduled during the summer months. Management believes the trends experienced by the Company to date for its human connective tissue for the knee cryopreservation services indicate this business may also be seasonal because it is an elective procedure which may be performed less frequently during the fourth quarter holiday months. However, the demand for the Company's vascular tissue cryopreservation services, bioprosthetic cardiovascular devices, single-use medical devices and BioGlue Surgical Adhesive does not appear to experience this seasonal trend.

Liquidity and Capital Resources

At December 31, 1998 net working capital was $62.3 million, compared to $19.5 million at December 31, 1997, with a current ratio of 8 to 1. The Company's primary capital requirements arise out of general working capital needs, capital expenditures for facilities and equipment, funding of research and development projects and a common stock repurchase plan approved by the board of directors in October of 1998. The Company historically has funded these requirements through bank credit facilities, cash generated by operations and equity offerings.

Net cash provided by operating activities was $1.2 in 1998, as compared to net cash used in operating activities of $2.2 million in 1997. This increase primarily resulted from an increase in net income, a decrease in the growth of deferred preservation costs due to more stringent inventory management policies, a decrease in the amount of accounts payable liquidated in the first quarter of 1998 as compared to the first quarter of 1997 due to shorter accounts payable payment terms, and a decrease in income taxes receivable, partially offset by an increase in receivables related to the increase in revenues and an increase in inventories to support the increase in sales of bioprosthetic valves and the introduction of BioGlue Surgical Adhesive.

Net cash used in investing activities was $18.9 million in 1998, as compared to net cash used in investing activities of $9.6 million in 1997. This increase was primarily attributable to the purchase of investments with the proceeds from the Company's follow-on equity offering and the absence of a business acquisition during 1998, partially offset by the net proceeds from the sale of the IFM product line.

Net cash provided by financing activities was $30.5 million in 1998, as compared to $10.6 million in 1997. This increase was primarily attributable to proceeds of $45.4 million from the Offering, partially offset by the repayment of borrowings on the Company's bank loans, and accrued interest thereon, totaling $13.3 million.

In October 1998 the Company entered into an agreement with an investment banking firm to provide financial advisory services related to a potential private placement of equity or equity-oriented securities to form a separate company for the commercial development of its serine proteinase light activation (FibRx(R)) technologies. This strategy will allow an affiliated entity to fund the FibRx technology and should expedite the commercial development of its blood clot dissolving and surgical sealant product applications without additional R&D expenditures by the Company. This strategy, if successful, will favorably impact the Company's liquidity going forward.

The Company anticipates its cash, short-term investments and cash generated from operations will be sufficient to meet its operating and development needs for at least the next 12 months. However, the Company's future liquidity and capital requirements beyond that period will depend upon numerous factors, including the timing of the Company's receipt of FDA approvals to begin clinical trials for its products currently in development, the resources required to further develop its marketing and sales capabilities if, and when, those products gain approval, the resources required to expand manufacturing capacity and the extent to which the Company's products generate market acceptance and demand. There can be no assurance the Company will not require additional financing or will not seek to raise additional funds through bank facilities, debt or equity offerings or other sources of capital to meet future requirements. These additional funds may not be available when needed or on terms acceptable to the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Year 2000

The Company is aware of the issues that many companies will face as the year 2000 approaches. In order to become year 2000 compliant, the Company has set up a project team to address the issue and has taken the following steps:

Impact Assessment: The Company has identified potential year 2000 issues and the associated potential risks. The Company has assessed the impact of the year 2000 issue and believes that its business products and services will not be significantly impacted. Additionally, the Company has determined that, with the exception of the Company's clinical tracking database, all of the Company's financial and operational applications have been upgraded to or replaced with year 2000 compliant software.

Third Party Impact Assessments: The Company has begun to verify the readiness of its significant suppliers through the distribution of a questionnaire. This process was substantially completed by January 1, 1999. The Company does not anticipate that a lack of compliance of the vendors will significantly affect the Company's daily operations.

Project Plan: The Company began its compliance strategy in October 1997. With the exception of the clinical tracking database, all of the "off the shelf" software packages have been upgraded to compliant releases. Older internally developed software has been replaced with new systems that are year 2000 compliant. The remaining clinical tracking system will be internally rewritten, and implemented by the end of the first quarter 1999. The Company estimates all modifications and testing for year 2000 issues will be completed at a cost of less than $50,000 including expenditures to date.

Contingency Plan: The principal risk the Company faces is a delay in the implementation of the new clinical tracking system. Although the clinical tracking system is not critical to the day-to-day operations of the Company, it is important for FDA compliance regarding follow-up procedures after transplant. A delay in the implementation of the new clinical tracking system would result in the Company having to rely on its paper support for required FDA data. Although the Company is uncertain what the costs associated with a delay would be or the related impact on operations, liquidity and financial condition, the Company does not expect the impact to be material. The Company expects to have a contingency plan completed by April 15, 1999.

The Company believes it is diligently addressing the year 2000 issue and expects that, through its actions, year 2000 problems are not reasonably likely to have a material adverse effect on its operations. However, there can be no assurance that such problems will not arise.

Recent Accounting Pronouncements

In 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement 130") which established standards for the reporting and display of comprehensive income and its components in a full set of comparative general-purpose financial statements. The statement became effective for the Company in 1998. Comprehensive income is defined in Statement 130 as net income plus other comprehensive income, which, under existing accounting standards includes foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. Comprehensive income disclosures are included in the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

In June 1997, the FASB issued Statement No. 131 ("Statement 131"), "Disclosures about Segments of an Enterprise and Related Information", which requires public business enterprises to disclose certain information about reportable operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods. It also requires public enterprises to present certain "enterprise-wide" information, including revenues related to products and services and geographic areas in which they operate. Management does not review operating results on a "component" basis as described under the statement; accordingly, no separate disclosures have been made for segment information during the year ended December 31, 1998.

Quantitative and Qualitative Disclosures About Market Risk

The Company's interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on the Company's cash equivalents of $12.9 million and short-term investments of $16.1 million in municipal obligations as of December 31, 1998 as well as interest paid on its debt. To mitigate the impact of fluctuations in U.S. interest rates, the Company generally maintains 80% to 90% of its debt as fixed rate in nature. As a result, the Company is subject to a risk that interest rates will decrease and the Company may be unable to refinance its debt.

Forward-Looking Statement

This Annual Report includes  "forward-looking  statements" within the meaning of
Section 27A of the  Securities Act of 1933, as amended (the  "Securities  Act,")
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, including without limitation, (1) the effects on the Company of year 2000 issues including unanticipated expenses in connection therewith, (2) the Company's ability to find an equity investor in the FibRx technology and the impact of such an investment on the Company's liquidity, (3) the adequacy of the Company's financing arrangements over the next twelve months, (4) the ability of the Synergraft heart valve to grow with the recipient and provide surgeons with a near-permanent heart valve replacement, (5) the impact of CryoLife's surgical adhesives on operating room procedures and (6) forecasted increases in international BioGlue Surgical Adhesive sales and other statements regarding future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from the Company's expectations, many of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these risks and uncertainies, including without limitation, (1) government regulation of the Company's business, (2) the Company's competitive position, (3) the availability of tissue for implant, (4) the status of the Company's products under development, (5) the protection of the Company's proprietary technology and (6) the reimbursement of health care costs by third-party payors and there can be no assurance that the actual results or developments anticipated by the Company will be realized or that they will have the expected consequences to or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements.

                         REPORT OF INDEPENDENT AUDITORS

                                ERNST & YOUNG LLP

Board of Directors and Shareholders

CryoLife, Inc.

We have audited the accompanying consolidated balance sheets of CryoLife, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ending December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1998 and 1997 consolidated financial statements referred to above present fairly, in all material aspects, the consolidated financial position of CryoLife, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP

Atlanta, Georgia
February 2, 1999

825065v1
                                 CryoLife, Inc.
                           Consolidated Balance Sheets
                      (in thousands, except per share data)

ASSETS
December 31,                                                        1998           1997
---------------------------------------------------------------------------------------
Current assets:
---------------------------------------------------------------------------------------
Cash and cash equivalents                                      $  12,885      $     111
Marketable securities, at market                                  26,713             40
Receivables:
    Trade accounts, less allowance for doubtful accounts of
      $256 in 1998 and $103 in 1997                               10,733          9,224
     Income taxes                                                     71            842
     Other                                                           383            271
---------------------------------------------------------------------------------------
Total receivables                                                 11,187         10,337
---------------------------------------------------------------------------------------

Deferred preservation costs, less allowances
   of $53 in 1998 and $152 in 1997                                14,239         12,257
Inventories                                                        3,385          1,761
Prepaid expenses                                                   1,945          1,260
Deferred income taxes                                              1,348             41
---------------------------------------------------------------------------------------
Total current assets                                              71,702         25,807
---------------------------------------------------------------------------------------

Property and equipment:
---------------------------------------------------------------------------------------
   Equipment                                                      12,145         10,533
   Furniture and fixtures                                          3,011          1,828
   Leasehold improvements                                         14,254          8,247
   Construction in progress                                        2,266          2,509
---------------------------------------------------------------------------------------
                                                                  31,676         23,117
   Less accumulated depreciation and amortization                 10,216          7,630
---------------------------------------------------------------------------------------
      Net property and equipment                                  21,460         15,487
---------------------------------------------------------------------------------------

Other assets:
---------------------------------------------------------------------------------------
Goodwill, less accumulated amortization
  of $215 in 1998 and $468 in 1997                                 1,685          9,809
Patents, less accumulated amortization
   of $660 in 1998 and $531 in 1997                                2,216          2,196
Other, less accumulated amortization
  of $566 in 1998 and $483 in 1997                                 1,327          1,103
---------------------------------------------------------------------------------------
Total assets                                                   $  98,390      $  54,402
---------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                 CryoLife, Inc.
                           Consolidated Balance Sheets
                      (in thousands, except per share data)

LIABILITIES AND SHAREHOLDERS' EQUITY
December 31,                                                   1998        1997
-------------------------------------------------------------------------------

Current liabilities:
-------------------------------------------------------------------------------
Accounts payable                                          $   1,652    $  1,612
Accrued expenses                                              2,968         222
Accrued compensation                                            726         952
Accrued fees to technical service representatives               459         482
Accrued procurement fees                                      1,806       1,565
Current maturities of capital lease obligation                  224          --
Current maturities of long-term debt                            516       1,496
Deferred income                                               1,038          --
-------------------------------------------------------------------------------
Total current liabilities                                     9,389       6,329
-------------------------------------------------------------------------------

Deferred income, less current amount                          1,525          --
Deferred income taxes                                           410         980
Capital lease obligations, less current maturities            1,714          --
Revolving term loan                                              --       6,777
Convertible debenture                                         4,393       5,000
Other long-term debt                                            535       5,089
-------------------------------------------------------------------------------
Total liabilities                                            17,966      24,175
-------------------------------------------------------------------------------

Commitments and Contingencies

Shareholders' equity:
   Preferred stock $.01 par value per share;
     authorized 5,000 shares including 2,000
     shares of series A junior participating preferred
     stock; no shares issued.                                   --          --
   Common stock  $.01 par value per share;
     authorized 50,000 shares; issued 13,361
     shares in 1998 and 10,245 shares in 1997                   134         102
   Additional paid-in capital                                64,350      17,694
   Retained earnings                                         19,113      12,627
   Unrealized gain on marketable securities                     139          --
   Treasury stock; 845 shares in 1998 and 543
     shares in 1997, at cost                                (3,312)       (180)
   Note receivable from shareholder                              --        (16)
-------------------------------------------------------------------------------
Total shareholders' equity                                   80,424      30,227
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Total liabilities and shareholders' equity                $  98,390    $ 54,402
-------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                 CryoLife, Inc.
                         Consolidated Income Statements
                      (in thousands, except per share data)

Year Ended
December 31,                                             1998           1997             1996
---------------------------------------------------------------------------------------------
Revenues:
---------------------------------------------------------------------------------------------
     Preservation services and products             $  60,179      $  50,409       $   36,678
     Research grants and licenses                         512            162              188
---------------------------------------------------------------------------------------------
                                                       60,691         50,571           36,866
---------------------------------------------------------------------------------------------
Costs and Expenses:
---------------------------------------------------------------------------------------------
     Preservation services and products                25,303         17,764           12,593
     General, administrative and marketing             23,907         20,548           15,673
     Research and development                           4,708          3,946            2,807
     Interest expense                                     670            978               72
     Interest income                                   (1,490)            (8)            (189)
     Other income, net                                 (1,078)          (290)            (173)
----------------------------------------------------------------------------------------------
                                                       52,020         42,938           30,783
---------------------------------------------------------------------------------------------
Income before income taxes                              8,671          7,633            6,083
Income tax expense                                      2,185          2,908            2,156
---------------------------------------------------------------------------------------------
Net income                                          $   6,486      $   4,725       $    3,927
---------------------------------------------------------------------------------------------
Earnings per share:
     Basic                                          $    0.54      $    0.49       $     0.41
---------------------------------------------------------------------------------------------
     Diluted                                        $    0.53      $    0.48       $     0.40
---------------------------------------------------------------------------------------------
Weighted average shares outstanding:
     Basic                                             11,974          9,642            9,505
---------------------------------------------------------------------------------------------
     Diluted                                           12,264          9,942            9,906
---------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                 CryoLife, Inc.
                      Consolidated Statements of Cash Flows
                                 (in thousands)

Year Ended
December 31,                                                         1998           1997         1996
-----------------------------------------------------------------------------------------------------
Net cash flows from operating activities:
-----------------------------------------------------------------------------------------------------
     Net income                                             $       6,486  $       4,725  $     3,927
-----------------------------------------------------------------------------------------------------
     Adjustments to reconcile net income to net cash
         flows provided by (used in) operating activities:
         Deferred income recognized                                  (387)            --           --
         Depreciation of property and equipment                     2,586          1,842          973
         Amortization                                                 905            814          383
         Provision for doubtful accounts                              176             46          167
         Deferred income taxes                                     (1,948)           972          242
         Changes in operating assets and liabilities:
              Trade and other receivables                          (1,797)          (533)      (2,561)
              Income taxes                                            771           (438)        (614)
              Deferred preservation costs                          (1,982)        (5,079)      (1,053)
              Inventories                                          (3,010)          (864)         163
              Prepaid expenses and other assets                      (706)          (506)        (326)
              Accounts payable                                        295         (2,756)       1,197
              Accrued expenses                                       (158)          (468)         740
-----------------------------------------------------------------------------------------------------
     Net cash flows provided by (used in) operating activities      1,231         (2,245)       3,238
-----------------------------------------------------------------------------------------------------
Net cash flows from investing activities:
-----------------------------------------------------------------------------------------------------
     Capital expenditures                                          (6,693)        (5,059)      (8,481)
     Cash paid for acquisitions, net of cash acquired                  --         (4,418)        (722)
     Net proceeds from sale of IFM product line                    15,000             --           --
     Other assets                                                    (752)          (148)        (939)
     Purchases of marketable securities                           (34,277)            --       (3,013)
     Sales of marketable securities                                 7,604              3        8,955
     Gross unrealized gain on marketable equity securities            210             --           --
-----------------------------------------------------------------------------------------------------
     Net cash flows used in investing activities                  (18,908)        (9,622)      (4,200)
-----------------------------------------------------------------------------------------------------
Net cash flows from financing activities:
-----------------------------------------------------------------------------------------------------
     Principal payments of debt                                   (13,990)        (6,607)        (750)
     Proceeds from debt issuance                                    1,680         16,643        2,000
     Principal payments on obligations under capital leases          (203)            --           --
     Proceeds from exercise of options and issuance of stock       46,298             567         561
     Purchase of treasury stock                                    (3,350)            --           --
     Net payments on notes receivable from shareholders                16              5            5
-----------------------------------------------------------------------------------------------------
     Net cash flows provided by financing activities:              30,451         10,608        1,816
-----------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                        12,774         (1,259)         854
Cash and cash equivalents, beginning of year                          111          1,370          516
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                      $      12,885  $         111  $     1,370
-----------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information - cash paid during the year for:
-----------------------------------------------------------------------------------------------------
Interest                                                    $         742  $         920  $        34
Income taxes                                                        3,568          2,380        2,529
-----------------------------------------------------------------------------------------------------
Noncash investing and financing activities:
     Establishing capital lease obligation                  $       2,141  $          --  $        --
-----------------------------------------------------------------------------------------------------
     Debt conversion into common stock                      $         608  $          --  $        --
-----------------------------------------------------------------------------------------------------
     Purchase of property and equipment
       in accounts payable                                  $         185  $         440  $       888
-----------------------------------------------------------------------------------------------------
     Note issued for patent                                 $          --  $          --  $       826
-----------------------------------------------------------------------------------------------------
     Net cash paid for acquisition                          $          --  $       1,768  $       534
     Cost in excess of assets acquired                                 --          8,541        1,873
     Liabilities assumed                                               --           (891)        (435)
     Notes issued for assets acquired                                  --         (5,000)      (1,250)
-----------------------------------------------------------------------------------------------------
     Fair value of assets acquired                          $          --  $       4,418   $      722
-----------------------------------------------------------------------------------------------------

                                 CryoLife, Inc.
    Consolidated Statements of Shareholders' Equity and Comprehensive Income
                                 (in thousands)


                               Common Shares                                                    Notes
                                Outstanding      Additional            Unrealized             Receivables     Total
                               -------------     Paid-In    Retainted   Gains on   Treasury      from     Shareholders'
                           Shares       Amount   Capital    Earnings  Investments   Stock   Shareholders     Equity
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995     9,431      $100    $16,568     $3,975         $28    $(180)        $(26)       $20,465
------------------------------------------------------------------------------------------------------------------------
Net income                          --        --         --      3,927          --       --           --          3,927
Unrealized gains on investments     --        --         --         --         (29)      --           --            (29)
                                                                                                             -----------
Comprehensive income                                                                                              3,898
Exercise of options                124         1        409         --          --       --           --            410
Employee stock purchase plan         2        --         21         --          --       --           --             21
Purchase of other assets            10        --        130         --          --       --           --            130
Payments on shareholder notes       --        --         --         --          --       --            5              5
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996     9,567       101     17,128      7,902          (1)    (180)         (21)        24,929
------------------------------------------------------------------------------------------------------------------------
Net income                          --        --         --      4,725          --       --           --          4,725
Unrealized gains on investments     --        --         --         --           1       --           --              1
                                                                                                              ----------
Comprehensive income                                                                                              4,726
Exercise of options                105         1        298         --          --       --           --            299
Employee stock purchase plan        30        --        268         --          --       --           --            268
Additions to shareholder notes      --        --         --         --          --       --          (21)           (21)
Payments on shareholder notes       --        --         --         --          --       --           26             26
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997     9,702       102     17,694     12,627          --     (180)         (16)        30,227
------------------------------------------------------------------------------------------------------------------------
Net income                          --        --         --      6,486          --       --           --          6,486
Unrealized gains on investments     --        --         --         --         139       --           --            139
                                                                                                              ----------
Comprehensive income                                                                                              6,625
Follow-on equity offering,
  net of $703 of offering costs  2,976        30     45,417         --          --       --           --         45,447
Exercise of options                100         1        338         --          --      121           --            460
Employee stock purchase plan        31        --        294         --          --       97           --            391
Convertible debenture               50         1        607         --          --       --           --            608
Purchase of treasury stock       (343)        --         --         --          --   (3,350)          --         (3,350)
Payment on shareholder note         --        --         --         --          --       --           16             16
========================================================================================================================
Balance at December 31, 1998    12,516      $134    $64,350    $19,113        $139  $(3,312)        $ --        $80,424
========================================================================================================================

 See accompanying notes to the consolidated financial statements.

                         CRYOLIFE, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies

Nature of Business

Founded in 1984, CryoLife, Inc. (the "Company") is the leader in the cryopreservation of viable human tissues for transplant, and is developing and commercializing additional implantable and single use non-implantable devices for use in vascular, cardiovascular and orthopaedic applications. The Company markets its viable human tissues in North and South America, Europe and Asia. The Company's bioprosthetic implantable products include stentless porcine heart valves marketed in Europe, South America, the Middle East and South Africa as well as a proprietary project to transplant human cells onto the structure of animal tissue. The Company also serves as an OEM manufacturer for single use medical devices for use in vascular surgical procedures. In addition, the
Company develops proprietary implantable bioadhesives, including BioGlue surgical adhesive, which it has begun commercializing for vascular applications in Europe, South America, Asia, South Africa, and the Middle East. International revenues were $4.0 million and $2.7 million for 1998 and 1997, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances are eliminated.

Reclassifications

Certain prior year balances have been reclassified to conform to the 1998 presentation.

Use of Estimates

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and maturity dates of 90 days or less at the time of acquisition. The carrying value of cash equivalents approximates fair value.

Investments

The Company maintains cash equivalents and investments in several large well-capitalized financial institutions, and the Company's policy disallows investment in any securities rated less than "investments-grade" by national rating services.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designations as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale. Available-for-sale securities are stated at their fair values, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. At December 31, 1998 and 1997, all marketable equity securities and debt securities were designated as available-for-sale.

Deferred Preservation Costs and Revenue Recognition

Tissue is procured from deceased human donors by organ procurement organizations and tissue banks which consign the tissue to the Company for processing and preservation. Preservation costs related to tissue held by the Company are deferred until shipment to the implanting hospital. Deferred preservation costs consist primarily of laboratory expenses, tissue procurement fees, and freight-in charges and are stated at average cost, determined annually, on a first-in, first-out basis. When the tissue is shipped to the implanting hospital, revenue is recognized and the related deferred preservation costs are charged to operations. The Company does not require collateral or other security for its receivables.

Inventories

Inventories  are  comprised  of  single-use   medical   devices,   bioprosthetic
implantable products, and implantable bioadhesives and are valued at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets, generally 5 to 10 years, on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the lease term or the estimated useful lives of the assets, whichever is shorter.

Intangible Assets

Goodwill resulting from business acquisitions is amortized on a straight-line basis over 20 years. Patent costs are amortized over the expected useful lives of the patents (primarily 17 years) using the straight-line method. Other intangibles, which consist primarily of manufacturing rights and agreements, are being amortized over the expected useful lives of the related assets (primarily five years).

The Company periodically evaluates the recoverability of non-current tangible and intangible assets and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as business trends and prospects and market and economic conditions.

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

Research Grant and License Revenues

Revenues from research grants are recognized in the period the associated costs are incurred. License revenues are recognized in the period the cash is received and all licenser obligations have been fulfilled.

Earnings Per Share and Stock Split

In 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("Statement 128"). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

On May 16, 1996, the Board of Directors declared a two-for-one stock split, effected in the form of a stock dividend, payable on June 28, 1996, to shareholders of record on June 7, 1996. All share and per share information in the accompanying consolidated financial statements has been adjusted to reflect such split.

Comprehensive Income

In 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement 130") which established standards for the reporting and display of comprehensive income and its components in a full set of comparative general-purpose financial statements. The statement became effective for the Company in 1998. Comprehensive income is defined in Statement 130 as net income plus other comprehensive income, which, under existing accounting standards, includes foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. Comprehensive income disclosures are included in the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

2.  Follow-on Equity Offering

On April 3, 1998 the Company completed a follow-on equity offering (the "Offering") of 2,588,000 new shares of its common stock resulting in net proceeds of $39.4 million. On April 16, 1998 the Company issued an additional 387,500 shares of common stock pursuant to the underwriters' overallotment option resulting in $6.0 million of additional net proceeds to the Company. A portion of the net proceeds were used to repay $13.3 million of principal and interest outstanding under the Company's bank loans.

3. Ideas For Medicine, Inc.

On March 5, 1997 the  Company  acquired  the stock of Ideas for  Medicine,  Inc.
("IFM"), a medical device company specializing in the manufacture and distribution of single use medical devices, for consideration of approximately $4.5 million in cash and approximately $5.0 million in convertible debentures plus related expenses. The cash portion of the purchase price was financed by borrowings under the Company's Revolving Term Loan Agreement. Pursuant to the purchase agreement, additional consideration equal to 10 percent of IFM's net annual revenues in excess of $7.5 million is to be paid each year for a 10 year period, limited to $1.75 million in the aggregate. The acquisition was accounted for as a purchase; accordingly, the results of operations have been included in the accompanying 1998 and 1997 consolidated income statements from the date of acquisition. Based on the allocation of the purchase price, the Company's unaudited condensed pro forma results of operations for 1997, assuming consummation of the purchase as of January 1, 1997 and 1996, are as follows (in thousands, except per share data):

                                    1997               1996
                                 ---------         ----------
Revenues                          $52,082            $43,574
Net income                          4,756              3,511
Earnings per share:
  Basic                             $0.49              $0.37
  Diluted                            0.48               0.35

In connection with this acquisition, the Company also entered into a consulting agreement with the former majority shareholder of IFM requiring monthly payments to such shareholder of approximately $17,000 until March 2002.

On September 30, 1998 the Company completed the sale of substantially all of the IFM product line and certain related assets to Horizon Medical Products, Inc. ("Horizon"), for $15 million in cash pursuant to an asset purchase agreement. Concurrently, IFM and Horizon signed a manufacturing agreement which provides for the manufacture by IFM of specified minimum dollar amounts of IFM products to be purchased exclusively by Horizon over each of the four years following the sale. Thereafter, responsibility for such manufacturing is to be assumed by Horizon.

The Company recorded deferred revenue at the transaction date totaling $2.9 million, representing the selling price less the net book value of the assets sold, which included $7.7 million of goodwill, net of accumulated amortization, and the costs related to the sale. The revenue was deferred because the sale and manufacturing agreements represent, in the aggregate, a single transaction for which the related income should be recognized over the term of the manufacturing agreement. Accordingly, the deferred revenue is being reflected in cost of goods sold over the four-year term of the manufacturing agreement in a manner which is expected to result in approximately equal margins over the four-year period on the products manufactured and sold by IFM to Horizon. During 1998 amortization of deferred revenue totaled $387,000.

4.  Marketable Securities

The following is a summary of available-for-sale securities (in thousands):


                                        Unrealized        Estimated
December 31, 1998        Cost         Holding Gains      Market Value
                       ------------- ----------------- -----------------
Municipal obligations  $     24,963  $             35  $         24,998
Equity securities            10,440               175            10,615
                       ------------  ----------------  ----------------
                       $     35,403  $            210  $         35,613
                       ============  ================  ================


                                        Unrealized        Estimated
December 31, 1997        Cost         Holding Gains      Market Value
                       ------------- ----------------- -----------------
Debt securities        $         40  $             --  $             40
                       ============  ================  ================


The gross realized gains on sales of available-for-sale securities totaled $4,000 and $0 in 1998 and 1997, respectively. Differences between cost and market of $210,000 (less deferred taxes of $71,000) are included as a separate component of shareholders' equity as of December 31, 1998.

At December 31, 1998 approximately $8.9 million of debt securities with original maturities of 90 days or less at their acquisition dates were included in cash and cash equivalents. At December 31, 1998 approximately $16.1 million of investments mature between one and five years. The market values of these securities approximate cost.

5.  Inventories

Inventories at December 31 are comprised of the following (in thousands):



                                      1998                 1997
                                   -----------         ---------
Raw materials                        $   1,296         $     262
Work-in-process                          1,037               358
Finished goods                           1,052             1,141
                                         -----             -----
                                     $   3,385         $   1,761
                                         =====             =====

6.  Long-Term Debt

Long-term debt at December 31 consists of the following (in thousands):

                                                                                 1998              1997
                                                                           --------------------------------
Revolving loan                                                                   $   --             $6,777

Term loan due in equal monthly  installments of $83,000 plus interest
at prime through December 31, 2002                                                   --              5,000

7% convertible debenture, due in March 2002                                       4,393              5,000

8.25% note payable due in equal annual installments of $250,000                     750              1,000

Note  payable  due in  2000  with  an  effective  interest  rate of 8%,  net of unamortized discount of $29,000 in 1998
and $35,000 in 1997                                                                 301                585
                                                                                 ------             ------

                                                                                  5,444             18,362
Less current maturities                                                             516              1,496
                                                                                  -----             ------
Total long-term debt                                                             $4,928            $16,866
                                                                                 ======            =======

On August 30, 1996 the Company executed a $10 million revolving loan agreement (the "Agreement") with a bank which, as amended on June 12, 1998, permits the Company to borrow up to $2.0 million at either the bank's prime rate of interest (7.75% at December 31, 1998) or at Adjusted LIBOR, as defined, plus an applicable LIBOR margin. The Agreement expires on December 31, 1999; all borrowings outstanding on that date convert to a term loan to be paid in 60 equal monthly installments of principal plus interest at either the bank's prime rate of interest or at Adjusted LIBOR, as defined, plus an applicable LIBOR margin. The Agreement contains certain restrictive covenants including, but not limited to, maintenance of certain financial ratios and a minimum tangible net worth requirement. The Agreement is secured by substantially all of the Company's assets, including IFM's stock but excluding intellectual property. Commitment fees are paid based on the unused portion of the facility. In December 1997 the Company amended the Agreement to also include a $5.0 million term loan facility with the bank at the bank's prime rate of interest or Adjusted LIBOR, as defined, plus an applicable LIBOR margin. In conjunction with the Offering, the revolving and term loans were paid in full in April 1998.

In March 1997 the Company issued a $5.0 million convertible debenture in connection with the IFM acquisition. The debenture bears interest at 7% and is due in March 2002. The debenture is convertible into common stock of the Company at any time prior to the due date at $12.08 per common share. In conjunction with the Offering, $608,000 of the convertible debenture was converted into 50,000 shares of the Company's common stock on March 30, 1998.

On September 12, 1996 the Company acquired the assets of United Cryopreservation Foundation, Inc. ("UCFI"), a processor and distributor of cryopreserved human heart valves and saphenous veins for transplant. The Company issued a $1.25 million note in connection with the acquisition. The note bears interest at prime, as adjusted annually on the anniversary date of the acquisition.

In April 1996 the Company issued a $910,000 non-interest bearing note in connection with the acquisition of its BioGlue(R) technology. The note is payable in three annual installments of $290,000, plus a final payment of $40,000 at maturity.

Scheduled maturities of long-term debt for the next five years are as follows (in thousands):

           1999                      $516
           2000                       285
           2001                       250
           2002                     4,393
                                    -----
                                   $5,444
                                    =====

7.    Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("Statement 107"), requires the Company to disclose estimated fair values for its financial instruments. The carrying amounts of receivables and accounts payable approximate their fair values due to the short term maturity of these instruments.

In 1997 the Company entered into two interest rate swap agreements with the lender under the Agreement, maturing on dates through January 1999, which effectively fixes the interest rate on $2.0 million of available borrowings through such dates. The estimated fair values of the Company's interest rate swap agreements and its outstanding debt approximate their carrying amounts at December 31, 1998.

8.  Leases

The Company leases equipment, furniture, and office space under various leases with terms of up to 15 years. Commencing January 5, 1998 IFM leased office and manufacturing facilities under a capital lease for $24,125 per month through January 2008 from the former majority shareholder of IFM. Certain leases contain escalation clauses and renewal options for additional periods. Future minimum lease payments under noncancelable leases as of December 31, 1998 are as follows (in thousands):

                                              Capitalized           Operating
                                                Leases               Leases
------------------------------------------------------------------------------
 1999                                     $         371         $      1,369
 2000                                               310                1,368
 2001                                               290                1,281
 2002                                               290                  984
 2003                                               290                  966
 Thereafter                                       1,132                8,025
 ---------------------------------------------------------------------------
 Total minimum lease payments                     2,683         $     13,993
                                                                ============
 Less amount representing interest                  745
 ------------------------------------------------------
 Present value of net minimum
   lease payments                                 1,938
 Less current portion                               224
 -------------------------------------------------------
                                           $      1,714
 ======================================================

Property acquired under capital leases at December 31, 1998 consists of the following (in thousands):


       Buildings                           $      1,987
       Furniture and fixtures                       150
                                           ------------
                                                  2,137
       Accumulated depreciation                     255
                                           ------------
                                           $      1,882
                                           ============

Total rental expense for operating leases amounted to $1,321,000, $1,282,000 and $714,000 for 1998, 1997 and 1996, respectively.

9.  Stock Option Plans

The Company has stock option plans which provide for grants of options to employees and directors to purchase shares of the Company's common stock at exercise prices generally equal to the fair values of such stock at the dates of grant, which generally become exercisable over a five-year vesting period and expire within ten years of the grant dates. Under the 1993 Employee Incentive Stock Option Plan, the 1998 Long-Term Incentive Plan, and the amended and restated Non-employee Director's Plan, the Company has authorized the grant of options of up to 700,000, 300,000, and 396,000 shares of common stock, respectively. As of December 31, 1998 and 1997, there were 569,000 and 306,000 shares of common stock reserved for future issuance under the Company's stock option plans. A summary of stock option transactions under the plans follows:

                                                                    Exercise            Weighted Average
                                                 Shares              Price               Exercise Price
                                              --------------    -----------------    ------------------------
Outstanding at December 31, 1995                  590,000            $2.25-7.74                  $ 4.21
Granted                                           247,000             8.5-18.43                   15.70
Exercised                                        (124,000)            2.26-7.26                    3.31
Canceled                                           (5,000)            2.25-3.75                    3.68
                                              --------------
Outstanding at December 31, 1996                  708,000            2.25-18.43                    7.36
Granted                                           201,000           10.25-15.88                   11.97
Exercised                                        (105,000)            2.25-7.50                    2.85
Canceled                                          (50,000)           2.25-16.75                   10.06
                                              --------------
Outstanding at December 31, 1997                  754,000            3.00-18.43                    8.95
Granted                                           331,000           12.00-17.13                   15.48
Exercised                                        (103,000)           3.12-10.25                    4.80
Canceled                                         (155,000)           3.12-18.43                   16.03
                                              ==============
Outstanding at December 31, 1998                  827,000            3.00-17.13                   10.73
                                              ==============


The following table summarizes information concerning currently outstanding and exercisable options:

                           Options Outstanding                                   Options Exercisable
-----------------------------------------------------------------------------------------------------------

                                       Weighted Average       Weighted                          Weighted
Range of Exercise                          Remaining           Average                           Average
      Prices            Number         Contractual Life       Exercise          Number          Exercise
                      Outstanding                               Price         Exercisable         Price
------------------- ---------------- ---------------------- -------------- ------------------ --------------
$       3.00-7.75       293,000               1.5              $ 4.68           206,000          $ 4.50
       8.50-13.50       295,000               4.5               11.66           115,000           11.19
      14.19-17.13       239,000               5.4               17.01           184,000           17.05

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations ("APB 25") in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair values for these options were estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                        1998         1997         1996
                                  -------------------------------------------
Expected dividend yield                  0%           0%           0%
Expected stock price volatility         .520         .533         .561
Risk-free interest rate                5.30%         5.75%       6.51%
Expected life of options              3.8 Years    4.7 Years   4.8 Years

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

For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The Company's pro forma information follows (in thousands, except per share data):

                                       1998         1997         1996
                                   --------------------------------------
Net income--as reported               $6,486       $4,725       $3,927
Net income--pro forma                 $5,705       $4,164       $3,542
Earnings per share--as reported:
   Basic                               $ .54        $ .49        $ .41
   Dilutive                            $ .53        $ .48        $ .40
Earnings per share--pro forma:
   Basic                               $ .48        $ .43        $ .37
   Dilutive                            $ .47        $ .42        $ .36

Other information concerning stock options follows:

                                                  1998       1997         1996
                                            ------------------------------------
Weighted average fair value of options
  granted during the year                        $6.54      $6.69        $8.34
Number of shares as to which options are
   exercisable at end of year                  505,000    308,000      157,000

Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

10.  Shareholder Rights Plan

On November 27, 1995 the Board of Directors adopted a shareholder rights plan to protect long-term share value for the Company's shareholders. Under the plan, the Board declared a distribution of one Right for each outstanding share of the Company's Common Stock to shareholders of record on December 11, 1995. Additionally, the Company has further authorized and directed the issuance of one Right with respect to each Common Share that shall become outstanding between December 11, 1995 and the earliest of the Right's exercise date or expiration date. Each Right entitles the registered holder to purchase from the Company one-tenth of a share of a newly created Series A Junior Participating Preferred Stock, at an exercise price of $100. The rights, which expire on November 27, 2005, may be exercised only if certain conditions are met, such as the acquisition of 15 percent or more of the Company's Common Stock by a person or affiliated group ("Acquiring Person").

In the event the Rights become exercisable, each Right will enable the owner, other than the Acquiring Person, to purchase, at the Right's then current exercise price, that number of shares of Common Stock with a market value equal to twice the exercise price. In addition, unless the Acquiring Person owns more than 50% of the outstanding shares of Common Stock, the Board of Directors may elect to exchange all outstanding Rights (other than those owned by such Acquiring Person) at an exchange ratio of one share of Common Stock, or one-tenth of a Preferred Share per Right.

11.  Stock Repurchase

On October 14, 1998, the Company's Board of Directors authorized the Company to purchase up to 1 million shares of its common stock. The purchase of shares will be made from time to time in open market or privately-negotiated transactions on such terms as management deems appropriate. As of December 31, 1998, the Company had purchased 343,000 shares of its common stock for an aggregate purchase price of $3,350,000.

12.  Employee Benefit Plans

The Company has a 401(k) savings plan (the "Plan") providing retirement benefits to all employees who have completed at least six months of service. The Company makes matching contributions of 50% of each participant's contribution up to 5% of each participant's salary. Total Company contributions approximated $241,000, $139,000 and $123,000 for 1998, 1997, and 1996, respectively. Additionally, the Company may make discretionary contributions to the Plan that are allocated to each participant's account. No such discretionary contributions were made in 1998, 1997 or 1996.

On May 16, 1996 the Company's shareholders approved the CryoLife, Inc. Employee Stock Purchase Plan (the "ESPP"). The ESPP allows eligible employees the right to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each three-month offering period. As of December 31, 1998 and 1997 there were 543,000 and 566,000 shares of common stock reserved under the ESPP and there had been 57,000 and 34,000 shares issued under the plan, respectively.

13. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                        1998           1997          1996
                                                     -----------    ----------    -----------
         Numerator for basic and diluted earnings
            per share - income available to common
            shareholders                                 $6,486        $4,725         $3,927
                                                     ===========    ==========    ===========

         Denominator for basic earnings per share
            - weighted-average basis                     11,974         9,642          9,505
         Effect of dilutive stock options                   290           300            401
                                                     -----------    ----------    -----------
         Denominator for diluted earnings per
            share - adjusted weighted-average
            shares                                       12,264         9,942          9,906
                                                     ===========    ==========    ===========
         Basic earnings per share                        $ 0.54        $ 0.49         $ 0.41
                                                     ===========    ==========    ===========
         Diluted earnings per share                      $ 0.53        $ 0.48         $ 0.40
                                                     ===========    ==========    ===========

14.  Income Taxes

Income tax expense consists of the following (in thousands):

                      1998              1997             1996
                ------------------ ---------------- ----------------
Current:
  Federal                  $3,854           $1,533           $1,573
  State                       279              403              341
                            -----            -----            -----
                            4,133            1,936            1,914
Deferred                   (1,948)             972              242
                          -------            -----            -----
                           $2,185           $2,908           $2,156
                           ======           ======           ======


Such amounts differ from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following (in thousands):

                                                1998      1997        1996
                                                ----      ----        ----

Tax expense at statutory rate                  $2,947     $2,593      $2,068
Increase (reduction) in income taxes
 resulting from:
 Change in valuation allowance for
    deferred tax assets                            --        (30)       (129)
 Entertainment expenses                            90         42          30
 State income taxes, net of federal benefit       173        266         241
 Non-taxable interest income                      (63)        --         (50)
 Research and development credits                (585)        --          --
 State and local tax refunds                     (256)        --          --
 Other                                           (121)        37          (4)
                                                 -----     -----       -----
                                                $2,185    $2,908      $2,156
                                                ======    ======      ======

The tax effects of temporary differences which give rise to deferred tax liabilities and assets at December 31 are as follows (in thousands):

                                                              1998        1997
                                                          --------     -------
Long-term deferred tax liabilities/(assets):
   Depreciation                                             $1,537     $1,018
   Deferred income                                            (580)        --
   Intangible assets                                          (547)       (38)
                                                             -----       ----
                                                               410        980
Current deferred tax assets/(liabilities):
   Accrued expenses                                            872         --
   Deferred income                                             394         --
   Allowance for bad debts                                      97         --
   Deferred preservation costs and inventory reserves           20         58
   Unrealized gain on marketable securities                    (71)        --
   Other                                                        36       (17)
                                                            ------      -----
                                                             1,348         41
                                                             -----      -----
Net deferred tax assets /(liabilities)                        $938     $ (939)
                                                              ====     ======

15.  FDA Regulation

Human heart valves historically have not been subject to regulation by the United States Food and Drug Administration (the "FDA"). However, in June 1991 the FDA published a notice stating that human heart valves for transplantation are medical devices subject to Premarket Approval ("PMA") or an Investigational Device Exemption ("IDE"). In October 1994 the FDA announced in the Federal Register that neither an approved application for PMA nor an IDE is required for processors and distributors who had marketed heart valve allografts before June 1991. This action by the FDA has removed allograft heart valves from clinical trial status thus allowing the Company to distribute such valves to cardiovascular surgeons throughout the United States.

16.  Executive Insurance Plan

Pursuant to a supplemental life insurance program for certain executive officers of the Company, the Company and the executives share in the premium payments and ownership of insurance policies on the lives of such executives. The Company's aggregate premium contributions under this program were $43,000, $38,000 and $37,000 for 1998, 1997 and 1996, respectively.

17.  Equipment on Loan to Implanting Hospitals

The Company consigns liquid nitrogen freezers with certain implanting hospitals for tissue storage. The freezers are the property of the Company. At December 31, 1998 freezers with a total cost of approximately $1,540,000 and related accumulated depreciation of approximately $901,000 were located at the implanting hospitals' premises. Depreciation is provided over the estimated useful lives of the freezers on a straight-line basis.


18.  Transactions with Related Parties

The Company  expensed  $68,000,  $65,000 and $39,000 during 1998, 1997 and 1996, respectively, relating to services performed by a law firm whose sole proprietor is a member of the Company's Board of Directors and a shareholder of the Company. The Company expensed $75,000 in 1998 relating to consulting services performed by a member of the Company's Board of Directors and a shareholder of the Company. The Company expensed $ 210,000 and $175,000 in 1998 and 1997 relating to consulting services performed by a shareholder of the Company.