Form 10-K, Exhibit 13
period 1999-12-31
CRYOLIFE INC
filed 2000-03-31
CIK 784199

Item 5. Market for Registrant's Equity and Related Stockholder Matters - page 35 of annual shareholder report below:

MARKET PRICE OF COMMON STOCK

The Company's Common Stock is traded under the symbol "CRY." The following table sets forth, for the periods indicated, the intra-day high and low sale prices per share of Common Stock on the NYSE.

    1999                    High                   Low
    ---------------------- ----------------------  ----------------------
    First quarter           12 3/4                 10 1/4
    Second quarter          12 5/8                 10
    Third quarter           15 1/4                 11 1/4
    Fourth quarter          13 7/8                 11 1/16
    ----------------------- ---------------------- ----------------------

    1998                    High                   Low
    ----------------------- ---------------------- ----------------------
    First quarter           17 15/16               12 1/4
    Second quarter          18 1/4                 14 3/4
    Third quarter           16 1/4                 12 1/16
    Fourth quarter          15 11/16               9 3/16
    ----------------------- ---------------------- ----------------------

Item 6. Selected Financial Data - page 36 of annual shareholder report below:

                         SELECTED FINANCIAL INFORMATION
                (In thousands except per share data) December 31,


OPERATIONS                                                  1999        1998         1997        1996       1995
-------------------------------------------------------- ----------- ------------ ----------- ----------- ----------
   Revenues                                                 $66,722      $60,691     $50,571     $36,866    $29,226
   Net income                                                 4,451        6,486       4,725       3,927      2,202
   Research and development as a percentage of revenues        6.6%         7.8%        7.8%        7.6%       9.0%

EARNINGS PER SHARE1,2
-------------------------------------------------------- ----------- ------------ ----------- ----------- ----------
   Basic                                                      $0.36        $0.54       $0.49       $0.41      $0.23
   Diluted                                                    $0.36        $0.53       $0.48       $0.40      $0.23

YEAR-END FINANCIAL POSITION
-------------------------------------------------------- ----------- ------------ ----------- ----------- ----------
   Total assets                                             $94,023      $98,390     $54,402     $34,973    $24,132
   Working capital                                           59,928       62,310      19,478      10,787     15,217
   Long-term liabilities                                      6,177        8,577      17,846       2,799         --
   Shareholders' equity                                      80,226       80,421      30,227      24,929     20,465
   Current ratio                                                9:1          8:1         4:1         3:1        5:1
   Shareholders' equity per diluted common share1,2           $6.40        $6.56       $3.04       $2.52      $2.14


1    Reflects adjustment for the 2-for-1 stock split effected June 28, 1996.

2 Presented, and where appropriate, restated to conform to Statement 128 requirements.

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations - page 16-21 of annual shareholder report below:

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

CryoLife, Inc. was organized in 1984 to address market opportunities in the area of biological implantable products and materials, and today is the leader in the cryopreservation of viable human tissue for cardiovascular, vascular, and orthopedic applications. The Company began cryopreserving aortic heart valves in 1984, pulmonary heart valves in 1986, and mitral heart valves in 1995. The Company has also expanded into the cryopreservation of other human tissue, including vascular tissue and connective tissue of the knee.

The Company pays a fee to an organ procurement agency or tissue bank at the time such organization consigns human tissue to the Company. The Company generates revenues from cryopreservation services by charging hospitals a fee, which covers the Company's services, the associated procurement fee, and applicable shipping expenses. The Company records revenue upon shipping tissue. Costs associated with the procurement, processing, and storage of tissue are accounted for as deferred preservation costs on the Company's consolidated balance sheet and are expensed when the tissue is shipped. The Company continually monitors cryopreserved tissue in its possession to determine its viability. Tissue determined not to be suitable for implantation is disposed of and the associated deferred preservation costs are expensed. As part of an effort to reduce its working capital needs, while simultaneously facilitating the use of cryopreserved tissue, the Company consigns liquid nitrogen freezers to a number of hospitals. The Company retains ownership of the liquid nitrogen freezers and, consequently, incurs associated depreciation charges. The hospitals are responsible for operating expenses related to the use of the liquid nitrogen freezers.

The Company has expanded, and intends to continue to expand, its portfolio of products and services. Much of this expansion has been accomplished through acquisitions of intellectual property and businesses. In 1992, the Company purchased for $730,000 the exclusive distribution rights for a line of stentless aortic porcine heart valves and in 1996 purchased for $275,000 a patent for an advanced design stentless pulmonary porcine heart valve, both of which the Company currently markets in Europe, South America, the Middle East, and South Africa. In 1996, the Company purchased the patent for BioGlue, a surgical adhesive which the Company currently markets in North America, Europe, South America, Asia, South Africa, and the Middle East. In 1996, the Company also acquired the assets of UCFI, a tissue processor, for $750,000 in cash and a $1.3 million note. In 1997, the Company acquired Ideas for Medicine, Inc. ("IFM") and its line of single-use medical devices for $4.5 million in cash, and a $5.0 million convertible debenture.

On September 30, 1998 the Company completed the sale of substantially all of the IFM product line and certain related assets to Horizon Medical Products, Inc. ("HMP") for $15 million in cash pursuant to an asset purchase agreement. Concurrently, IFM and HMP signed a Manufacturing Agreement (the "Agreement") which provides for the manufacture by IFM of specified minimum dollar amounts of IFM products to be purchased exclusively by HMP over each of the four years following the sale. Thereafter, responsibility for such manufacturing is to be assumed by HMP. The Company recorded a deferred gain at the transaction date totaling $2.9 million, representing the selling price less the net book value of the assets sold, which included $7.7 million of goodwill, net of accumulated amortization, and the costs related to the sale. The gain was deferred because the sale and the manufacturing agreements represent, in the aggregate, a single transaction for which the related income should be recognized over the term of the Agreement. Accordingly, the deferred gain is being amortized in cost of goods sold over the four-year term of the manufacturing agreement in a manner which is expected to result in approximately equal margins over the four-year period on the products manufactured and sold by IFM to HMP. During 1999 and 1998 amortization of deferred revenue totaled $1.2 million and $387,000, respectively. As more fully discussed under nonrecurring charges in the Results of Operations section, HMP defaulted on the Agreement in June of 1999.

The composition of the Company's revenues is expected to change in future years, reflecting, among other things, the anticipated growth in shipments of human vascular tissue and human connective tissue for the knee, and the introduction of BioGlue surgical adhesive into domestic and international markets, as well as other expected new products.

Results of Operations

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Revenues increased 10% to $66.7 million in 1999 from $60.7 million in 1998. The increase in revenues was primarily due to increased acceptance in the medical community of cryopreserved tissues, the Company's ability to procure greater amounts of tissue, price increases for certain cryopreservation services instituted during the third quarter of 1998 which continued during 1999, a full year of BioGlue international revenue in 1999 as compared to nine months in 1998, and revenues attributable to the Company's introduction of osteoarticular grafts in January 1999. These increases in revenues have been offset by certain decreases in revenues as discussed below.

Revenues from human heart valve and conduit cryopreservation services decreased 6% to $29.0 million in 1999 from $30.8 million in 1998, representing 44% and 51%, respectively, of total revenues during such periods. This decrease in revenues resulted from an 8% decrease in the number of heart allograft shipments primarily resulting from a 9% decrease in the number of pulmonary heart valve shipments due to a decrease in the number of Ross procedures being performed and competitive price pressures on pulmonary valves. In a Ross procedure, the patient's pulmonary valve is transplanted into the aortic position and a human pulmonary allograft is transplanted into the patient's pulmonary position. The Company has attempted to promote the positive clinical results of the Ross procedure by hosting science forums around the country with its cardiovascular surgeon customers. Although we are currently unable to predict the annual trend in pulmonary heart valve shipments, shipments through March 10, 2000 are up 12% over shipments through March 10, 1999.

Revenues from human vascular tissue cryopreservation services increased 35% to $19.3 million in 1999 from $14.3 million in 1998, representing 29% and 24%, respectively, of total revenues during such periods. This increase in revenues was primarily due to a 32% increase in the number of vascular allograft shipments attributable to an increased demand for preserved vascular tissue, the Company's ability to procure greater amounts of tissue, and the introduction of the femoral vein program for use as A-V shuts in dialysis patients. The increase in revenues was also due to the Company's focus on procuring and distributing long segment veins, which have a higher per unit revenue than the short segment veins.

Revenues from human connective tissue of the knee cryopreservation services increased 45% to $11.2 million in 1999 from $7.7 million in 1998, representing 17% and 13%, respectively, of total revenues during such periods. This increase in revenues was primarily due to a 31% increase in the number of allograft shipments due to increased demand, the Company's ability to procure greater amounts of tissue, and the introduction of preserved osteoarticular grafts in January of 1999. Additional revenue increases resulted from price increases for the cryopreservation of menisci and tendons during the third quarter of 1998.

Revenues from IFM decreased 34% to $3.7 million in 1999 from $5.7 million in 1998, representing 6% and 9%, respectively, of total revenues during such periods. The decrease in revenues is due to HMP's failure to meet the minimum purchase requirements set forth in the Agreement as more fully discussed below.

Revenues from bioprosthetic cardiovascular devices increased 20% to $955,000 in 1999 from $798,000 in 1998, representing 1% of total revenues during such periods. This increase in revenues was due to a 7% increase in the number of bioprosthetic cardiovascular device shipments due to an increase in demand, a full year of international revenues from the CryoLife-Ross Pulmonary Valve in 1999 as compared to three months of revenues in 1998, and price increases in November of 1998 that continued throughout 1999.

Revenues from BioGlue surgical adhesive increased 93% to $1.7 million for 1999 from $883,000 in 1998, representing 2% and 1%, respectively, of total revenues during such periods. The increase in revenues is due to a 95% increase in the volume of BioGlue shipments due to increased product awareness as a result of the introduction of BioGlue in international markets in April of 1998, increased surgeon training, and the receipt of the CE mark approval for the use of BioGlue for pulmonary indications in Europe in March 1999.

Grant revenues increased to $877,000 in 1999 from $512,000 in 1998. This increase in grant revenues is primarily attributable to the SynerGraft research and development programs.

Other income decreased to $224,000 in 1999 from $1.1 million in 1998. Other income in 1998 relates primarily to proceeds from the sale of the Company's port product line.

Cost of cryopreservation services and products aggregated $30.2 million in 1999 compared to $25.3 million in 1998, representing 46% and 42%, respectively, of total cryopreservation and product revenues. The increase of the cost of cryopreservation services and products as a percentage of revenues in 1999 results from a smaller percentage of 1999 revenues being derived from human heart valve and conduit cryopreservation services, which carry a significantly higher gross margin than other cryopreservation services. An additional reason for the increase in costs in 1999 results from the switch in October of 1998 to OEM manufacturing of single-use medical devices, which generates lower gross margins than cryopreservation services and lower gross margins than the IFM products generated prior to the sale of the IFM product line.

General, administrative, and marketing expenses increased 3% to $24.7 million in 1999, compared to $23.9 million in 1998, representing 38% and 40%, respectively, of total cryopreservation and product revenues in such periods. The increase in expenditures in 1999 resulted from expenses incurred to support the increase in revenues, partially offset by increased absorption of overhead expenses associated with increased production of new products.

Research and development expenses decreased 7% to $4.4 million in 1999, compared to $4.7 million in 1998, representing 7% and 8%, respectively, of total cryopreservation and product revenues for each period. Research and development spending relates principally to the Company's focus on its bioadhesives and SynerGraft technologies.

The Company recorded a nonrecurring charge of $2.4 million in 1999 primarily as a result of HMP's default on its manufacturing contract with IFM. On June 22, 1999 IFM notified HMP that it was in default of certain provisions of the Agreement. Specifically, HMP is in violation of the payment provisions contained within the Agreement, which calls for inventory purchases to be paid for within 45 days of delivery. Additionally, HMP is in violation due to nonpayment of interest related to such past due accounts receivable.

After notification of the default, HMP indicated to the Company that it would not be able to meet and has not met the minimum purchase requirements outlined in the Agreement. The Company has been negotiating with HMP in order to reach a mutually agreeable solution to the default; however, due to the significant uncertainties related to the Company's ability to realize its investment in IFM, the Company determined that it had incurred an impairment loss on its IFM assets. In calculating the amount of the impairment loss, management used its best estimate to determine the realizable value of its increase in working capital due to the HMP default, and the recoverability of IFM's long-lived assets, consisting primarily of leasehold improvements and equipment. As a result, management recorded a $2.1 million impairment loss on working capital and a $2.6 million impairment loss on leasehold improvements. Additionally, the Company offset the above charges with $2.5 million of deferred gain recorded in connection with the sale of the IFM product line to HMP. The net pretax effect of the above nonrecurring charges is $2.2 million, and has been included under the caption "Nonrecurring charges" in the accompanying Consolidated Income Statements.

Net interest income was $1.2 million and $820,000 in 1999 and 1998, respectively. This increase in interest income is due to recording a full year of interest income on the invested proceeds from the follow-on equity offering (the "Offering") completed in April 1998, lower interest expense resulting from the repayment of certain indebtedness with the proceeds from the Offering, and the conversion of certain convertible debentures into common stock of the Company.

The increase in the effective income tax rate to 32% in 1999 from 25% in 1998, is the result of the nonrecurrence of income tax benefits realized in 1998 from the implementation of certain income tax planning strategies in the fourth quarter, which had a significant one-time impact on 1998 taxes. Despite the increase in the tax rate between 1999 and 1998, the 1999 effective tax rate is reflective of the ongoing impact of these tax planning strategies.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Revenues increased 20% to $60.7 million in 1998 from $50.6 million in 1997. The increase in revenues was primarily due to increased acceptance in the medical community of cryopreserved tissues, the Company's ability to procure greater amounts of tissue, price increases for certain cryopreservation services, revenues attributable to the Company's line of single-use medical devices following the IFM acquisition in March of 1997, and revenues attributable to the Company's introduction of BioGlue surgical adhesive in international markets in April 1998.

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

Revenues from IFM increased 1% to $5.7 million in 1998 from $5.6 million in 1997, representing 9% and 11%, respectively, of total revenues during such periods. This increase in revenues was due to 1998 having two additional months of IFM revenue than 1997 due to the IFM acquisition closing on March 5, 1997, partially offset by the sale of the IFM product line to HMP pursuant to which the Company became an OEM manufacturer of such products on October 1, 1998.

Revenues from bioprosthetic cardiovascular devices increased 33% to $798,000 in 1998 from $576,000 in 1997, representing 1% of total revenues during such periods. This increase in revenues was primarily due to a 36% increase in the number of bioprosthetic cardiovascular device shipments due to increased manufacturing capacity. Revenues in 1998 also benefited from the introduction of the CryoLife-Ross Pulmonary Valve into international markets in October 1998.

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

Cost of cryopreservation services and products aggregated $25.3 million in 1998 compared to $17.8 million in 1997, representing 42% and 35%, respectively, of total cryopreservation and product revenues. The increase in 1998 of the cost of cryopreservation services and products as a percentage of revenues results from a lesser portion of 1998 revenues being derived from human heart valve and conduit cryopreservation services, which carry significantly higher gross margins than other cryopreservation services, from increased manufacturing overhead costs associated with the Company's new manufacturing facilities, from the switch in October of 1998 to OEM manufacturing of single-use medical devices, which generates lower gross margins than cryopreservation services and lower gross margins than the IFM products generated prior to the sale of the IFM product line, compared with ten months of IFM sales in 1997, and from a one-time charge of $500,000 associated with the start-up of the bioprosthetic cardiovascular device manufacturing facility. The increase in the cost of cryopreservation services and products as a percentage of revenues was partially offset by a decrease in the IFM products sold in 1998 relative to those sold in 1997, which generate lower gross margins than cryopreservation services, and the impact of the fourth quarter amortization of deferred gain resulting from the sale of the IFM product line, which has the impact of reducing cost of goods sold.

General, administrative, and marketing expenses increased 16% to $23.9 million in 1998, compared to $20.5 million in 1997, representing 40% and 41%, respectively, of total cryopreservation and product revenues in such periods. The increase in expenditures in 1998 resulted from expenses incurred to support the increase in revenues and costs associated with the introduction of BioGlue into international markets.

Research and development expenses increased 19% to $4.7 million in 1998, compared to $3.9 million in 1997, representing 8% of total cryopreservation and product revenues for each period. Research and development spending relates principally to the Company's focus on its bioadhesives and SynerGraft technologies.

Net interest income was $820,000 in 1998 compared to net interest expense of $970,000 in 1997. This variance is due to the repayment of certain indebtedness with the proceeds from the follow-on equity offering completed in April 1998, as well as the conversion of a portion of a convertible debenture into common stock of the Company, and the receipt of interest income on the invested proceeds from the Offering.

The decline in the effective income tax rate to 25% in 1998 from 38% in 1997 is due to the implementation of certain income tax planning strategies including the recognition of approximately $600,000 of research and development tax credits during the fourth quarter of 1998, during which period studies were completed which quantified the amounts related thereto.

Seasonality

The demand for the Company's human heart valve and conduit cryopreservation services is seasonal, with peak demand generally occurring in the second and third quarters. Management believes this trend for human heart valve and conduit cryopreservation services is primarily due to the high number of surgeries scheduled during the summer months. Management believes the trends experienced by the Company for its human connective tissue of the knee cryopreservation services indicate this business may also be seasonal because it is an elective procedure which may be performed less frequently during the fourth quarter's holiday season. However, the demand for the Company's vascular tissue cryopreservation services, bioprosthetic cardiovascular devices, single-use medical devices, and BioGlue surgical adhesive does not appear to experience seasonal trends.

Liquidity and Capital Resources

At December 31, 1999 net working capital was $59.9 million, compared to $62.3 million at December 31, 1998, with a current ratio of 9 to 1. The Company's primary capital requirements arise out of general working capital needs, capital expenditures for facilities and equipment, funding of research and development projects, and a common stock repurchase plan approved by the board of directors in October of 1998. The Company historically has funded these requirements through bank credit facilities, cash generated by operations, and equity offerings.

Net cash provided by operating activities was $1.0 million in 1999, as compared to net cash provided by operating activities of $1.2 million in 1998. This decrease primarily resulted from 1) an increase in the growth of deferred preservation costs due to the inventory build up associated with the introduction of new product lines, and 2) an increase in the amount of accounts payable liquidated in the first quarter of 1999 as compared to the first quarter of 1998 due to the expansion of the BioGlue manufacturing laboratory at corporate headquarters, partially offset by 1) an increase in net income excluding the nonrecurring charge of $2.4 million, 2) a decrease in prepaid expenses, and 3) an increase in accrued expenses due to an increase in tissue procurement.

Net cash used in investing activities was $3.3 million in 1999, as compared to $18.9 million in 1998. This decrease in cash used was primarily attributable to a decrease in capital expenditures and in purchases of marketable equity securities during 1999, partially offset by the absence of proceeds from the sale of the IFM product line in 1999, as compared to 1998.

Net cash used in financing activities was $4.5 million in 1999, as compared to net cash provided by financing activities of $30.5 million in 1998. The 1998 net cash inflow was primarily attributable to a follow-on equity offering in March of 1998 that generated proceeds of $45.4 million, partially offset by the repayment of borrowings on the Company's bank loans, and accrued interest thereon, totaling $13.3 million. The Company used funds in 1999 primarily to increase repurchases of treasury stock.

Management is currently seeking to complete a potential private placement of equity or equity-oriented securities to form a subsidiary company for the commercial development of its serine proteinase light activation technologies. This strategy, if successful, will allow an affiliated entity to fund the light activation technology and should expedite the commercial development of its blood clot dissolving and surgical sealant product applications without additional research and development expenditures by the Company (other than through the affiliated company). This strategy, if successful, will favorably impact the Company's liquidity going forward. The Company has ceased further development of light activation technology pending the identification of a corporate partner to fund future development. The Company began its search for a corporate partner in October 1998 and anticipates locating a partner during fiscal 2000. As of December 31, 1999, the Company classified approximately $1.5 million of equipment and other assets related to the light activation technologies as being held for sale.

The Company anticipates that current cash and marketable securities and cash generated from operations will be sufficient to meet its operating and development needs for at least the next 12 months, including the expansion of the Company's corporate headquarters and manufacturing facilities. Additionally, the Company currently maintains a $2.0 million unrestricted line of credit that expires on December 31, 2001. However, the Company's future liquidity and capital requirements beyond that period will depend upon numerous factors, including the timing of the Company's receipt of FDA approvals to begin clinical trials for its products currently in development, the resources required to further develop its marketing and sales capabilities if and when those products gain approval, the resources required to expand its corporate headquarters and manufacturing facility, and the extent to which the Company's products generate market acceptance and demand. There can be no assurance the Company will not require additional financing or will not seek to raise additional funds through bank facilities, debt or equity offerings, or other sources of capital to meet future requirements. These additional funds may not be available when needed or on terms acceptable to the Company, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk - page 20 of annual shareholder report below:

The Company's interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on the Company's cash equivalents of $5.0 million and short-term investments of $15.9 million in municipal obligations as of December 31, 1999, as well as interest paid on its debt. To mitigate the impact of fluctuations in U.S. interest rates, the Company generally maintains 80% to 90% of its debt as fixed rate in nature. As a result, the Company is subject to a risk that interest rates will decrease and the Company may be unable to refinance its debt.

Item 8. Financial Statements and Supplementary Data - pages 22-35 of annual shareholder report below:

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To CryoLife, Inc.:

     We have audited the accompanying consolidated balance sheet of CRYOLIFE, INC. AND SUBSIDIARIES as of December 31, 1999 and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 1998 and for each of the two years ended December 31, 1998 were audited by other auditors whose report dated February 2, 1999 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CryoLife, Inc. and subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN, LLP

Atlanta, Georgia
February 7, 2000

                                 CryoLife, Inc.
                           Consolidated Balance Sheets
                      (in thousands, except per share data)

ASSETS
December 31,                                                                                    1999              1998
---------------------------------------------------------------------------------------- ------------------- ---------------

Current assets:
---------------------------------------------------------------------------------------- ------------------- ---------------
Cash and cash equivalents                                                                            $6,128         $12,885
Marketable securities, at market                                                                     24,403          26,713
Receivables:
    Trade accounts, less allowance for doubtful accounts of
   $528 in 1999 and $256 in 1998                                                                     11,694          10,733
     Income taxes                                                                                        31              71
     Other                                                                                              608             383
---------------------------------------------------------------------------------------- ------------------- ---------------
Total receivables                                                                                    12,333          11,187
---------------------------------------------------------------------------------------- ------------------- ---------------

Deferred preservation cost                                                                           17,652          14,239
Inventories                                                                                           4,597           3,385
Prepaid expenses                                                                                      1,454           1,945
Deferred income taxes                                                                                   983           1,348
---------------------------------------------------------------------------------------- ------------------- ---------------
Total current assets                                                                                 67,550          71,702
---------------------------------------------------------------------------------------- ------------------- ---------------

Property and equipment:
---------------------------------------------------------------------------------------- ------------------- ---------------
Equipment                                                                                            11,882          12,145
Furniture and fixtures                                                                                3,147           3,011
Leasehold improvements                                                                               14,487          14,254
Construction in progress                                                                              1,001           2,266
---------------------------------------------------------------------------------------- ------------------- ---------------
                                                                                                     30,517          31,676
Less accumulated depreciation and amortization                                                       11,843          10,216
---------------------------------------------------------------------------------------- ------------------- ---------------
 Net property and equipment                                                                          18,674          21,460

Other assets:
---------------------------------------------------------------------------------------- ------------------- ---------------

Goodwill, less accumulated amortization
  of $311 in 1999 and $215 in 1998                                                                    1,590           1,685
Patents, less accumulated amortization
   of $794 in 1999 and $660 in 1998                                                                   2,363           2,216
Other, less accumulated amortization
  of $742 in 1999 and $566 in 1998                                                                    2,449           1,327
Deferred income taxes                                                                                 1,399              --
---------------------------------------------------------------------------------------- ------------------- ---------------
Total assets                                                                                        $94,025         $98,390
---------------------------------------------------------------------------------------- ------------------- ---------------

See accompanying notes to consolidated financial statements.

                                 CryoLife, Inc.
                           Consolidated Balance Sheets
                      (in thousands, except per share data)

LIABILITIES AND SHAREHOLDERS' EQUITY
December 31,                                                                             1999           1998
--------------------------------------------------------------------------------- -------------- -------------

Current liabilities:
--------------------------------------------------------------------------------- -------------- -------------
Accounts payable                                                                           $975        $1,655
Accrued expenses                                                                          2,145         2,968
Accrued compensation                                                                        913           726
Accrued fees to technical service representatives                                           248           459
Accrued procurement fees                                                                  2,874         1,806
Current maturities of capital lease obligation                                              180           224
Current maturities of long-term debt                                                        287           516
Deferred income                                                                              --         1,038
--------------------------------------------------------------------------------- -------------- -------------
Total current liabilities                                                                 7,622         9,392
--------------------------------------------------------------------------------- -------------- -------------
Deferred income, less current amount                                                         --         1,525
Deferred income taxes                                                                        --           410
Capital lease obligations, less current maturities                                        1,534         1,714
Convertible debenture                                                                     4,393         4,393
Other long-term debt                                                                        250           535
--------------------------------------------------------------------------------- -------------- -------------
Total liabilities                                                                        13,799        17,969
--------------------------------------------------------------------------------- -------------- -------------
Commitments and Contingencies

Shareholders' equity:
   Preferred stock $.01 par value per share;
     authorized 5,000 shares including 2,000
     shares of series A junior participating preferred stock;
     no shares issued                                                                        --            --
   Common stock  $.01 par value per share;
     authorized 50,000 shares; issued 13,361
     shares in 1999 and 1998                                                                134           134
   Additional paid-in capital                                                            64,425        64,347
   Retained earnings                                                                     23,564        19,113
   Deferred compensation                                                                    (57)           --
   Accumulated other comprehensive income                                                  (785)          139
   Treasury stock; 1,134 shares in 1999 and 845
     shares in 1998, at cost                                                             (7,055)       (3,312)
--------------------------------------------------------------------------------- -------------- -------------
Total shareholders' equity                                                               80,226        80,421
--------------------------------------------------------------------------------- -------------- -------------

--------------------------------------------------------------------------------- -------------- -------------
Total liabilities and shareholders' equity                                              $94,025       $98,390
--------------------------------------------------------------------------------- -------------- -------------

See accompanying notes to consolidated financial statements.

                                 CryoLife, Inc.
                         Consolidated Income Statements
                      (in thousands, except per share data)

Year Ended
December 31,                                                                 1999              1998            1997
----------------------------------------------------------------- ------------------ --------------- ----------------

Revenues:
----------------------------------------------------------------- ------------------ --------------- ----------------
   Preservation services and products                                       $65,845         $60,179          $50,409
   Research grants and licenses                                                 877             512              162
----------------------------------------------------------------- ------------------ --------------- ----------------
                                                                             66,722          60,691           50,571
----------------------------------------------------------------- ------------------ --------------- ----------------
Costs and Expenses:
----------------------------------------------------------------- ------------------ --------------- ----------------
   Preservation services and products                                        30,170          25,303          17,764
   General, administrative, and marketing                                    24,693          23,907          20,548
   Research and development                                                   4,396           4,708           3,946
   Nonrecurring charges                                                       2,355              --              --
   Interest expense                                                             387             670             978
   Interest income                                                           (1,556)         (1,490)             (8)
   Other income, net                                                           (224)         (1,078)           (290)
----------------------------------------------------------------- ------------------ --------------- ---------------
                                                                             60,221          52,020          42,938
----------------------------------------------------------------- ------------------ --------------- ---------------
Income before income taxes                                                    6,501           8,671           7,633
Income tax expense                                                            2,050           2,185           2,908
----------------------------------------------------------------- ------------------ --------------- ---------------
Net income                                                                   $4,451          $6,486          $4,725
----------------------------------------------------------------- ------------------ --------------- ---------------
Earnings per share:
----------------------------------------------------------------- ------------------ --------------- ---------------
   Basic                                                                     $ 0.36          $ 0.54          $ 0.49
----------------------------------------------------------------- ------------------ --------------- ---------------
   Diluted                                                                   $ 0.36          $ 0.53          $ 0.48
----------------------------------------------------------------- ------------------ --------------- ---------------
Weighted average shares outstanding:
----------------------------------------------------------------- ------------------ --------------- ---------------
   Basic                                                                     12,341          11,974           9,642
----------------------------------------------------------------- ------------------ --------------- ---------------
   Diluted                                                                   12,533          12,264           9,942
----------------------------------------------------------------- ------------------ --------------- ---------------

See accompanying notes to consolidated financial statements.

                                 CryoLife, Inc.
                      Consolidated Statements of Cash Flows
                                 (in thousands)

Year Ended December 31,                                                         1999           1998            1997
------------------------------------------------------------------------ --------------- --------------- ---------------
Net cash flows from operating activities:
------------------------------------------------------------------------ --------------- --------------- ---------------
   Net income                                                                 $4,451         $6,486          $4,725
   Adjustments to reconcile net income to net cash
     flows provided by (used in) operating activities:
     Deferred income recognized                                               (1,176)          (387)             --
     Gain on sale of marketable equity securities                               (112)            (4)             --
     Depreciation of property and equipment                                    2,854          2,586           1,842
     Amortization                                                                300            905             814
     Provision for doubtful accounts                                             121            176              46
     Deferred income taxes                                                      (970)        (1,948)            972
     Nonrecurring charges                                                      2,355             --              --
     Changes in operating assets and liabilities:
       Trade and other receivables                                            (1,707)        (1,797)           (533)
       Income taxes                                                               40            771            (438)
       Deferred preservation costs                                            (3,413)        (1,982)         (5,079)
       Inventories                                                            (2,882)        (3,010)           (864)
       Prepaid expenses and other assets                                         491           (706)           (506)
       Accounts payable                                                         (686)           295          (2,756)
       Accrued expenses                                                        1,321           (158)           (468)
------------------------------------------------------------------------ --------------- --------------- ---------------
   Net cash flows provided by (used in) operating activities                     987          1,227          (2,245)
------------------------------------------------------------------------ --------------- --------------- ---------------
Net cash flows from investing activities:
------------------------------------------------------------------------ --------------- --------------- ---------------
   Capital expenditures                                                       (3,853)        (6,693)         (5,059)
   Cash paid for acquisitions, net of cash acquired                               --             --          (4,418)
   Net proceeds from sale of IFM product line                                     --         15,000              --
   Other assets                                                                 (452)          (752)           (148)
   Purchases of marketable securities                                         (5,123)       (34,063)             --
   Sales of marketable securities                                              6,149          7,604               3
------------------------------------------------------------------------ --------------- --------------- ---------------
   Net cash flows used in investing activities                                (3,279)       (18,904)         (9,622)
------------------------------------------------------------------------ --------------- --------------- ---------------
Net cash flows from financing activities:
------------------------------------------------------------------------ --------------- --------------- ---------------
     Principal payments of debt                                                 (514)       (13,990)         (6,607)
     Proceeds from debt issuance                                                  --          1,680          16,643
     Principal payments on obligations under capital leases                     (224)          (203)             --
     Proceeds from exercise of options and issuance of stock                     571         46,298             567
     Purchase of treasury stock                                               (4,296)        (3,350)             --
     Net payments on notes receivable from shareholders                           --             16               5
------------------------------------------------------------------------ --------------- --------------- ---------------
     Net cash flows (used in) provided by financing activities:               (4,463)        30,451          10,608
------------------------------------------------------------------------ --------------- --------------- ---------------
Increase (decrease) in cash                                                   (6,755)        12,774          (1,259)
Effect of exchange rate changes on cash                                           (2)            --              --
Cash and cash equivalents, beginning of year                                  12,885            111           1,370
------------------------------------------------------------------------ --------------- --------------- ---------------
Cash and cash equivalents, end of year                                        $6,128        $12,885            $111
------------------------------------------------------------------------ --------------- --------------- ---------------
Supplemental  disclosures  of cash flow  information - cash paid during the year for:
------------------------------------------------------------------------------------------------------------------------
Interest                                                                        $369           $742            $920
Income taxes                                                                   3,816          3,568           2,380
------------------------------------------------------------------------ --------------- --------------- ---------------
Noncash investing and financing activities:
   Establishing capital lease obligation                                         $--         $2,141             $--
------------------------------------------------------------------------ --------------- --------------- ---------------
   Debt conversion into common stock                                             $--           $608             $--
------------------------------------------------------------------------ --------------- --------------- ---------------
   Purchase of property and equipment
     in accounts payable                                                          $6           $185            $440
------------------------------------------------------------------------ --------------- --------------- ---------------
   Net cash paid for acquisition                                                 $--            $--          $1,768
   Cost in excess of assets acquired                                              --             --           8,541
   Liabilities assumed                                                            --             --            (891)
   Notes issued for assets acquired                                               --             --          (5,000)
------------------------------------------------------------------------ --------------- --------------- ---------------
   Fair value of assets acquired                                                 $--            $--          $4,418
------------------------------------------------------------------------ --------------- --------------- ---------------

See accompanying notes to consolidated financial statements.

                                 CryoLife, Inc.
    Consolidated Statements of Shareholders' Equity and Comprehensive Income
                                 (in thousands)

                      Common Shares                                                                       Notes
                       Outstanding   Additional                        Unrealized                         Receivable     Total
                          Shares      Paid-In   Retained   Deferred    Gains on     Translation Treasury   From        Shareholders'
                          Amount     Capital    Earnings   Compsation  Investments   Gain        Stock    Shareholders   Equity
-------------------   -------------  ---------- --------  ------------  ----------- ----------- -------- ------------ -------------
Balance at December
31, 1996               9,567  $ 101  $  17,128  $ 7,902   $        --   $       (1) $       --  $  (180) $       (21) $      24,929
------------------     -------------  ---------- --------  ------------  ----------- ----------- -------- ------------ -------------
Net income                --    --          --    4,725            --           --          --       --           --         4,725
Unrealized gains on
 investments              --    --          --       --            --            1          --       --           --             1
                                                                                                                      --------------
Comprehensive income                                                                                                        4,726
Exercise of options      105       1        298        --            --          --         --        --          --          299
Employee stock
 purchase plan            30      --        268        --            --          --         --        --          --          268
Additions to
 shareholder notes        --      --         --        --            --          --         --        --         (21)         (21)
Payments on
 shareholder notes        --      --         --        --            --          --         --        --          26           26
-------------------   -------------  ---------- --------  ------------  ----------- ----------- -------- ------------ -------------
Balance at December
 31, 1997              9,702    102     17,694   12,627            --           --          --     (180)         (16)       30,227
-------------------   -------------  ---------- --------  ------------  ----------- ----------- -------- ------------ -------------
Net income                --     --         --    6,486            --           --          --       --           --         6,486
Unrealized gains on
 investments              --     --         --       --            --          139          --       --           --           139
                                                                                                                      -------------
Comprehensive income                                                                                                         6,625
Follow-on equity
offering, net of $703
 of offering costs     2,976     30     45,417       --            --           --          --       --           --        45,447
Exercise of options      100      1        338       --            --           --          --      121           --           460
Employee stock
 purchase plan            31     --        294       --            --           --          --       97           --           391
Convertible debenture     50      1        604       --            --           --          --       --           --           605
Purchase of treasury
 stock                  (343)    --         --       --            --           --          --   (3,350)          --        (3,350)
Payment on
 shareholder note         --     --         --       --            --           --          --       --           16            16
-------------------   -------------  ---------- --------  ------------  ----------- ----------- -------- ------------ -------------
Balance at December
 31, 1998             12,516    134     64,347   19,113            --          139          --   (3,312)          --        80,421
-------------------   -------------  ---------- --------  ------------  ----------- ----------- -------- ------------ -------------
Net income                --     --         --    4,451            --           --          --       --           --         4,451
Unrealized losses on
 investments              --     --         --       --            --         (922)         --       --           --          (922)
Translation
 adjustment               --     --         --       --            --           --          (2)      --           --            (2)
                                                                                                                      -------------
Comprehensive income                                                                                                         3,527
Exercise of options       49     --       (126)      --            --           --          --      305           --           179
Employee stock
 purchase plan            40     --        144       --            --           --          --      248           --           392
Issuance of stock
 options to a
 nonemployee              --     --         60       --           (60)          --          --       --           --            --
Amortization of de-
 ferred compensation      --     --         --       --             3           --          --       --           --             3
Purchase of treasury
 stock                  (378)    --         --       --            --           --          --   (4,296)          --        (4,296)
-------------------   -------------  ---------- --------  ------------  ----------- ----------- -------- ------------ -------------
Balance at December
 31, 1999             12,227  $134   $  64,425  $23,564   $       (57)  $     (783) $       (2) $(7,055) $        --  $     80,226
-------------------  =============  ========== ========  ============  =========== =========== ======== ============ =============

See   accompanying   notes   to consolidated financial statements.

                        CRYOLIFE, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Nature of Business
Founded in 1984, CryoLife, Inc. (the "Company") is the leader in the cryopreservation of viable human tissues for transplant, and is developing and commercializing additional implantable and single-use nonimplantable devices for use in vascular, cardiovascular, and orthopaedic applications. The Company has one primary business segment, cryopreservation of human tissues, marketed in North and South America, Europe, and Asia. The Company's bioprosthetic implantable products include stentless porcine heart valves marketed in Europe, South America, the Middle East, and South Africa, as well as a proprietary project to transplant human cells onto the structure of animal tissue. The Company also serves as an original equipment manufacturer for single-use medical devices for use in vascular surgical procedures. In addition, the Company develops proprietary implantable bioadhesives, including BioGlue surgical adhesive, which it has begun commercializing for vascular and pulmonary applications in North America, Europe, South America, Asia, South Africa, and the Middle East. International revenues were $4.0 million for 1999 and 1998 and were $2.7 million in 1997. Net sales by product for the years ended December 31, 1999, 1998, and 1997 were as follows:

                                                           1999              1998               1997
                                                     ----------------- ------------------ -----------------
             Cryopreservation services:
                 Heart valve and conduit                     $29,043           $30,836            $29,046
                 Vascular tissue                              19,273            14,270             10,469
                 Connective tissue                            11,200             7,720              4,727
                                                     ---------------   ---------------    ---------------
             Total cryopreservation services                  59,516            52,826             44,242

             Bioprosthetic products                              955               798                576
             Single-use medical devices                        3,717             5,672              5,591
             BioGlue surgical adhesive                         1,657               883                ---

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances are eliminated.

Reclassifications
Certain prior year balances have been reclassified to conform to the 1999 presentation.

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

Marketable Securities
The Company maintains cash equivalents and investments in several large, well-capitalized financial institutions, and the Company's policy disallows investment in any securities rated less than "investment-grade" by national rating services.

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

Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. At December 31, 1999 and 1998, all marketable equity securities and debt securities were designated as available-for-sale.

Deferred Preservation Costs and Revenue Recognition
Tissue is procured from deceased human donors by organ procurement organizations and tissue banks which consign the tissue to the Company for processing and preservation. Preservation costs related to tissue held by the Company are deferred until shipment to the implanting hospital. Deferred preservation costs consist primarily of laboratory expenses, tissue procurement fees, fringe and facility allocations, and freight-in charges, and are stated at average cost, determined annually, on a first-in, first-out basis. When the tissue is shipped to the implanting hospital, revenue is recognized and the related deferred preservation costs are charged to operations. The Company does not require collateral or other security for its receivables.

Inventories
Inventories  are  comprised  of  single-use   medical   devices,   bioprosthetic
implantable products, and implantable bioadhesives and are valued at the lower of cost (first-in, first-out) or market.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets, generally five to ten years, on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the lease term or the estimated useful lives of the assets, whichever is shorter.

Assets Held for Sale
As of December 31, 1999, other assets included approximately $1.5 million of equipment and other assets related to the Company's FibRx technologies. In January 1999, the Company ceased further development of FibRx pending the identification of a corporate partner to fund future development. The Company continues to actively pursue a strategic partner for the FibRx technologies. The nonrecurring charge taken in the fourth quarter of 1999 includes approximately $158,000 in costs associated with the location of a corporate partner.

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

The Company periodically evaluates the recoverability of noncurrent tangible and intangible assets and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as business trends and prospects and market and economic conditions.

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

Earnings Per Share
In 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("Statement 128"). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to the Statement 128 requirements.

Comprehensive Income
In 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement 130"), which established standards for the reporting and display of comprehensive income and its components in a full set of comparative general-purpose financial statements. The statement became effective for the Company in 1998. Comprehensive income is defined in Statement 130 as net income plus other comprehensive income, which, under existing accounting standards, includes foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. Comprehensive income disclosures are included in the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

2.  Follow-On Equity Offering

On April 3, 1998 the Company completed a follow-on equity offering (the "Offering") of 2,588,000 new shares of its common stock resulting in net proceeds of $39.4 million. On April 16, 1998 the Company issued an additional 387,500 shares of common stock pursuant to the underwriters' overallotment option resulting in $6.0 million of additional net proceeds to the Company. A portion of the net proceeds was used to repay $13.3 million of principal and interest outstanding under the Company's bank loans.

3. Ideas for Medicine, Inc.

On March 5, 1997 the  Company  acquired  the stock of Ideas for  Medicine,  Inc.
("IFM"), a medical device company specializing in the manufacture and distribution of single-use medical devices, for consideration of approximately $4.5 million in cash and approximately $5.0 million in convertible debentures plus related expenses. The cash portion of the purchase price was financed by borrowings under the Company's revolving term loan agreement. Pursuant to the purchase agreement, an additional consideration of $700,000 was paid in January 2000. The acquisition was accounted for as a purchase; accordingly, the results of operations have been included in the accompanying consolidated income statements from the date of acquisition. Based on the allocation of the purchase price, the Company's unaudited condensed pro forma results of operations for 1997, assuming consummation of the purchase as of January 1, 1997, are as follows (in thousands, except per share data):

                                                            1997
                                                      ----------------
Revenues                                                      $52,082
Net income                                                      4,756
Earnings per share:
  Basic                                                         $0.49
  Diluted                                                        0.48

In connection with this acquisition, the Company also entered into a consulting agreement with the former majority shareholder of IFM requiring monthly payments to such shareholder of approximately $17,000 until March 2002.

On September 30, 1998 the Company completed the sale of substantially all of the IFM product line and certain related assets to Horizon Medical Products, Inc. ("HMP") for $15 million in cash pursuant to an asset purchase agreement. Concurrently, IFM and HMP signed a Manufacturing Agreement (the "Agreement") which provides for the manufacture by IFM of specified minimum dollar amounts of IFM products to be purchased exclusively by HMP over each of the four years following the sale. Thereafter, responsibility for such manufacturing is to be assumed by HMP.

The Company recorded deferred income at the transaction date totaling $2.9 million, representing the selling price less the net book value of the assets sold, which included $7.7 million of goodwill, net of accumulated amortization, and the costs related to the sale. The income was deferred because the sale and manufacturing agreements represent, in the aggregate, a single transaction for which the related income should be recognized over the term of the manufacturing agreement. Accordingly, the deferred income is being reflected in cost of goods sold over the four-year term of the Agreement in a manner which is expected to result in approximately equal margins over the four-year period on the products manufactured and sold by IFM to HMP. During 1999 and 1998 amortization of deferred income totaled $1.2 million and $387,000, respectively.

On June 22, 1999 IFM notified HMP that it was in default of certain provisions of the Agreement. Specifically, HMP is in violation of the payment provisions contained within the Agreement, which calls for inventory purchases to be paid for within 45 days of delivery. Additionally, HMP is in violation due to nonpayment of interest related to such past due accounts receivable.

After notification of the default, HMP indicated to the Company that it would not be able to meet and has not met the minimum purchase requirements outlined in the Agreement. The Company has been negotiating with HMP in order to reach a mutually agreeable solution to the default; however, due to the significant uncertainties related to the Company's ability to realize its investment in IFM, the Company determined that it had incurred an impairment loss on its IFM assets. In calculating the amount of the impairment loss, management used its best estimate to determine the realizable value of its increase in working capital due to the HMP default and the recoverability of IFM's long-lived assets, consisting primarily of leasehold improvements and equipment. As a result, management recorded a $2.1 million impairment loss on working capital and a $2.6 million impairment loss on leasehold improvements. Additionally, the Company offset the above charges with $2.5 million of deferred income recorded in connection with the sale of the IFM product line to HMP. The net pretax effect of the above nonrecurring charges is $2.2 million and has been included under the caption "Nonrecurring charges" in the accompanying Consolidated Income Statements.

At December 31, 1999, after recognition of the impairment loss, IFM assets consist of $800,000 of accounts receivable, $1.7 million of inventory, $1.6 million of a building, and $360,000 of equipment. Management believes any potential resolution to the default on the manufacturing agreement will not have a material adverse impact on the Company's future operating results.

4.  Marketable Securities

The following is a summary of available-for-sale securities (in thousands):

                                                          Unrealized        Estimated
                                                        Holding Losses     Market Value
December 31, 1999                          Cost
                                     ----------------- ----------------- -----------------
Municipal obligations                $         20,223  $          (226)  $         19,997
Equity securities                               9,444             (959)             8,485
                                     ----------------  ----------------  ----------------
                                     $         29,667  $        (1,185)  $         28,482
                                     ================  ================  ================

                                                          Unrealized        Estimated
                                                        Holding Gains      Market Value
December 31, 1998                          Cost
                                     ----------------- ----------------- -----------------
Municipal obligations                $         24,963  $            35   $         24,998
Equity securities                              10,440              175             10,615
                                     ----------------  ----------------  ----------------
                                     $         35,403  $           210   $         35,613
                                     ================  ================  ================


The gross realized gains on sales of available-for-sale securities totaled $112,000 and $4,000 in 1999 and 1998, respectively. Differences between cost and market of a $1.2 million loss (less deferred taxes of $403,000) and a $210,000 gain (less deferred taxes of $71,000) are included as a separate component of shareholders' equity as of December 31, 1999 and 1998, respectively.

At December 31, 1999 and 1998, approximately $4.1 million and $8.9 million, respectively, of debt securities with original maturities of 90 days or less at their acquisition dates were included in cash and cash equivalents. At December 31, 1999 no investments had a maturity date between 90 days and 1 year and approximately $15.9 million of investments mature between 1 and 5 years.

5.  Inventories

Inventories at December 31 are comprised of the following (in thousands):


                                  1999                 1998
                           -------------------- -------------------
Raw materials                           $1,555              $1,296
Work -in process                           578               1,037
Finished goods                           2,464               1,052
                           -------------------- -------------------
                                        $4,597              $3,385
                           ==================== ===================

6.  Long-Term Debt

Long-term debt at December 31 consists of the following (in thousands):

                                                                             1999              1998
                                                                       ----------------- ------------------

7% convertible debenture, due in March 2002                                      $4,393             $4,393

8.25% note payable due in equal annual installments of $250,000
                                                                                    500                750

Note  payable  due in  2000  with  an  effective  interest  rate of 8%,  net of unamortized discount of $3,000 in 1999 and $29,000 in 1998
                                                                                     37                301
                                                                       ----------------- ------------------


                                                                                  4,930              5,444
Less current maturities                                                             287                516
                                                                       ----------------- ------------------
Total long-term debt                                                             $4,643             $4,928
                                                                       ----------------- ------------------

On August 30, 1996 the Company executed a $10 million revolving loan agreement (the "Loan Agreement") with a bank which, as amended on June 12, 1998, permits the Company to borrow up to $2.0 million at either the bank's prime rate of interest (8.5% at December 31, 1999) or at adjusted LIBOR, as defined, plus an applicable LIBOR margin. The Loan Agreement expires on December 31, 2001. The Loan Agreement contains certain restrictive covenants including, but not limited to, maintenance of certain financial ratios and a minimum tangible net worth requirement. The Loan Agreement is secured by substantially all of the Company's assets, including IFM's stock but excluding intellectual property. Commitment fees are paid based on the unused portion of the facility.

In March 1997 the Company issued a $5.0 million convertible debenture in connection with the IFM acquisition. The debenture bears interest at 7% and is due in March 2002. The debenture is convertible into common stock of the Company at any time prior to the due date at $12.08 per common share. In conjunction with the Offering, $607,000 of the convertible debenture was converted into 50,000 shares of the Company's common stock on March 30, 1998.

On September 12, 1996 the Company acquired the assets of United Cryopreservation Foundation, Inc. ("UCFI"), a processor and distributor of cryopreserved human heart valves and saphenous veins for transplant. The Company issued a $1.25 million note in connection with the acquisition. The note bears interest at prime, as adjusted annually on the anniversary date of the acquisition.

In April 1996 the Company issued a $910,000 noninterest bearing note in connection with the acquisition of its BioGlue technology. The note is payable in three annual installments of $290,000, plus a final payment of $40,000 at maturity.

Scheduled maturities of long-term debt for the next five years are as follows (in thousands):

                       2000                      $287
                       2001                       250
                       2002                     4,393
                                                -----
                                               $4,930

7.  Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. The carrying amounts of receivables and accounts payable approximate their fair values due to the short-term maturity of these instruments. The carrying value of the Company's other financial instruments approximated fair value at December 31, 1999 and 1998.

8.  Leases

The Company leases equipment, furniture, and office space under various leases with terms of up to 15 years. Commencing January 5, 1998 IFM leased office and manufacturing facilities under a capital lease for $24,125 per month through January 2008 from the former majority shareholder of IFM. Certain leases contain escalation clauses and renewal options for additional periods. Future minimum lease payments under noncancelable leases as of December 31, 1999 are as follows (in thousands):

                                                            Capitalized                      Operating
                                                              Leases                          Leases
       2000                                             $             310               $           1,422
       2001                                                           290                           1,324
       2002                                                           290                             975
       2003                                                           290                             952
       2004                                                           290                             933
       Thereafter                                                     868                          11,342
       --------------------------------------------------------------------------------------------------
       Total minimum lease payments                                 2,338               $          16,948
                                                                                        =================
       Less amount representing interest                              624
       ------------------------------------------------------------------
       Present value of net minimum
         lease payments                                             1,714
       Less current portion                                           180
       ------------------------------------------------------------------
                                                        $           1,534
       ==================================================================

Property acquired under capital leases at December 31, 1999 consists of the following (in thousands):


       Buildings                                        $           1,987
       Furniture and fixtures                                         150
                                                        -----------------
                                                                    2,137
       Accumulated depreciation                                       529
                                                        $           1,608
                                                        =================

Total rental expense for operating leases amounted to $1,457,000, $1,321,000, and $1,282,000 for 1999, 1998, and 1997, respectively.

9.  Stock Option Plans

The Company has stock option plans which provide for grants of options to employees and directors to purchase shares of the Company's common stock at exercise prices generally equal to the fair values of such stock at the dates of grant, which generally become exercisable over a five-year vesting period and expire within ten years of the grant dates. Under the 1993 Employee Incentive Stock Option Plan, the 1998 Long-Term Incentive Plan, and the amended and restated Nonemployee Director's Plan, the Company has authorized the grant of options of up to 700,000, 300,000, and 396,000 shares of common stock, respectively. As of December 31, 1999 and 1998, there were 383,000 and 569,000 shares of common stock reserved for future issuance under the Company's stock option plans. A summary of stock option transactions under the plans follows:

                                                                     Exercise            Weighted Average
                                                  Shares              Price               Exercise Price
                                              ---------------    -----------------    ------------------------
Outstanding at December 31, 1996                  708,000            $2.25-18.43                   $7.36
Granted                                           201,000            10.25-15.88                   11.97
Exercised                                        (105,000)             2.25-7.50                    2.85
Canceled                                          (50,000)            2.25-16.75                   10.06
                                              ---------------
Outstanding at December 31, 1997                  754,000             3.00-18.43                    8.95
Granted                                           331,000            12.00-17.13                   15.48
Exercised                                        (103,000)            3.12-10.25                    4.80
Canceled                                         (155,000)            3.12-18.43                   16.03
                                              ---------------
Outstanding at December 31, 1998                  827,000             3.00-17.13                   10.73
Granted                                           335,000            11.88-17.13                   13.86
Exercised                                         (49,000)            3.00-10.25                    3.66
Canceled                                         (100,000)           10.25-17.13                   16.94
                                              ---------------
Outstanding at December 31, 1999                1,013,000            $3.00-17.13                  $11.49
                                              ===============

The following table summarizes information concerning currently outstanding and exercisable options:

                           Options Outstanding                                   Options Exercisable
-------------------------------------------------------------------------- ---------------------------------

                                       Weighted Average       Weighted                          Weighted
Range of Exercise                          Remaining           Average                           Average
      Prices            Number         Contractual Life       Exercise          Number          Exercise
                      Outstanding                               Price         Exercisable         Price
------------------- ---------------- ---------------------- -------------- ------------------ --------------
      $3.00-10.25       341,000               1.1               $6.26           284,000           $5.92
      11.28-12.75       351,000               5.0               12.36           112,000           12.05
      13.50-17.13       321,000               4.5               16.11           219,000           16.49
                    ----------------                                       ------------------
      $3.00-17.13     1,013,000               3.5               11.49           615,000          $10.79
                    ================                                       ==================

In September 1999, the Company granted options to a nonemployee to purchase 12,000 shares of common stock at an exercise price of $12.31 per share. In connection with the issuance of these options, the Company recognized $60,000 as deferred compensation for the estimated fair value of the options. Deferred compensation is amortized ratably over the vesting period of the options.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations ("APB 25") in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

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

                                                            1999             1998              1997
                                                      ----------------- ---------------- -----------------
Expected dividend yield                                          0%               0%               0%
Expected stock price volatility                                .540             .520             .533
Risk-free interest rate                                       5.78%            5.30%            5.75%
Expected life of options                                   3.6Years        3.8 Years        4.7 Years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The Company's pro forma information follows (in thousands, except per share data):

                                                           1999              1998              1997
                                                      ---------------- ----------------- -----------------
Net income--as reported                                        $4,451            $6,486            $4,725
Net income--pro forma                                          $3,421            $5,705            $4,164
Earnings per share--as reported:
   Basic                                                       $ 0.36            $ 0.54            $ 0.49
   Dilutive                                                    $ 0.36            $ 0.53            $ 0.48
Earnings per share--pro forma:
   Basic                                                       $ 0.28            $ 0.48            $ 0.43
   Dilutive                                                    $ 0.27            $ 0.47            $ 0.42

Other information concerning stock options follows:

                                                           1999              1998              1997
                                                      ---------------- ----------------- -----------------
Weighted  average  fair  value  of  options  granted
   during the year                                              $5.62             $6.54             $6.69
Number   of   shares   as  to  which   options   are
   exercisable at end of year                                 615,000           505,000           308,000

Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect is not fully reflected until 1999.

10.  Shareholder Rights Plan

On November 27, 1995 the Board of Directors adopted a shareholder rights plan to protect long-term share value for the Company's shareholders. Under the plan, the Board declared a distribution of one Right for each outstanding share of the Company's Common Stock to shareholders of record on December 11, 1995. Additionally, the Company has further authorized and directed the issuance of one Right with respect to each Common Share that shall become outstanding between December 11, 1995 and the earliest of the Right's exercise date or expiration date. Each Right entitles the registered holder to purchase from the Company one-tenth of a share of a newly created Series A Junior Participating Preferred Stock at an exercise price of $100. The Rights, which expire on November 27, 2005, may be exercised only if certain conditions are met, such as the acquisition of 15% or more of the Company's Common Stock by a person or affiliated group ("Acquiring Person").

In the event the Rights become exercisable, each Right will enable the owner, other than the Acquiring Person, to purchase, at the Right's then current exercise price, that number of shares of Common Stock with a market value equal to twice the exercise price. In addition, unless the Acquiring Person owns more than 50% of the outstanding shares of Common Stock, the Board of Directors may elect to exchange all outstanding Rights (other than those owned by such Acquiring Person) at an exchange ratio of one share of Common Stock, or one-tenth of a Preferred Share, per Right.

11.  Stock Repurchase

On October 14, 1998, the Company's Board of Directors authorized the Company to purchase up to 1 million shares of its common stock. The purchase of shares will be made from time -to time in open market or privately negotiated transactions on such terms as management deems appropriate. As of December 31, 1999 and 1998, the Company had purchased 721,000 and 343,000 shares, respectively, of its common stock for an aggregate purchase price of $7,646,000 and $3,350,000, respectively.

12.  Employee Benefit Plans

The Company has a 401(k) savings plan (the "Plan") providing retirement benefits to all employees who have completed at least six months of service. The Company makes matching contributions of 50% of each participant's contribution up to 5% of each participant's salary. Total company contributions approximated $351,000, $241,000, and $139,000 for 1999, 1998, and 1997, respectively. Additionally, the Company may make discretionary contributions to the Plan that are allocated to each participant's account. No such discretionary contributions were made in 1999, 1998, or 1997.

On May 16, 1996 the Company's shareholders approved the CryoLife, Inc. Employee Stock Purchase Plan (the "ESPP"). The ESPP allows eligible employees the right to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each three-month offering period. As of December 31, 1999 and 1998 there were 503,000 and 543,000, respectively, shares of common stock reserved under the ESPP and there had been 97,000 and 57,000, respectively, shares issued under the plan.

13. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                                     1999              1998              1997
                                                                 --------------     ------------    ----------------
  Numerator for basic and diluted earnings per share -- income
     available to common shareholders                                   $4,451           $6,486              $4,725
                                                                 ==============     ============    ================

  Denominator for basic earnings per share - weighted-average           12,341           11,974               9,642
     basis
  Effect of dilutive stock options                                         192              290                 300
                                                                 --------------     ------------    ----------------
  Denominator for diluted earnings per share -- adjusted                12,533           12,264               9,942
     weighted-average shares
                                                                 ==============     ============    ================
  Basic earnings per share                                              $ 0.36           $ 0.54              $ 0.49
                                                                 ==============     ============    ================
  Diluted earnings per share                                            $ 0.36           $ 0.53              $ 0.48
                                                                 ==============     ============    ================

14.  Income Taxes

Income tax expense consists of the following (in thousands):

                                                            1999               1998             1997
                                                      ------------------ ----------------- ----------------
Current:
  Federal                                                        $2,912            $3,854           $1,533
  State                                                              95               279              403
                                                      ------------------ ----------------- ----------------
                                                                  3,007             4,133            1,936
Deferred                                                           (957)           (1,948)             972
                                                      ------------------ ----------------- ----------------
                                                                 $2,050            $2,185           $2,908
                                                      ================== ================= ================

Such amounts differ from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following (in thousands):

                                                            1999              1998             1997
                                                      ------------------ ----------------- ----------------

Tax expense at statutory rate                                  $2,210            $2,947            $2,593
Increase (reduction) in income taxes
 resulting from:
    Change in valuation allowance for
    deferred tax assets                                            --                --               (30)
    Entertainment expenses                                         47                90                42
    State income taxes, net of federal                            163               173               266
      benefit
    Nontaxable interest income                                   (232)              (63)               --
    Research and development credits                             (100)             (585)               --
    State and local tax refunds                                    --              (256)               --
    Other                                                         (38)             (121)               37
                                                      ------------------ ----------------- ----------------
                                                               $2,050            $2,185            $2,908
                                                      ================== ================= ================

The tax effects of temporary differences which give rise to deferred tax liabilities and assets at December 31 are as follows (in thousands):

                                                                             1999              1998
                                                                        ---------------- -----------------
Long-term deferred tax assets (liabilities):
   Impairment of IFM long-lived assets                                        $993               $--
   Intangible assets                                                           579               547
   Property                                                                   (556)           (1,537)
   Deferred income                                                              --               580
                                                                        ---------------- -----------------
                                                                             1,016              (410)
Current deferred tax assets (liabilities):
   Impairment of IFM inventory                                                 634                --
   Unrealized gain on marketable securities                                    403               (71)
   Allowance for bad debts                                                     201                97
   Accrued expenses                                                             98               872
   Deferred income                                                              --               394
   Deferred preservation costs and inventory reserves                           57                20
   Other                                                                       (27)               36
                                                                        ---------------- -----------------
                                                                             1,366             1,348
                                                                        ---------------- -----------------
Net deferred tax assets                                                     $2,382              $938
                                                                        ================ =================

At December 31, 1999, the Company has recorded a net deferred tax asset of $2.4 million. Realization of the net deferred tax asset is dependent on generating sufficient taxable income in future periods. Although realization is not ensured, management believes that it is more likely than not that the deferred tax asset will be realized.

15.  Executive Insurance Plan

Pursuant to a supplemental life insurance program for certain executive officers of the Company, the Company and the executives share in the premium payments and ownership of insurance policies on the lives of such executives. The Company's aggregate premium contributions under this program were $33,000, $43,000, and $38,000 for 1999, 1998, and 1997, respectively.

16.  Equipment on Loan to Implanting Hospitals

The Company consigns liquid nitrogen freezers with certain implanting hospitals for tissue storage. The freezers are the property of the Company. At December 31, 1999 freezers with a total cost of approximately $1.8 million and related accumulated depreciation of approximately $1.0 million were located at the implanting hospitals' premises. Depreciation is provided over the estimated useful lives of the freezers on a straight-line basis.

17.  Transactions with Related Parties

The Company expensed $60,000,  $68,000, and $65,000 during 1999, 1998, and 1997, respectively, relating to services performed by a law firm whose sole proprietor is a member of the Company's Board of Directors and a shareholder of the Company. The Company expensed $64,000 and $75,000 in 1999 and 1998, respectively, relating to consulting services performed by a member of the Company's Board of Directors and a shareholder of the Company. The Company expensed $195,000, $210,000, and $175,000 in 1999, 1998, and 1997, respectively, relating to consulting services performed by a shareholder of the Company.

                    SELECTED QUARTERLY FINANCIAL INFORMATION
                      (In thousands except per share data)


------------------------------------------- ----------- ------------ ----------- ----------- -----------
REVENUES                                          Year      First       Second      Third       Fourth
                                                            Quarter     Quarter     Quarter     Quarter
------------------------------------------- ----------- ------------ ----------- ----------- -----------
                                                  1999      $16,325     $17,395     $16,529     $16,473
                                                  1998       14,561      15,554      16,014      14,562
                                                  1997       10,413      12,723      14,641      13,092
NET INCOME
------------------------------------------- ----------- ------------ ----------- ----------- -----------
                                                  1999       $1,380      $1,727      $1,714      $ (370)
                                                  1998        1,172       2,048       1,902       1,364
                                                  1997          952       1,160       1,458      $1,155
EARNINGS PER SHARE - DILUTED1,2
------------------------------------------- ----------- ------------ ----------- ----------- -----------
                                                  1999        $0.11       $0.14       $0.14     $ (0.03)
                                                  1998         0.12        0.16        0.15        0.11
                                                  1997         0.10        0.12        0.15        0.12


1    Reflects adjustment for the 2-for-1 stock split effected June 28, 1996.

2 Presented, and where appropriate, restated to conform to Statement 128 requirements.