Form 10-K, Exhibit 13
period 2000-12-31
CRYOLIFE INC
filed 2001-04-02
CIK 784199

Exhibit 13

Item 5. Market for Registrant's Equity and Related Stockholder Matters - page 35 of annual shareholder report below:

MARKET PRICE OF COMMON STOCK

The Company's Common Stock is traded under the symbol "CRY." The following table sets forth, for the periods indicated, the intra-day high and low sale prices per share of Common Stock on the NYSE.

2000                                                              High                 Low
- ----------------------------------------------------------------- -------------------- -------------------
First Quarter                                                     16 5/12               7 1/2
Second Quarter                                                    16 1/4               10 3/8
Third Quarter                                                     23 1/8               14 7/8
Fourth Quarter                                                    35 7/8               17 5/6
- ----------------------------------------------------------------- -------------------- -------------------

1999                                                              High                 Low
- ----------------------------------------------------------------- -------------------- -------------------
First Quarter                                                      8 1/2                6 5/6
Second Quarter                                                    12 5/12               6 2/3
Third Quarter                                                     10 1/6                7 1/2
Fourth Quarter                                                     9 1/4                7 3/8
- ----------------------------------------------------------------- -------------------- -------------------

Reflects adjustment for 3-for-2 stock split effected December 27, 2000.

Item 6. Selected Financial Data - page 36 of annual shareholder report below:



                                                    SELECTED FINANCIAL INFORMATION
- --------------------------------------------------------------------------------------------------------------------
                                   (In thousands except percentages and per share data) December 31,


OPERATIONS                                        2000          1999          1998          1997           1996
- --------------------------------------------- ------------- ------------- ------------- -------------- -------------
   Revenues                                     $77,096       $66,722      $60,691         $50,571        $36,866
   Net Income                                     7,817         4,451        6,486           4,725          3,927
   Research and development as a
     percentage of revenues                        6.8%          6.6%         7.8%            7.8%           7.6%

EARNINGS PER SHARE 1,2
- --------------------------------------------- ------------- ------------- ------------- -------------- -------------
   Basic                                         $ 0.42        $ 0.24       $ 0.36          $ 0.33         $ 0.28
   Diluted                                       $ 0.41        $ 0.24       $ 0.35          $ 0.32         $ 0.26

YEAR-END FINANCIAL POSITION
- --------------------------------------------- ------------- ------------- ------------- -------------- -------------
   Total assets                                $112,009       $94,025      $98,390         $54,402        $34,973
   Working capital                               68,449        59,597       62,310          19,478         10,787
   Long-term liabilities                         11,905         6,177        8,577          17,846          2,799
   Shareholders' equity                          89,395        80,226       80,421          30,227         24,929
   Current ratio                                    7:1           9:1          8:1             4:1            3:1
   Shareholders' equity per diluted
     common share 1,2                            $ 4.65        $ 4.27       $ 4.38          $ 2.03         $ 1.68



1    Reflects adjustment for the 3-for-2 stock split effected December 27, 2000.

2    Reflects adjustment for the 2-for-1 stock split effected June 28, 1996.



1343997v1

Item 8. Financial Statements and Supplementary Data - pages 22-37 of annual shareholder report below:


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO CRYOLIFE, INC.:

         We have audited the accompanying consolidated balance sheet of CRYOLIFE, INC. AND SUBSIDIARIES as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 1998, and for each of the two years ended December 31, 1998, were audited by other auditors whose report dated February 2, 1999 expressed and unqualified opinion on those statements.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CryoLife, Inc. and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the two years ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN, LLP
Atlanta, Georgia
February 7, 2001

1344382v1

                                 CryoLife, Inc.
                           Consolidated Balance Sheets
                      (in thousands, except per share data)

ASSETS
December 31,                                                                      2000                1999
- ----------------------------------------------------------------------------------------------------------

Current assets:
- ----------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                              $        17,480    $          6,128
Marketable securities, at market                                                21,234              24,403
Receivables:
    Trade accounts, less allowance for doubtful accounts of
      $85 in 2000 and $528 in 1999                                              11,454              11,694
     Note receivable, less allowance of $723                                     1,833                  --
     Income taxes                                                                  574                  31
     Other                                                                         711                 608
- ----------------------------------------------------------------------------------------------------------
Total receivables                                                               14,572              12,333
- ----------------------------------------------------------------------------------------------------------

Deferred preservation costs                                                     20,311              17,652
Inventories                                                                      3,994               4,597
Prepaid expenses                                                                   893               1,123
Deferred income taxes                                                              674                 983
- ----------------------------------------------------------------------------------------------------------
Total current assets                                                            79,158              67,219
- ----------------------------------------------------------------------------------------------------------

Property and equipment:
- ----------------------------------------------------------------------------------------------------------
   Equipment                                                                    12,911              11,882
   Furniture and fixtures                                                        4,327               3,147
   Leasehold improvements                                                       14,149              14,487
   Construction in progress                                                      8,219               1,001
- ----------------------------------------------------------------------------------------------------------
                                                                                39,606              30,517
   Less accumulated depreciation and amortization                               14,027              11,843
- ----------------------------------------------------------------------------------------------------------
      Net property and equipment                                                25,579              18,674
- ----------------------------------------------------------------------------------------------------------

Other assets:
- ----------------------------------------------------------------------------------------------------------
Note receivable, less allowance of $241                                            643                  --
Goodwill, less accumulated amortization
  of $405 in 2000 and $311 in 1999                                               1,495               1,590
Patents, less accumulated amortization
   of $850 in 2000 and $794 in 1999                                              2,540               2,363
Other, less accumulated amortization
  of $436 in 2000 and $742 in 1999                                               2,423               2,780
Deferred income taxes                                                              171               1,399
- ----------------------------------------------------------------------------------------------------------
Total assets                                                           $       112,009    $         94,025
- ----------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                                 CryoLife, Inc.
                           Consolidated Balance Sheets
                      (in thousands, except per share data)


LIABILITIES AND SHAREHOLDERS' EQUITY
December 31,                                                                      2000                1999
- ----------------------------------------------------------------------------------------------------------

Current liabilities:
- ----------------------------------------------------------------------------------------------------------
Accounts payable                                                       $         2,914    $            975
Accrued expenses                                                                 1,054               1,595
Accrued compensation                                                             2,097               1,711
Accrued procurement fees                                                         3,537               2,874
Current maturities of capital lease obligation                                     173                 180
Current maturities of long-term debt                                               934                 287
- ----------------------------------------------------------------------------------------------------------
Total current liabilities                                                       10,709               7,622
- ----------------------------------------------------------------------------------------------------------

Capital lease obligations, less current maturities                               1,361               1,534
Convertible debenture                                                            4,393               4,393
Bank line of credit, less current maturities                                     6,151                  --
Other long-term debt                                                                --                 250
- ----------------------------------------------------------------------------------------------------------
Total liabilities                                                               22,614              13,799
- ----------------------------------------------------------------------------------------------------------

Commitments and Contingencies

Shareholders' equity:
   Preferred stock $.01 par value per share;
     authorized 5,000 shares including 2,000
     shares of series A junior participating preferred stock;
     no shares issued                                                               --                  --
   Common stock  $.01 par value per share;
     authorized 75,000 shares; issued 20,077 in 2000 and
     20,041 shares in 1999                                                         201                 200
     Additional paid-in capital                                                 64,936              64,359
   Retained earnings                                                            31,381              23,564
   Deferred compensation                                                           (45)                (57)
   Accumulated other comprehensive income                                       (1,088)               (785)
   Treasury stock; 1,356 shares in 2000 and 1,701
     shares in 1999, at cost                                                    (5,990)             (7,055)
- ----------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                      89,395              80,226
- ----------------------------------------------------------------------------------------------------------


Total liabilities and shareholders' equity                             $       112,009    $         94,025
- ----------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                 CryoLife, Inc.
                         Consolidated Income Statements
                      (in thousands, except per share data)

Year Ended
December 31,                                                         2000           1999             1998
- ---------------------------------------------------------------------------------------------------------

Revenues:
- ---------------------------------------------------------------------------------------------------------
     Preservation services and products                     $      76,480  $      65,845  $        60,179
     Research grants and licenses                                     616            877              512
- ---------------------------------------------------------------------------------------------------------
                                                                   77,096         66,722           60,691
- ---------------------------------------------------------------------------------------------------------
Costs and Expenses:
- ---------------------------------------------------------------------------------------------------------
     Preservation services and products                            33,347         30,170           25,303
     General, administrative, and marketing                        28,731         24,693           23,907
     Research and development                                       5,207          4,396            4,708
     Nonrecurring charges                                              --          2,355               --
     Interest expense                                                 299            387              670
     Interest income                                               (1,952)        (1,556)          (1,490)
     Other income, net                                               (169)          (224)          (1,078)
- ----------------------------------------------------------------------------------------------------------
                                                                   65,463         60,221           52,020
- ---------------------------------------------------------------------------------------------------------
Income before income taxes                                         11,633          6,501            8,671
Income tax expense                                                  3,816          2,050            2,185
- ---------------------------------------------------------------------------------------------------------
Net income                                                  $       7,817  $       4,451  $         6,486
- ---------------------------------------------------------------------------------------------------------
Earnings per share:
- -------------------
     Basic                                                  $        0.42  $        0.24  $          0.36
- ---------------------------------------------------------------------------------------------------------
     Diluted                                                $        0.41  $        0.24  $          0.35
- ---------------------------------------------------------------------------------------------------------
Weighted average shares outstanding:
     Basic                                                         18,541         18,512           17,961
- ---------------------------------------------------------------------------------------------------------
     Diluted                                                       19,229         18,800           18,396
- ---------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                 CryoLife, Inc.
                      Consolidated Statements of Cash Flows
                                 (in thousands)

Year Ended December 31,                                              2000           1999             1998
- ---------------------------------------------------------------------------------------------------------
Net cash flows from operating activities:
- ---------------------------------------------------------------------------------------------------------
     Net income                                             $       7,817  $       4,451  $         6,486
     Adjustments to reconcile net income to net cash
         flows provided by operating activities:
         Deferred income recognized                                    --         (1,176)            (387)
         Gain on sale of marketable equity securities                  --           (112)              (4)
         Depreciation of property and equipment                     3,023          2,854            2,586
         Amortization                                                 199            300              905
         Provision for doubtful accounts                               21            121              176
         Deferred income taxes                                      1,658           (970)          (1,948)
         Nonrecurring charges                                          --          2,355               --
         Tax effect of non-qualified option exercises                 595             --               --
         Changes in operating assets and liabilities:
              Trade and other receivables                             469         (1,707)          (1,797)
              Income taxes                                           (543)            40              771
              Deferred preservation costs                          (2,659)        (3,413)          (1,982)
              Inventories                                          (1,433)        (2,882)          (3,010)
              Prepaid expenses and other assets                       230            822             (706)
              Accounts payable                                      1,095           (686)             295
              Accrued expenses                                       (193)         1,321             (158)
- ----------------------------------------------------------------------------------------------------------
     Net cash flows provided by operating activities               10,279          1,318            1,227
- ---------------------------------------------------------------------------------------------------------
Net cash flows from investing activities:
- ---------------------------------------------------------------------------------------------------------
     Capital expenditures                                          (9,491)        (3,853)          (6,693)
     Net proceeds from sale of IFM product line                        --             --           15,000
     Other assets                                                      43           (783)            (752)
     Purchases of marketable securities                            (5,729)        (5,123)         (34,063)
     Sales of marketable securities                                 8,542          6,149            7,604
- ---------------------------------------------------------------------------------------------------------
     Net cash flows used in investing activities                   (6,635)        (3,610)         (18,904)
- ----------------------------------------------------------------------------------------------------------
Net cash flows from financing activities:
- ---------------------------------------------------------------------------------------------------------
     Principal payments of debt                                      (287)          (514)         (13,990)
     Proceeds from debt issuance                                    6,835             --            1,680
     Proceeds from note receivable                                    360             --               --
     Principal payments on obligations under capital leases          (180)          (224)            (203)
     Proceeds from exercise of options and issuance of stock        1,660            571           46,298
     Purchase of treasury stock                                      (612)        (4,296)          (3,350)
     Net payments on notes receivable from shareholders                --             --               16
- ---------------------------------------------------------------------------------------------------------
     Net cash flows provided by (used in) financing activities      7,776         (4,463)          30,451
- ---------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                        11,420         (6,755)          12,774
Effect of exchange rate changes on cash                               (68)            (2)              --
- ---------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                        6,128         12,885              111
- ---------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                      $      17,480  $       6,128  $        12,885
- ---------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information -
  cash paid during the year for:
- ---------------------------------------------------------------------------------------------------------
Interest                                                    $         471  $         369  $           742
Income taxes                                                        2,215          3,816            3,568
- ---------------------------------------------------------------------------------------------------------
Non cash investing and financing activities:
     Establishing capital lease obligation                  $          --  $          --  $         2,141
- ---------------------------------------------------------------------------------------------------------
     Debt conversion into common stock                      $          --  $          --  $           608
- ---------------------------------------------------------------------------------------------------------
     Purchase of property and equipment
       in accounts payable                                  $         844  $           6  $           185
- ---------------------------------------------------------------------------------------------------------
       Tax effects of non-qualified option exercises        $         595  $          --  $            --
- ---------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                                 CryoLife, Inc.
                 Consolidated Statements of Shareholders' Equity
                                 (in thousands)


                                                                                                             Notes
                                Common Shares   Additional                         Accumulated            Receivable     Total
                                 Outstanding    Paid-In    Retained   Deferred        Other     Treasury     From     Shareholders'
                                Shares   Amount  Capital   Earnings Compensation  Comprehensive   Stock   Shareholders   Equity
                                                                                     Income
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997   14,553      $154    $17,642  $12,627           $--           $--    $(180)       $(16)      $30,227
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                         --        --         --    6,486            --            --        --          --        6,486
Unrealized gains on
investments                        --        --         --       --            --           139        --          --          139
                                                                                                                      -------------
Comprehensive income                                                                                                         6,625
Follow-on equity offering,
  net of $703 of offering
  costs                         4,464        44     45,403       --            --            --        --          --       45,447
Exercise of options               150         1        338       --            --            --       121          --          460
Employee stock purchase plan       46        --        294       --            --            --        97          --          391
Convertible debenture              75         1        604       --            --            --        --          --          605
Purchase of treasury stock      (514)        --         --       --            --            --   (3,350)          --      (3,350)
Payment on shareholder note        --        --         --       --            --            --        --          16           16
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998   18,774       200     64,281   19,113            --           139   (3,312)          --       80,421
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                         --        --         --    4,451            --            --        --          --        4,451
Unrealized losses on
  investments                      --        --         --       --            --         (922)        --          --        (922)
Translation adjustment             --        --         --       --            --           (2)        --          --          (2)
                                                                                                                      -------------
Comprehensive income                                                                                                         3,527
Exercise of options                74        --      (126)       --            --            --       305          --          179
Employee stock purchase plan       60        --        144       --            --            --       248          --          392
Issuance of stock options
  to a nonemployee                 --        --         60       --          (60)            --        --          --           --
Amortization of deferred
  compensation                     --        --         --       --             3            --        --          --            3
Purchase of treasury stock      (567)        --         --       --            --            --   (4,296)          --      (4,296)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999   18,341       200     64,359   23,564          (57)         (785)   (7,055)          --       80,226
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                         --        --         --    7,817            --            --        --          --        7,817
Unrealized losses on
  investments                      --        --         --       --            --         (235)        --          --        (235)
Translation adjustment             --        --         --       --            --          (68)        --          --         (68)
                                                                                                                      -------------
Comprehensive income                                                                                                         7,514
Exercise of options               392         1        338       --            --            --     1,389          --        1,728
Employee stock purchase plan       66        --        239       --            --            --       288          --          527
Amortization of deferred
  compensation                     --        --         --       --            12            --        --          --           12
Purchase of treasury stock       (78)        --         --       --            --            --     (612)          --        (612)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000   18,721      $201    $64,936  $31,381         $(45)      $(1,088)  $(5,990)         $--       89,395
===================================================================================================================================

See accompanying notes to consolidated financial statements.

                         CRYOLIFE, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies

Nature of Business

Founded  in  1984,  CryoLife,   Inc.  (the  "Company")  is  the  leader  in  the
preservation of viable human tissues for transplant, and is developing and commercializing additional implantable devices for use in vascular, cardiovascular, and orthopaedic applications. The Company's primary business segment, cryopreservation of human tissues, marketed in North and South America, Europe, and Asia. The Company develops proprietary implantable bioadhesives, including BioGlue surgical adhesive, which it has begun commercializing for vascular and pulmonary applications in North America, Europe, South America, Asia, South Africa, and the Middle East. In addition, the Company's bioprosthetic implantable products include stentless porcine heart valves marketed in Europe, South America, the Middle East, Canada, and South Africa, as well as a proprietary project to transplant human cells onto the structure of animal tissue. Until October 9, 2000, the Company served as an original equipment manufacturer for single-use medical devices for use in vascular surgical procedures. International revenues were $5.1 million in 2000 and $4.0 million in 1999 and 1998. Net revenues by product for the years ended December 31, 2000, 1999, and 1998 were as follows:

                                                 2000              1999               1998
                                           ----------------- ------------------ -----------------
 Preservation services:
     Heart valve tissue                            $29,685           $29,043            $30,836
     Vascular tissue                                21,279            19,273             14,270
     Connective tissue                              16,132            11,200              7,720
                                           ---------------   ---------------    ---------------
 Total preservation services                        67,096            59,516             52,826

 BioGlue surgical adhesive                           6,405             1,657                883
 Single-use medical devices                          2,208             3,717              5,672
 Bioprosthetic products                                771               955                798
                                           ---------------   ---------------    ---------------
                                                   $76,480           $65,845            $60,179
                                           ===============   ===============    ===============

Principles of Consolidation

The consolidated  financial  statements  include the accounts of the Company and
its  wholly-owned  subsidiaries.   All  significant  intercompany  balances  are
eliminated.


Reclassifications

Certain prior year balances have been reclassified to conform to the 2000 presentation.


Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

Revenues for preservation services are recognized as services are performed. Revenues from medical devices and other products are recognized at the time the product is shipped or title passes pursuant to customer terms. Revenues from research grants are recognized in the period the associated costs are incurred, and license revenues are recognized in the period cash is received and all licensor obligations have been fulfilled. Amounts recognized as revenues are fixed and collectibility of the related receivables is reasonably assured.


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

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designations as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale. Available-for-sale securities are stated at their fair values, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. At December 31, 2000 and 1999, all marketable equity securities and debt securities were designated as available-for-sale.


Deferred Preservation Costs

Tissue is procured from deceased human donors by organ procurement organizations and tissue banks which consign the tissue to the Company for processing and preservation. Preservation costs related to tissue held by the Company are deferred until shipment to the implanting hospital. Deferred preservation costs consist primarily of laboratory expenses, tissue procurement fees, fringe and facility allocations, and freight-in charges, and are stated on a first-in, first-out basis.


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


Long-lived Assets

The Company records impairment losses on long-lived assets in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets.


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


Stock Split

On November 27, 2000, the Board of Directors declared a three-for-two stock split, effected in the form of a stock dividend, payable on December 27, 2000, to shareholders of record on December 8, 2000. All share and per share information in the accompanying consolidated financial statements has been adjusted to reflect such split.


Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" ("Statement 130"), establishes standards for the reporting and display of comprehensive income and its components in a full set of comparative general-purpose financial statements. The statement became effective for the Company in 1998. Comprehensive income is defined in Statement 130 as net income plus other comprehensive income, which, under existing accounting standards, includes foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. Comprehensive income disclosures are included in the Consolidated Statements of Shareholders' Equity.


New Accounting Pronouncement

On January 1, 2001, the Company was required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"), as amended. Statement 133 requires the Company to recognize all derivative instruments on the balance sheet at fair value, and changes in the derivative's fair value must be recognized currently in earnings or other comprehensive income, as applicable. The adoption of Statement 133 impacts the accounting for the Company's forward-starting interest rate swap agreement.

The Company maintains a construction line of credit, which converts to floating rate debt (i.e., term loan) upon completion of the expansion of the Company's corporate headquarters (Note 5). This floating rate debt exposes the Company to changes in interest rates going forward. On March 16, 2000, the Company entered into $4 million in notional amounts of a forward-starting interest swap agreement that take effect on June 1, 2001. This swap agreement has been designated as a cash flow hedge to effectively convert a portion of its anticipated term loan balance to a fixed rate basis, thus reducing the impact of interest rate changes on future income. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amounts. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. Upon adoption of SFAS 133 in 2001, the Company recorded an unrealized loss of approximately $175,000 related to the interest rate swap, which was recorded as part of long-term liabilities and accumulated other comprehensive income. The reclassification of any gains or losses associated with the interest rate swap into the statement of income is anticipated to occur upon the various maturity dates of the interest rate swap agreement, which expires in 2006.

During 1999, the Securities and Exchange Commission released Staff Bulletin 101, "Revenue Recognition in Financial Statements" which clarifies the basic criteria for recognizing revenue. The Company adopted this bulletin during the fourth quarter 2000. The adoption of this bulletin did not have a material impact on the consolidated financial statements.

2. Ideas for Medicine, Inc.

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

On September 30, 1998 the Company completed the sale of substantially all of the IFM product line and certain related assets to Horizon Medical Products, Inc. ("HMP") for $15 million in cash pursuant to an asset purchase agreement. Concurrently, IFM and HMP signed a Manufacturing Agreement (the "Agreement") which provided for the manufacture by IFM of specified minimum dollar amounts of IFM products to be purchased exclusively by HMP over each of the four years following the sale. Thereafter, responsibility for such manufacturing was to be assumed by HMP.

The Company recorded deferred income at the transaction date totaling $2.9 million, representing the selling price less the net book value of the assets sold, which included $7.7 million of goodwill, net of accumulated amortization, and the costs related to the sale. The income was deferred because the sale and manufacturing agreements represented, in the aggregate, a single transaction for which the related income should be recognized over the term of the manufacturing agreement. Accordingly, the deferred income was reflected in cost of goods sold during 1999 and 1998 to maintain margins that would have been approximately equal over the four-year period of the Agreement on the products manufactured and sold by IFM to HMP. During 1999 and 1998 amortization of deferred income totaled $1.2 million and $387,000, respectively.

On June 22, 1999 IFM notified HMP that it was in default of certain provisions of the Agreement. Specifically, HMP was in violation of the payment provisions contained within the Agreement, which called for inventory purchases to be paid for within 45 days of delivery. Additionally, HMP was in violation due to nonpayment of interest related to such past due accounts receivable.

After notification of the default, HMP indicated to the Company that it would not be able to meet and did not meet the minimum purchase requirements outlined in the Agreement. At December 31, 1999, the Company determined that it had incurred an impairment loss on its IFM assets due to the significant uncertainties related to the Company's ability to realize its investment in IFM. In calculating the amount of the impairment loss, management used its best estimate to determine the realizable value of its increase in working capital due to the HMP default and the recoverability of IFM's long-lived assets, consisting primarily of leasehold improvements and equipment. As a result, management recorded a $2.1 million impairment loss on working capital and a $2.6 million impairment loss on leasehold improvements. Additionally, the Company offset the above charges with $2.5 million of deferred income recorded in connection with the sale of the IFM product line to HMP. The net pretax effect of the above nonrecurring charges was $2.2 million and has been included under the caption "Nonrecurring charges" in the accompanying Consolidated Income Statements. At December 31, 1999, after recognition of the impairment loss, IFM assets consisted of $800,000 of accounts receivable, $1.7 million of inventory, $1.6 million of building, and $360,000 of equipment.

On October 9, 2000 the Company sold substantially all of the remaining assets of IFM to HMP. The assets consisted primarily of inventory, equipment and leasehold improvements. The transaction provides for HMP to pay the Company the sum of approximately $5.9 million, payable in equal monthly installments of principal and interest of $140,000. The note consists of a portion, approximately $3.8 million, which bears interest at 9% per year, and a non-interest-bearing portion of approximately $2.1 million. The note also requires an additional $1 million principal payment at any time prior to April 3, 2001. If the $1 million payment is made when due, and no other defaults exist under the note, then $1 million of the non-interest-bearing portion of the note will be forgiven. In addition, at such time as the principal balance has been paid down to $1.1 million and there have been no defaults under the promissory note, the remainder of the note will be forgiven and the note will be canceled.

In addition, CryoLife has entered into a sublease agreement with HMP under which HMP has assumed responsibility for the IFM manufacturing facility. Also, substantially all of the employees of IFM have become employees of HMP.


3.  Marketable Securities

The following is a summary of available-for-sale securities (in thousands):

                                                           Unrealized        Estimated
                                                             Holding          Market
December 31, 2000                           Cost              Losses           Value
                                      ----------------- ----------------- -----------------
Municipal obligations                 $         17,789  $            (2)  $         17,787
Equity securities                                9,889           (1,540)             8,349
                                      ----------------  ----------------  ----------------
                                      $         27,678  $        (1,542)  $         26,136
                                      ================  ================  ================

                                                           Unrealized        Estimated
                                                            Holding            Market
December 31, 1999                           Cost             Losses            Value
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
                                      ================  ================  ================


The gross realized gains on sales of available-for-sale securities totaled $0 and $112,000 in 2000 and 1999, respectively. Differences between cost and market of a $1.5 million (less deferred taxes of $524,000) and a $1.2 million loss (less deferred taxes of $403,000) are included as a separate component of shareholders' equity as of December 31, 2000 and 1999, respectively.

At December 31, 2000 and 1999, approximately $4.9 million and $4.1 million, respectively, of debt securities with original maturities of 90 days or less at their acquisition dates were included in cash and cash equivalents. At December 31, 2000 approximately $8.3 million of investments mature within 90 days, no investments had a maturity date between 90 days and 1 year, and approximately $21.2 million of investments mature between 1 and 5 years.

4.  Inventories

Inventories at December 31 are comprised of the following (in thousands):


                                   2000                 1999
                            -------------------- -------------------
Raw materials                            $1,796              $1,555
Work in process                             405                 578
Finished goods                            1,793               2,464
                                          -----               -----
                                         $3,994              $4,597
                                         ======              ======

5.  Long-Term Debt

Long-term debt at December 31 consists of the following (in thousands):

                                                                              2000              1999
                                                                         ----------------    --------------
Line of credit  bearing  interest  equal to the Adjusted LIBOR plus 2%, to be adjusted monthly.  Upon the earlier of completion of construction of the Company's expanded  headquarters or June 30, 2001, the line will convert to a 5 year term loan bearing  interest at Adjusted  LIBOR plus
1.5%.                                                                             $6,835                 --

7% convertible debenture, due in March 2002                                        4,393              4,393

8.25% note payable due in equal annual installments of $250,000                      250                500

Note payable due in 2000 with an effective  interest rate of 8%, net of
unamortized discount of $3,000 in 1999                                                --                 37
                                                                         ----------------    --------------
                                                                                  11,478              4,930

Less current maturities                                                              934                287
                                                                         ----------------    --------------
Total long-term debt                                                             $10,544             $4,643
                                                                         ================    ==============

As amended on June 12, 1998, the Company executed a $10 million revolving loan agreement (the "Loan Agreement") with a bank which permits the Company to borrow up to $2.0 million at either the bank's prime rate of interest (9.5% at December 31, 2000) or at adjusted LIBOR, as defined, plus an applicable LIBOR margin. The Loan Agreement expires on December 31, 2001. The Loan Agreement contains certain restrictive covenants including, but not limited to, maintenance of certain financial ratios and a minimum tangible net worth requirement. The Loan Agreement is secured by substantially all of the Company's assets, excluding intellectual property. Commitment fees are paid based on the unused portion of the facility.

On April 25, 2000 the Company entered into a loan agreement ("Line Agreement") which permits the Company to borrow up to $8 million under a line of credit during the expansion of the Company's corporate headquarters. Borrowings under the line of credit bear interest equal to the Adjusted LIBOR plus 2% to be adjusted monthly (8.8% at December 31, 2000). Upon the earlier of completion of construction or June 30, 2001, the line of credit will be converted to a term loan to be paid in 60 equal monthly installments of principal plus interest computed at Adjusted LIBOR plus 1.5%. The Line Agreement contains certain restrictive covenants including, but not limited to, maintenance of certain financial ratios and a minimum tangible net worth requirement. The Line Agreement is secured by substantially all of the Company's assets. A commitment fee of $20,000 was paid when the Company entered into the Line Agreement. At December 31, 2000, $1.2 million was available to be borrowed under the line of credit.

In March 1997 the Company issued a $5.0 million convertible debenture in connection with the IFM acquisition. The debenture bears interest at 7% and is due in March 2002. The debenture is convertible into common stock of the Company at any time prior to the due date at $8.05 per common share. In conjunction with the Company's follow-on equity offering in April of 1998, $607,000 of the convertible debenture was converted into 75,000 shares of the Company's common stock on March 30, 1998.

On September 12, 1996 the Company acquired the assets of United Cryopreservation Foundation, Inc. ("UCFI"), a processor and distributor of cryopreserved human heart valves and saphenous veins for transplant. The Company issued a $1.25 million note in connection with the acquisition. The note bears interest at prime, as adjusted annually on the anniversary date of the acquisition.

Scheduled maturities of long-term debt for the next five years are as follows (in thousands):

                                        2001                       $934
                                        2002                      5,760
                                        2003                      1,367
                                        2004                      1,367
                                        2005                      1,367
                                  Thereafter                        683
                                                                -------
                                                                $11,478

6.    Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. The carrying amounts of receivables and accounts payable approximate their fair values due to the short-term maturity of these instruments. The carrying value of the Company's other financial instruments approximated fair value at December 31, 2000 and 1999.

7.  Commitments and Contingencies

Leases

The Company leases equipment, furniture, and office space under various leases with terms of up to 19 years. Commencing January 5, 1998 the Company leased office and manufacturing facilities under a capital lease for $24,125 per month with an interest rate at 8% per annum through January 2008 from the former majority shareholder of IFM. This lease is subject to a sublease agreement with HMP as discussed in footnote number 2. Certain leases contain escalation clauses and renewal options for additional periods. Future minimum lease payments under noncancelable leases as of December 31, 2000 are as follows (in thousands):

                                                            Capitalized                      Operating
                                                              Leases                          Leases
       --------------------------------------------------------------------------------------------------
       2001                                             $             290               $           2,061
       2002                                                           290                           1,947
       2003                                                           290                           1,942
       2004                                                           290                           1,896
       2005                                                           290                           1,905
       Thereafter                                                     579                          20,779
       --------------------------------------------------------------------------------------------------
       Total minimum lease payments                                 2,029               $          30,530
                                                                                        =================
       Less amount representing interest                              495
       ------------------------------------------------------------------
       Present value of net minimum
         lease payments                                             1,534
       Less current portion                                           173
       ------------------------------------------------------------------
                                                        $           1,361
       ==================================================================

Property acquired under capital leases at December 31, 2000 consists of the following (in thousands):


       Buildings                                        $           1,987
       Accumulated depreciation                                       596
                                                        -----------------
                                                        $           1,391
                                                        =================

Total rental expense for operating leases amounted to $1,478,000, $1,457,000, and $1,321,000, for 2000, 1999, and 1998, respectively. Total rental income under the sublease with HMP was $95,000 in 2000. No rental income was received in 1999 and 1998.


Litigation, Claims, and Assessments

The Company is party to various legal proceedings arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. Management believes that the outcome of its various legal proceedings will not have a material adverse effect on the Company's financial position or results of operations.

8.  Stock Option Plans

The Company has stock option plans which provide for grants of options to employees and directors to purchase shares of the Company's common stock at exercise prices generally equal to the fair values of such stock at the dates of grant, which generally become exercisable over a five-year vesting period and expire within ten years of the grant dates. Under the 1993 Employee Incentive Stock Option Plan, the 1998 Long-Term Incentive Plan, and the amended and restated Nonemployee Director's Plan, the Company has authorized the grant of options of up to 1,050,000, 900,000, and 594,000 shares of common stock, respectively. As of December 31, 2000 and 1999, there were 994,000 and 575,000 shares of common stock reserved for future issuance under the Company's stock option plans. A summary of stock option transactions under the plans follows:

                                                                      Exercise            Weighted Average
                                                   Shares              Price               Exercise Price
                                                --------------    -----------------    --------------------
Outstanding at December 31, 1997                  1,131,000           $2.00-12.29                   $5.96
Granted                                             496,000            8.00-11.50                   10.35
Exercised                                          (155,000)            2.08-6.83                    3.20
Canceled                                           (232,000)           2.08-12.29                   10.69
                                                --------------    -----------------    --------------------
Outstanding at December 31, 1998                  1,240,000            2.00-11.50                    7.17
Granted                                             503,000            7.92-11.42                    9.24
Exercised                                           (74,000)            2.00-6.83                    2.44
Canceled                                           (150,000)           6.83-11.42                   11.30
                                                --------------    -----------------    --------------------
Outstanding at December 31, 1999                  1,519,000            2.33-11.50                    7.67
Granted                                             492,000           11.50-29.15                   13.99
Exercised                                          (416,000)            2.33-9.00                    3.85
Canceled                                            (45,000)            6.83-9.00                    8.64
                                                --------------    -----------------    --------------------
Outstanding at December 31, 2000                  1,550,000           $5.67-29.15                  $10.67
                                                ==============    =================    ====================


The following table summarizes information concerning currently outstanding and exercisable options:

                            Options Outstanding                                    Options Exercisable
- ---------------------------------------------------------------------------- --------------------------------

                                         Weighted Average       Weighted                         Weighted
                                             Remaining           Average                          Average
 Range of Exercise          Number         Contractual          Exercise          Number         Exercise
    Prices               Outstanding           Life               Price        Exercisable         Price
- -------------------- ----------------- ---------------------- -------------- ----------------- --------------
$       5.67-8.21             393,000           2.8               $7.52          291,000           $7.46
       8.23-11.42             506,000           3.6                9.64          275,000           10.56
      11.50-11.63             556,000           4.9               11.56          225,000           11.50
      12.92-29.15              95,000           6.1               24.04               --              --
                     -----------------                                       -----------------
      $5.67-29.15           1,550,000           4.0              $10.67          791,000           $9.69
                     =================                                       =================

In September 1999, the Company granted options to a nonemployee to purchase 18,000 shares of common stock at an exercise price of $8.21 per share. In connection with the issuance of these options, the Company recognized $60,000 as deferred compensation for the estimated fair value of the options. Deferred compensation is amortized ratably over the vesting period of the options.

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

Pro forma information regarding net income and earnings per share is required by Statement 123, which requires that the information be determined as if the Company has accounted for its employee stock options granted under the fair value method of that statement. The fair values for these options were estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                             2000              1999             1998
                                                       ----------------- ----------------- ----------------
Expected dividend yield                                       0%                0%               0%
Expected stock price volatility                              .540              .540             .520
Risk-free interest rate                                     6.39%             5.78%             5.30%
Expected life of options                                    4.3 Years         3.6 Years         3.8 Years

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

For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The Company's pro forma information follows (in thousands, except per share data):

                                                             2000             1999              1998
                                                       ----------------- ---------------- -----------------
Net income--as reported                                          $7,817           $4,451            $6,486
Net income--pro forma                                            $6,634           $3,421            $5,705
Earnings per share--as reported:
   Basic                                                         $ 0.42           $ 0.24            $ 0.36
   Dilutive                                                      $ 0.41           $ 0.24            $ 0.35
Earnings per share--pro forma:
   Basic                                                         $ 0.36           $ 0.19            $ 0.32
   Dilutive                                                      $ 0.35           $ 0.18            $ 0.31

Other information concerning stock options follows:

                                                            2000              1999              1998
                                                       ---------------- ----------------- -----------------
Weighted   average  fair  value  of  options  granted
   during the year                                               $6.97             $3.75             $4.36
Number   of   shares   as  to   which   options   are
   exercisable at end of year                                  791,000           923,000           757,000

9.  Shareholder Rights Plan

On November 27, 1995 the Board of Directors adopted a shareholder rights plan to protect long-term share value for the Company's shareholders. Under the plan, the Board declared a distribution of one Right for each outstanding share of the Company's Common Stock to shareholders of record on December 11, 1995. Additionally, the Company has further authorized and directed the issuance of one Right with respect to each Common Share that shall become outstanding between December 11, 1995 and the earliest of the Right's exercise date or expiration date. Each Right entitles the registered holder to purchase from the Company one-thirtieth of a share of a newly created Series A Junior Participating Preferred Stock at an exercise price of $100. The Rights, which expire on November 27, 2005, may be exercised only if certain conditions are met, such as the acquisition of 15% or more of the Company's Common Stock by a person or affiliated group ("Acquiring Person").

In the event the Rights become exercisable, each Right will enable the owner, other than the Acquiring Person, to purchase, at the Right's then current exercise price, that number of shares of Common Stock with a market value equal to twice the exercise price times the number of one-tenth of a share of Series A Junior Participating Preferred Stock for which the Right is then exercisable. In addition, unless the Acquiring Person owns more than 50% of the outstanding shares of Common Stock, the Board of Directors may elect to exchange all outstanding Rights (other than those owned by such Acquiring Person) at an exchange ratio of one share of Common Stock per Right appropriately adjusted to reflect any stock split, stock dividend or similar transaction.

10.  Stock Repurchase

On October 14, 1998, the Company's Board of Directors authorized the Company to purchase up to 1.5 million shares of its common stock. The purchase of shares will be made from time-to-time in open market or privately negotiated transactions on such terms as management deems appropriate. As of December 31, 2000, 1999 and 1998, the Company had purchased an aggregate of 1,159,000, 1,081,000 and 514,000 shares, respectively, of its common stock for an aggregate purchase price of $8,258,000, $7,646,000 and $3,350,000, respectively.

11.  Employee Benefit Plans

The Company has a 401(k) savings plan (the "Plan") providing retirement benefits to all employees who have completed at least six months of service. The Company makes matching contributions of 50% of each participant's contribution up to 5% of each participant's salary. Total company contributions approximated $407,000, $351,000, and $241,000, for 2000, 1999, and 1998, respectively. Additionally, the Company may make discretionary contributions to the Plan that are allocated to each participant's account. No such discretionary contributions were made in 2000, 1999, or 1998.

On May 16, 1996 the Company's shareholders approved the CryoLife, Inc. Employee Stock Purchase Plan (the "ESPP"). The ESPP allows eligible employees the right to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each three-month offering period. As of December 31, 2000 and1999 there were 688,000 and 754,000, respectively, shares of common stock reserved under the ESPP and there had been 212,000 and 146,000, respectively, shares issued under the plan.

12. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                           2000                1999               1998
                                                     -----------------    ---------------    ----------------
       Numerator for basic and diluted earnings
          per share -- income available to common
          shareholders                                         $7,817             $4,451              $6,486
                                                     =================    ===============    ================

       Denominator for basic earnings per share -
          weighted-average shares                              18,541             18,512              17,961
       Effect of dilutive stock options                           688                288                 435
                                                     -----------------    ---------------    ----------------
       Denominator for diluted earnings per share
          - adjusted weighted-average shares                   19,229             18,800              18,396
                                                     =================    ===============    ================
       Basic earnings per share                                $ 0.42             $ 0.24              $ 0.36
                                                     =================    ===============    ================
       Diluted earnings per share                              $ 0.41             $ 0.24              $ 0.35
                                                     =================    ===============    ================

13.  Income Taxes

Income tax expense consists of the following (in thousands):

                                                             2000               1999              1998
                                                       ------------------ ------------------ ---------------
Current:
  Federal                                                         $2,272             $2,912          $3,854
  State                                                             (114)               108             279
                                                       ------------------ ------------------ ---------------
                                                                   2,158              3,020           4,133
Deferred                                                           1,658               (970)         (1,948)
                                                       ------------------ ------------------ ---------------
                                                                  $3,816             $2,050          $2,185
                                                       ================== ================== ===============

Such amounts differ from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following (in thousands):

                                                             2000              1999             1998
                                                             ------            ------           ------
Tax expense at statutory rate                                $3,955            $2,210           $2,947
Increase (reduction) in income taxes
Resulting from:
    Entertainment expenses                                       47                47               90
    State income taxes, net of federal                          231               163              173
     Benefit
    Nontaxable interest income                                 (264)             (232)             (63)
    Research and development credits                           (125)             (100)            (585)
    State and local tax refunds                                  --                --             (256)
    Other                                                       (28)              (38)            (121)
                                                             ------            ------           ------
                                                             $3,816            $2,050           $2,185
                                                             ======            ======           ======

The tax effects of temporary differences which give rise to deferred tax liabilities and assets at December 31 are as follows (in thousands):

                                                                              2000              1999
                                                                         ----------------- ----------------
Long-term deferred tax (liabilities) assets:
   Property                                                                        $(756)            (556)
   Intangible assets                                                                 538              579
   Impairment of IFM long-lived assets                                                --              993
                                                                         ---------------   --------------
                                                                                   (218)            1,016
Current deferred tax assets (liabilities):
   Impairment of IFM inventory                                                        --              634
   Unrealized gain on marketable securities                                          524              403
   Allowance for bad debts                                                           398              201
   Accrued expenses                                                                  104               98
   Deferred preservation costs and inventory reserves                                 87               57
   Other                                                                             (50)             (27)
                                                                         ---------------   --------------
                                                                                   1,063            1,366
                                                                         ---------------   --------------
Net deferred tax assets                                                             $845           $2,382
                                                                         ===============   ==============

At December 31, 2000, the Company has recorded a net deferred tax asset of $845,000. Realization of the net deferred tax asset is dependent on generating sufficient taxable income in future periods. Although realization is not ensured, management believes that it is more likely than not that the deferred tax asset will be realized.

14.  Executive Insurance Plan

Pursuant to a supplemental life insurance program for certain executive officers of the Company, the Company and the executives share in the premium payments and ownership of insurance policies on the lives of such executives. The Company's aggregate premium contributions under this program were $53,000, $33,000, and $43,000, for 2000, 1999, and 1998, respectively.

15.  Equipment on Loan to Implanting Hospitals

The Company consigns liquid nitrogen freezers with certain implanting hospitals for tissue storage. The freezers are the property of the Company. At December 31, 2000 freezers with a total cost of approximately $1.9 million and related accumulated depreciation of approximately $1.2 million were located at the implanting hospitals' premises. Depreciation is provided over the estimated useful lives of the freezers on a straight-line basis.

16.  Transactions with Related Parties

The Company expensed $78,000, $60,000, and $68,000, during 2000, 1999, and 1998, respectively, relating to services performed by a law firm whose sole proprietor is a member of the Company's Board of Directors and a shareholder of the Company. The Company expensed $102,000, $64,000 and $75,000 in 2000, 1999 and 1998, respectively, relating to consulting services performed by a member of the Company's Board of Directors and a shareholder of the Company. The Company expensed $150,000, $195,000, and $210,000 in 2000, 1999, and 1998, respectively, relating to consulting services performed by a shareholder of the Company.





1343740



                                               SELECTED QUARTERLY FINANCIAL INFORMATION
- -------------------------------------------------------------------------------------------------------------------
                                                 (In thousands except per share data)

                                                              First         Second        Third         Fourth
REVENUES                                          Year       Quarter       Quarter       Quarter        Quarter
- ----------------------------------------------- ---------- ------------- ------------- ------------- --------------
                                                  2000       $19,623      $19,454        $19,524         $18,495
                                                  1999        16,325       17,395         16,529          16,473
                                                  1998        14,561       15,554         16,014          14,562

NET INCOME
- ----------------------------------------------- ---------- ------------- ------------- ------------- --------------
                                                  2000        $1,604       $1,979         $2,308          $1,926
                                                  1999         1,380        1,727          1,714           (370)
                                                  1998         1,172        2,048          1,902           1,364

EARNINGS PER SHARE - DILUTED 1
- ----------------------------------------------- ---------- ------------- ------------- ------------- --------------
                                                  2000        $ 0.09       $ 0.10         $ 0.12          $ 0.10
                                                  1999          0.07         0.09           0.09          (0.02)
                                                  1998          0.08         0.10           0.10            0.07



1    Reflects adjustment for the 3-for-2 stock split effected December 27, 2000.



1343997v1